08004468

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genesis Energy Plc

*CURRENT ADDRESS 1137 Budapest, XIII.
Szent István krt. 18.

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 28 2008
THOMSON REUTERS

FILE NO. 82- 35224 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/22/08.

CORPORATE GOVERNANCE REPORT

In accordance with the resolutions of Act IV of 2006 on business associates, § 312, Genesis Energy Investment Public Limited Company has developed its Corporate Governance Report for 2007.

Genesis Energy, as a company listed on the Budapest Stock Exchange, has considered the Corporate Governance Recommendations developed and accepted by the Budapest Stock Exchange as governing.

With its international management in the Hungarian headquarter, Genesis Energy PLC. plans to establish three plants worldwide to manufacture thin film solar cells of 5.7 square meters, in frame of capital export partly from Hungary. Of the studied locations, so far Hungary, Spain and Singapore have proved to be the favourable in terms of professional and business aspects. To implement its strategy, the company has assessed holding as the most appropriate organisational form. Accordingly the company has incorporated or purchased separate subsidiary companies for the projects at the different locations.

Name	Equity/ shareholders' capital	Ownership ratio (%)	Voting right [1] %	Category [2]
Genesis Solar Espana S.L.	EUR 1.686.937	100.00	100.00	Subsidiary company
Genesis Solar Magyarország Kft.	HUF 273.000.000	100,00	100.00	Subsidiary company
Genesis Solar Singapore Pte. Ltd. *	EUR 5,704,.750	75.00	75.00	Subsidiary company

The Company has increased equity of two of its subsidiaries, Genesis Solar Espana S.L and Genesis Solar Magyarország Kft. The equity of the Spanish company has been increased by 1.687 million Euros, and that of the Hungarian company by HUF 270 million, compared to the former HUF 3 million. The equity increases has been registered. The Company financed the costs of the preparation of the factory investments to be realised in the two countries. The objective of equity increase was to have the project companies cover the costs of the factory investments to be made in the two countries and that the own fund should be available there as required for drawing credit and receiving the grants.

The Company also advanced credits to Genesis Solar Espana S.L. which are now being converted to equity.

The company is governed by an international management, whose members are:

Dr. Gábor Rényi, President/CEO
Gabriella Zádorné Prazsák, CFO
Jenő Kunovits, SCM and CIO
Dr. Eckardt Bihler, Chief Operation Officer
Dieter Hentschel, Chief Implementation Officer

Based on the decision of the General Meeting, a unified Board of Directors was established in 2006 with the following members:

Name		Start of term	End/Termination of term	Own shares possessed (number of units)
Dr. Gábor Rényi	President	1984	2011	45.350
Dr. Eckardt Bihler		2007	2011	
Dieter Hentschel		2007		
Gabriella Zádorné Prazsák		1994	2011	
Robert Stein		2004	2011	
E.M.A. Mier-Jedrzejowicz		2006	2011	
Dr. Zsolt Megyeri		1994	2011	260
Gábor Kálmán		1999	2011	
Erzsébet Birman	President of Audit Committee	1997	2011	240
Dr. Gábor Urai	Member of Audit Committee	1994	2011	
Oszkár Hegedüs	Member of Audit Committee	1992	2011	140

No significant changes occurred in the organisation of the company, the Board of Directors was expanded with two new members during 2007.

The Company discloses each and every information required by the law or deemed by the Board of Directors as „significant bearing" with respect to the evaluation of the Company. The Board of Directors continuously informs investors on the strategic business objectives and their occasional changes.

Attached to this Report, please find the Declaration required by the Recommendations of BSE.

Budapest, 25 April, 2008

Genesis Energy PLC. Board of Directors

CORPORATE GOVERNANCE REPORT

In accordance with the resolutions of Act IV of 2006 on Business Associations, § 312, Genesis Energy Investment Public Limited Company has developed its Corporate Governance Report for 2006.

Genesis Energy, as a company listed on the Budapest Stock Exchange, has considered the Corporate Governance Recommendations developed and accepted by the Budapest Stock Exchange as governing.

The main reason for the organisational deviations from the Corporate Governance Recommendations during the operations of the company was the fact that during the Company's capital increase of 2006, Genesis Capital Management Ltd. (Trust House, 112. Bonadie Street, Kingstown, St. Vincent and the Grenadines) obtained a 70.57% participation of majority control in the public limited company. The appearance of the new majority owner has changed also the core business activity of the Company, the previous activity of business and real estate investments was terminated. Since the autumn of 2006, the new strategy of Genesis Energy PLC. has been to establish significant solar cell producing capacity in Hungary.

Genesis Energy PLC. is a member of Genesis Investment Funds Ltd. with its seat on St. Vincent & The Grenadines and which principals have been engaged in investment operations in various high tech industries for several decades. A key objective of the Genesis Investment Funds Ltd. is to utilise its experiences in the area of the production of renewable energy by the manufacture of thin film solar cells making use of solar energy. Hungarian-based and listed on the Budapest Stock Exchange, Genesis Energy PLC. wishes to use the know-how and experience of Genesis group to play a significant, leading role worldwide in the implementation of solar cell producing plants. We ensure the required capital with foreign and domestic capital market transactions, for which we have the appropriate business partners. Shareholders of Genesis Energy succeeded in winning over a team of German experts – with great experience in the construction and professional management of factories producing semi-conductors – to support the plans of the Company as professional managers.

With its international management in the Hungarian headquarter, Genesis Energy PLC. plans to establish three plants worldwide, each of a value of almost 100 million Euros, to manufacture thin film solar cells of 5.7 square meters, of a capacity of ca. 300 MWp, in frame of capital export partly from Hungary. Of the studied locations, so far Hungary, Spain and Singapore have proved to be the most favourable in terms of professional and business aspects. Business negotiations on state granted subsidies have been commenced on all the three potential locations. When making the final decision on choosing the locations, the amount of state subsidies available and support from the government will be taken into consideration with a special importance.

Taking the opportunities provided by the new Act on Business Associations, the Company transformed, on the proposal of a shareholder with majority influence, its managing and controlling body with its resolutions made on the General Meeting held on 28 November 2006 by replacing the Managing Body with the Board of Directors, terminating the Supervisory Board and establishing the Audit Committee. After these organisational changes, the new bodies held their statutory meetings and made resolutions on their sets of procedural rules, which will soon be approved by them. The Company in its new organisational structure will strive for achieving the above mentioned new business objectives in the business year 2007.

Attached to the Report, please find the Declaration required by the Recommendations of BSE.

Budapest, 12 Apri,l 2007

Genesis Energy PLC. Board of Directors

Report of the Audit Committee on
the Business Report of Genesis Energy Plc.
for the Year 2007

Members of the Audit Committee, being also members of the Board of Directors, have been continuously acquiring information on the operation of the Company, and taking part in making strategic decisions on its operation.

In frame of its activity, the Company paid special attention during the year to achieve the following objectives:

- to establish the subsidiary company structure needed for the implementation of projects
- acquisition of financial resources in form of increase of equity
- to prepare the investments for thin film solar cells producing capacities, and to organize its financing

Singapore-based STP Production Pte. Ltd. became part of the consolidation range of Genesis Energy Plc., as the Company obtained a 75% ownership participation in it during the last year. Since the 25% minority participation was acquired by Genesis Investment Fund, the company, under the name Genesis Solar Singapore Pte. Ltd., is now entirely included in the interests of Genesis group.

The acquisition of financial resources has enabled the equity of the Company to be increased with HUF 604 million. The total amount including the premium (agio) reached HUF 3.381.887.600. As a result of the activity carried out by the Company, the Spanish and Hungarian governments bound themselves to grant non-refundable subsidies in case of making investments in their countries. In addition, the Company has obtained a Letter of Intent from EXIM Bank stating that the financial institute wishes to participate in financing the technology required for all the three investments if the companies meet all the

requirements. The Company signed an agreement with GEM Global Yield Fund on providing financing resources in the amount of 40 million euros.

In frame of preparing the investments, the Company has obtained the know-how required for the production of thin film solar cells. The Spanish subsidiary company has purchased the real estate required for the construction of the plant, while the Hungarian subsidiary company possesses an option for the real estate required for the Hungarian plant.

The Audit Committee investigated the business report, the consolidated and unconsolidated balance sheets, income and cash flow statements of the Company, and made discussions on these with the selected auditor of the Company. The Committee has ascertained that these reports are professionally established, they meet the requirements of genuineness and legality. Transactions carried out with related companies also meet legal requirements.

Based on the above, the Audit Committee proposes the General Meeting to accept the unconsolidated annual report of the Company with the following main figures:

- Balance Sheet of the Company with a Balance Sheet Total of HUF 6 137 907 thousand,
- Profit of the Year, which is a loss of HUF 214 589 thousand.

The Committee also proposes the General Meeting to accept the consolidated annual report of the Company with the following main figures:

- Balance Sheet of the Company with a Balance Sheet Total of HUF 5 692 502 thousand,
- Profit of the Year, which is a loss of HUF 747 758 thousand.

Budapest, 25 April, 2008

Erzsébet Birman
President of Audit Committee

CG Declaration on Compliance with the Corporate Governance Recommendations

As part of the Corporate Governance Report, by completing the following tables, the company declares to what extent it applied in its own practice of corporate governance the recommendations and suggestions formulated in the different points of the Corporate Governance Recommendations ("CGR") published by the Budapest Stock Exchange Ltd. By reviewing the tables, market participants may receive information on the extent to which the corporate governance practice of different companies meets certain requirements included in the CGR, and may easily compare the practices of the different companies.

Level of compliance with the Recommendations
The company should indicate whether it applies the relevant recommendation or not, and in the case of a negative answer, it should provide the reasons for not applying the given recommendation.

R **Error! Reference source not found.**The Managing Body ensured that shareholders received access to information in t

Yes No (Please explain)

R **Error! Reference source not found.** The company applies the "one share - one vote" principle.

Yes No (Please explain)

R **Error! Reference source not found.** The company ensures that shareholders must meet the same requirements in orde

Yes No (Please explain)

R **Error! Reference source not found.** Items on the general meeting agenda only include subjects which are correctly de

Yes No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

Yes **No (no SB)**

R **Error! Reference source not found.** Shareholders' comments on and supplements to the items on the agenda were pul

Yes **No (no such occurred)**

R **Error! Reference source not found.** Comments on the items of the agenda were made available to shareholders simul

Yes **No (no such occurred)**

Written comments made on the items on the agenda were published two working days prior to the general meeting.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The election and dismissal of executives took place individually and by separate resolutions.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The responsibilities of the Managing Body include those laid out in **Error! Reference source not found.**.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The Managing Body held meetings regularly, at times designated in advance.

<u>**Yes**</u> No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

Yes <u>**No SB**</u>

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

<u>**Yes**</u> No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

Yes <u>**No SB**</u>

R **Error! Reference source not found.** The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of their independent status from those members considered independent.

Yes <u>**No SB**</u>

R **Error! Reference source not found.** The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

Yes <u>**No (the company applies requirements set by the law)**</u>

R **Error! Reference source not found.** Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company's subsidiary).

Yes No (Please explain)

R **Error! Reference source not found.** Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

Yes No (Please explain)

Transactions which according to **Error! Reference source not found.**, fell outside the normal course of the company's business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

Yes No (Please explain)

R **Error! Reference source not found.** Board members informed the Supervisory Board/Audit Committee if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

Yes **No (size of the organization doesn't require it)**

The Managing Body established its guidelines regarding insiders' trading in securities and monitored compliance with those guidelines.

Yes **No (size of the organization doesn't require it)**

R **Error! Reference source not found.** The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

Yes **No (no such occurred)**

The Supervisory Board formed an opinion on the remuneration guidelines.

Yes **No SB**

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the general meeting, as a separate item on the agenda.

Yes No (Please explain)

R **Error! Reference source not found.** The Managing Body prepared an evaluation of the work it carried out in the given business year.
The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

Yes No (Please explain)

R **Error! Reference source not found.** It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

Yes No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the general meeting as a separate agenda item.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The structure of share-incentive schemes were approved by the general meeting.

Yes **No (no such occurred)**

Prior to the decision by the general meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in **Error! Reference source not found.**).

Yes **No**

R **Error! Reference source not found.** The Remuneration Statement was prepared by the company and submitted to the general meeting.

Yes **Was not needed**

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

Yes **No** (Please explain)

R **Error! Reference source not found.** The Managing Body or the committee operated by it is responsible for monitoring and controlling the company's entire risk management.

Yes No (Please explain)

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

Yes No (Please explain)

The Managing Body took the necessary steps to identify the major risk areas.

<u>Yes</u> No (Please explain)

R **Error! Reference source not found.** The Managing Body formulated the principles regarding the system of internal controls.

<u>Yes</u> No (Please explain)

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company's performance and profit targets.

<u>Yes</u> No (Please explain)

R **Error! Reference source not found.** When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in **Error! Reference source not found.**.

<u>Yes</u> No (Please explain)

R **Error! Reference source not found.** It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

<u>Yes</u> No (Please explain)

R **Error! Reference source not found.** The company created an independent Internal Audit function which reports to the Audit Committee.

Yes **<u>Initial phase of activity doesn't require it</u>**

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

Yes **<u>Initial phase of activity doesn't require it</u>**

R **Error! Reference source not found.** The internal audit activity is carried out by the Internal Audit function based on authorisation from the Audit Committee.

Yes **<u>Initial phase of activity doesn't require it</u>**

As an organisation, the Internal Audit function is independent from the executive management.

Yes **<u>Initial phase of activity doesn't require it</u>**

R **Error! Reference source not found.** The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

Yes **<u>Initial phase of activity doesn't require it</u>**

R **Error! Reference source not found.** The Managing Body prepared its report for shareholders on the operation of internal controls.

Yes **<u>No</u>**

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

Yes **<u>Initial phase of activity doesn't require it</u>**

R **Error! Reference source not found.** The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

Yes **<u>Was not needed</u>**

R **Error! Reference source not found.** The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

Yes **<u>No (no such occurred)</u>**

R **Error! Reference source not found.** The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

Yes **<u>No (no such occurred)</u>**

The Managing Body pre-determined in a resolution what circumstances constitute "significant bearing".

Yes **<u>Was not needed</u>**

R **Error! Reference source not found.** On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the Remuneration Committee, as well as the committees' targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

Yes **<u>Current size of the organization doesn't require it</u>**

R **Error! Reference source not found.** The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

Yes **<u>Current size of the organization doesn't require it</u>**

R **Error! Reference source not found.** The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor's report on problems discovered during the audit.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to **Error! Reference source not found.**

Yes **Was not needed**

R **Error! Reference source not found.** There is a Nomination Committee operating at the company.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Nomination Committee provided for the preparation of personnel changes.

Yes **Current size of the organization doesn't require it**

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

Yes **Current size of the organization doesn't require it**

The Nomination Committee evaluated the activity of board and executive management members.

Yes **Current size of the organization doesn't require it**

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** There is a Remuneration Committee operating at the company.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

Yes **<u>Current size of the organization doesn't require it</u>**

The remuneration of the Managing Body was approved by the general meeting based on the recommendation of the Remuneration Committee.

Yes **Current size of the organization doesn't require it**

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

Yes **Current size of the organization doesn't require it**

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

Yes **Current size of the organization doesn't require it**

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The majority of the members of the Remuneration Committee are independent.

Yes **No such committee**

R **Error! Reference source not found.** The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

Yes No (Please explain)

R **Error! Reference source not found.** In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

Yes **Nature of the organization doesn't require it**

R **Error! Reference source not found.** The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

Yes No (Please explain)

R **Error! Reference source not found.** The company's disclosure guidelines include the procedures governing electronic, on-line disclosure.

Yes **Nature of the organization doesn't require it**

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

Yes No (Please explain)

R **Error! Reference source not found.** The Managing Body assessed the efficiency of disclosure processes.

Yes **Was not needed**

R **Error! Reference source not found.** The company published its corporate events calendar on its website.

Yes **Was not needed**

R **Error! Reference source not found.** In the annual report and on the website of the company, the public was informed about the company's corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

Yes No (Please explain)

R **Error! Reference source not found.** In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

Yes No (Please explain)

R **Error! Reference source not found.** In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

Yes No (Please explain)

R **Error! Reference source not found.** The company provided information on the internal organisation and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** In the annual report and in the Remuneration Statement on the company's website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive management.

Yes **<u>No (not about guidelines, only remuneration and fees)</u>**

R **Error! Reference source not found.** The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about major risks.

Yes **<u>Nature of the organization doesn't require it</u>**

R **Error! Reference source not found.** In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

<u>Yes</u> No (Please explain)

R **Error! Reference source not found.** The company discloses its guidelines governing insiders' trading in the company's securities on its website.

Yes **<u>Current size of the organization doesn't require it</u>**

The company published in the annual report and on its website ownership in the company's securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

<u>Yes</u> No (Please explain)

R **Error! Reference source not found.** In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

<u>Yes</u> No

Level of compliance with the Suggestions

The company should indicate whether the relevant suggestion of the CGR is applied or not (**Yes** / No)

S 1.1.3	The company has an investor relations department.	Yes / **No**
S 1.2.1	The company published on its website the summary document regarding the conducting of the general meeting and the exercise of shareholders' rights to vote (including voting via proxy)	**Yes** / No
S 1.2.2	The company's articles of association are available on the company's website.	**Yes** / No
S 1.2.3	The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).	**Yes** / No
S 1.2.4	Information and documents according to 1.2.4 regarding general meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company's website.	**Yes** / No
S 1.2.5	The general meeting of the company was held in a way that ensured the greatest possible shareholder participation.	**Yes** / No
S 1.2.6	Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the general meeting.	**Yes** / No
S 1.2.7	The voting procedure applied by the company ensured unambiguous, clear and fast decision-making by shareholders.	**Yes** / No
S 1.2.11	At the shareholders' request, the company also provided information on the general meeting electronically.	Yes / **Not required**
S 1.3.1	The identity of the chairman of the general meeting was approved by the company's general meeting prior to the discussion of the items on the agenda.	**Yes** / No
S 1.3.2	The Managing Body and the Supervisory Board were represented at the general meeting.	**Yes** / No
S 1.3.3	The company's articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company's general meeting and be granted the right of participation in the discussion of the relevant items on the agenda.	**Yes** / No
S 1.3.4	The company did not prevent shareholders attending the general meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.	**Yes** / No
S 1.3.5	The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the general meeting. Where the company declined to give an answer it published its reasons for doing so.	Yes / **No such questions**
S 1.3.6	The chairman of the general meeting and the company ensured that in answering the questions raised at the general meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.	**Yes** / No

S 1.3.7	The company published a press release and held a press conference on the decisions passed at the general meeting.	**Yes** / No
S 1.3.11	The company's general meeting decided on the different amendments of the articles of association in separate resolutions.	**Yes** / No
S 1.3.12	The minutes of the general meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the general meeting.	**Yes** / No
S 1.4.1	The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.	Yes / **No dividend**
S 1.4.2	The company disclosed its policy regarding anti-takeover devices.	Yes / **No**
S 2.1.2	The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.	**Yes** / No
S 2.2.1	The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.	Yes / **No SB**
S 2.3.2	Board members had access to the proposals of a given meeting at least five days prior to the board meeting.	**Yes** / No
S 2.3.3	The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.	**Yes** / No
S 2.4.1	The election of the members of the Managing Body took place in a transparent way, information on candidates was made public at least five days prior to the general meeting.	**Yes** / No
S 2.4.2	The composition of boards and the number of members complies with the principles specified in 2.4.2.	**Yes** / No
S 2.4.3	Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction programme.	**Yes** / No
S 2.5.2	The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.	Yes / **No**
S 2.5.3	The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management's work where the functions of Chairman and CEO are combined.	Yes / **No**
S 2.5.6	The company's Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.	Yes / **No SB**

S 2.7.5	The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.	Yes / **No such system**
S 2.7.6	In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.	Yes / **No SB**
S 2.8.2	The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company's daily operations.	Yes / **No such thing**
S 2.8.10	When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10.	Yes / **No**
S 2.8.12	The company's auditor assessed and evaluated the company's risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.	Yes / **No**
S 2.9.1	The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.	Yes / **No**
S 2.9.4	The Managing Body may invite the company's auditor to participate in those meetings where it debates general meeting agenda items.	**Yes** / No
S 2.9.5	The company's Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.	Yes / **No such thing**
S 3.1.2	The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the Supervisory Board in the given business year.	Yes / **No The Audit Committee is part of the Board of Directors**
S 3.1.4	The company's committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.	**Yes** / No
S 3.1.5	The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5.	**Yes** / No
S 3.2.2	The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.	**Yes** / No
S 3.3.3	The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body.	Yes / **No such committee**
S 3.3.4	The majority of the members of the Nomination Committee are independent.	Yes / **No such committee**

S 3.3.5	The rules of procedure of the Nomination Committee includes those details contained in 3.3.5.	Yes / **No such committee**
S 3.4.5	The Remuneration Committee prepared the Remuneration Statement.	Yes / **No such committee**
S 3.4.6	The Remuneration Committee exclusively consists of non-executive members of the Managing Body.	Yes / **No such committee**
S 4.1.4	The disclosure guidelines of the company at least extend to those details contained in 4.1.4	**Yes** / No
	The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.	Yes / **Was not investigated**
S 4.1.7	The company's financial reports followed IFRS guidelines.	**Yes** / No
S 4.1.16	The company also prepares and releases its disclosures in English.	**Yes** / No

INDEPENDENT AUDITORS' REPORT

To the Shareholders of GENESIS ENERGY INVESTMENT PLC

We have audited the accompanying annual report of ***GENESIS ENERGY INVESTMENTS PLC.*** for the year 2007, which annual report comprises the balance sheet as of 31 December, 2007 – in which the balance sheet total for both assets and liabilities is HUF **6.137.907** thousand, the profit/loss for the year is **HUF 14.589** thousand **loss** –, and the income statement, notes and business report for the year ending at this date.

Management is responsible for the preparation and fair presentation of this annual report in accordance with the regulations of the Act on Accounting and the general Hungarian accounting standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual report that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on the annual report based on our audit, and to assess the accordance of the business report and the annual report. We conducted our audit in accordance with the Hungarian National Standards on Auditing and the laws and other legal regulations on auditing effective in Hungary. These require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the annual report in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the annual report. Our duty in connection with the business report was limited to the assessment of the accordance of the business report and the annual report, and didn't include any reviews of other information derived from the non-audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our audit, we investigated the annual report of GENESIS ENERGY PLC., its parts and items, and the accounting and documents verifying them in accordance with the effective national standards on auditing, and we obtained sufficient and appropriate audit evidence about the fact that the annual report was prepared in accordance with the Act on Accounting and the general accounting principles.

In our opinion, the annual report gives a true and fair view of the properties, the financial and income position of GENESIS ENERGY Plc. as of 31 December 2007. The business report is in accordance with the figures of the annual report.

Budapest, 21 April 2008.

Signature of the Representative of the Auditor
Name of representative: dr. Julianna Mencz
Name of Auditor: AUDISOFT Kft
Seat of Auditor: 1025 Budapest, Szeréna u. 51.
Registration Number: 001930

Signature of Registered Auditor
Name of Registered Auditor: dr. Julianna Mencz
Chamber Registration Number: 003299

BUSINESS REPORT OF GENESIS ENERGY PLC

A. General data on Genesis Energy PLC

1. Corporate name, seat, foundation, corporate data

Corporate name: Genesis Energy Investment Public Limited Company
Short corporate name: Genesis Energy PLC.
Seat: 1137 Budapest, XIII. Szent István krt. 18.
Date of the Articles of Association: 20. July 1983.
Date of registration: 17. July 1984.
The company had been registered by the Budapest Metropolitan Court as Court of Registration.
Number of corporate registration: 01-10-041020
Corporate form: Company limited by shares
Date of the effective Articles of Association: 21.01. 2008.
Number, date and location of the latest corporate registration: 01-10-041020/161, 30.01.2008. Budapest
The term of the company: unspecified.
The business year corresponds to the calendar year for the parent company as well as for the subsidiary companies.
The elected auditor: Audisoft Kft. represented by Dr. Julianna Mencz
The company publishes its announcements on the homepage of the Tőzsde (Stock Exchange) and on its own corporate homepage.

2. Range of operations listed by using the TEÁOR numbers valid up to the general meeting held on 25. April 2008

63.12 Storage, warehousing
70.11 Real estate investment,- sale
70.20 Renting and operating properties
70.32 Property management
71.33 Leasing office machines, computers
72.10 Hardware consulting
72.21 Issuance of software programmes
72.22 Other software consulting, supply
72.30 Data processing
72.60 Other electronics related operations
74.14 Business administration consulting
74.15 Property management (main operation)
74.87 Other economic services not listed elsewhere

B. Security structure

1. Dates of issuance, capital increases

Year	Increase (thousand HUF)	Registered capital (thousand HUF)
1983.(foundation)	124.500	124.500
1988.	28.000	152.500
March 1989.	40.000	192.500
February 1990.	10.250	202.750
March 1990.	200.000	402.750
May 1990.	22.250	425.000
May 1991.	42.500	467.500
December 1993.	66.786	534.286
May 1995.	20.000	554.286
April 1997.	110.857	665.143
May 1998.	133.029	798.172
January 2002.	199.500	997.672
July 2006.	2.400.000	3.397.672
August 2007.	603.908	4.001.580
Total:	4.001.580	4.001.580

2. Types of shares

Every share is registered with a face value of HUF 500 and provides the same rights. They are dematerialised shares. Each of the 8,003,160 shares is listed on the stock exchange and the new package (1.207.817 units) derived from capital increase was launched on 18 February 2008.

3. Shareholders' structure

Name of owners	Total equity						Launched series[1]					
	At the beginning of current year (on 01. January)			At the end of the period			At the beginning of current year (on 01. January)			At the end of the period		
	%[2]	%[3]	Number of units	%[2]	%[3]	Number of units	%[2]	%[3]	Number of units	%[2]	%[3]	Number of units
Domestic institutions/companies	1.54	1.54	104,794	29.94		2,395,559	1.54	1.54	104,794	35.25		2,395,559
Foreign institutions/ companies	97.35	97.46	6,615,357	69.49		5,561,611	97.35	97.46	6,615,357	64.07		4,353,794
Domestic private individuals	0.22	0.22	14,643	0		0	0.22	0.22	14,643			0
Foreign private individuals	0.10	0.10	7,000	0		0	0.10	0.10	7,000			0
Employees, senior executives	0.68	0.68	45,990	0.57		45,990	0.68	0.68	45,990	0.68		45,990
Own shares	0.11	0.0	7,559	0		0	0.11	0.0	7,559			0
Owner, forming part of public finances [4]	0.00	0.00	0	0		0	0.00	0.00	0			0
International Development Institutions [5]	0.00	0.00	0	0		0	0.00	0.00	0			0
Others	0.00	0.00	0	0		0	0.00	0.00	0			0
TOTAL	100	100	6,795,343	100		8,003,160	100	100	6,795,343			6,795,343

%[2] Ownership ratio
%[3] Voting ratio

List and presentation of the owners with over 5% of the shares (at the end of the period) in relation to the launched series

Name	Nationality	Operation	Quantity (number of units)	Ownership share (%)	Voting right (%)	Note
Genesis Investment Fund	Saint Vincent	Institution	2.468.058	36.31		Financial investor
STP Technologies PTE Ltd.	Singapore	Corporation	900.000	13.24		Trade investor
Acquisition Pro Ltd.	Isle of Man	Corporation	479,868	7.06		Financial investor

Ownership share and voting right coincide.

List and presentation of the owners with over 5% of the shares (at the end of the period) in relation to the entire share capital

Name	Nationality	Operation	Quantity (number of units)	Ownership share (%)	Voting right (%)	Note
Genesis Investment Fund	Saint Vincent	Institution	3.675.875	45.93		Financial investor
STP Technologies PTE Ltd.	Singapore	Corporation	900.000	11.25		Trade investor
Acquisition Pro Ltd.	Isle of Man	Corporation	479.868	6.00		Financial investor

Ownership share and voting right coincide.

The Genesis Energy group no longer possesses own shares.

4. The movement of share prices

For the graph reflecting the movement of prices see the appendix.

C. Management, employment

The change in the number of full time employees (number of persons)

	End of the base period	Beginning of current year	End of current year
On corporate level	6	6	4
On group level	6	6	4

Senior officers and (strategic) employees influencing the operation of the Issuer

Type [1]	Name	Position	Start of term	End /termination of term	Own shares possessed (number of units)
ITT	Dr. Gábor Rényi	President-general manager	1984	2011	45.350
ITT	Erzsébet Birman		1997	2011	240
ITT, SP	Gabriella Zádorné Prazsák	Deputy general manager	1994	2011	
ITT	Oszkár Hegedüs		1992	2011	140
ITT	Robert Stein		2004	2011	
ITT	E.M.A. Mier-Jedrzejowicz		2006	2011	
ITT	Gábor Kálmán		1999	2011	
ITT	Dr. Zsolt Megyeri		1994	2011	260
ITT	Dr. Gábor Urai		1994	2011	
ITT	Eckardt Bihler		2007	2011	
ITT	Dieter Hentschel		2007	2011	
Own shares possessed (number of units) T O T A L					45,990

No significant change took place in the organisation of the company; the Board of Directors was extended by two new members.

D. Detailed description of operation and economic performance

1. Range of operations

Genesis Energy PLC. is a member of the Genesis group with its seat in Liechtenstein and which has been engaged in investment operations in various high tech industries for several decades. A key objective of the Genesis group is to utilise its experiences in the area of the production of renewable energy by the manufacture of thin film solar cells making use of solar energy. Genesis Energy PLC., the company with seat in Hungary and registered on the Budapest Stock Exchange intends to undertake significant, leading role in the realisation of plants manufacturing solar cells by using that knowledge and experience. The capital still necessary for the realisation of the projects is intended to be drawn from the foreign and domestic capital markets and the company is in well advanced stage of relevant negotiations. After the provision of own fund, it will have the possibility to finalise banking financing on the basis of the Letter of Intent by US EXIM Bank and

for drawing state grants. The company succeeded in winning over a team of German experts –with great experience in the construction and professional management of factories producing semi-conductors- to support the plans of the Company as professional managers.

According to preliminary plans, Genesis Energy will start the realisation of factories producing solar cells in three locations: in Hungary, Spain and Singapore. For the realisation of the investment in Hungary, the Company established the firm Genesis Solar Magyarország Kft in November 2006, while the project in Spain is foreseen to be realised by the company Genesis Solar (Espana) S.L. –registered in Spain- and procured in October 2006. In 2007 the company obtained 75% participation in a firm in Singapore, later named Genesis Solar Singapore Pte. Ltd., which will be the manager of the project planned to be established in Asia.

The Company plans to produce alternative solar cells based on thin layer technology. Thin layer solar cells have typically lower peak performance than traditional solar cells but the total daily degree of efficiency of thin layer cells is identical or higher than that of the traditional type. It is typical of the technology developed by the American firm and already employed by the LCD industry that only a thin active layer is needed on the surface of the carrier, the manufacture of large panels can only be achieved in a few technological steps, with a smaller quantity of basic material, manufacturing costs are lower and there is a safe supply of basic material.

Companies operating solar cell parks or power stations are expected to purchase the products of the factories of solar cells. The investment cost of the plants producing solar cells with an annual capacity of 98 MWp each is practically identical for the Spanish and the Hungarian factories in the sum of 154 million Euros each. The company Genesis Solar Espana S.L. will receive 14.67 million Euros as non-refundable grants from the Government of Andalusia as part of the investment stimulating programme and will receive a non-refundable grant of 5.64 million Euros in cash from the Spanish Ministry of Economy for the construction of the factory of solar cells planned to be built in Cadiz. Altogether 20.31 million Euros will be available as grant, representing almost 14% of the planned total investment cost. The Spanish subsidiary has already purchased the site suited for the construction of the plant and the designs of the building to be erected are in the phase of obtaining the necessary permits.

In addition to the possibility of tax benefit of 37.5 million Euros, but by debiting that tax benefit, Genesis Solar Magyarország Kft. will receive HUF 2 billion non-refundable grant in cash from the Hungarian state on the basis of specific government decision.
The allocated grants will be transferred in the form of subsequent financing, in proportion to performance, when the availability of specified own fund is certified.

For all the three projects the Company has Letters of Intent from the American EXIM Bank declaring that the bank is ready to finance the supply of the American technology

Genesis Energy PLC. and Infinite Technologies AG signed a technical cooperation agreement, providing for the long-term technical and technological backup needed for the establishment of plants producing the thin layer type solar cells foreseen by the Company. Infinite Technologies AG plays a determining role in the international scene in the supply of engineering backup for the production of semi-conductors and solar cells.

As the first step of its extension in Asia, the Company signed a cooperation agreement with STP Technologies Pte. Ltd. in July 2007 and then, at the end of the same year it obtained 75 % ownership participation in STP Production Pte. Ltd owned by STP Technologies Pte. Ltd. and changed the name of the now associated company to Genesis Solar Singapore Pte. Ltd. The registered capital of the purchased firm is 5.7 million Euros. The minority participation was obtained by Genesis Investment Fund Ltd., the majority owner of Genesis Energy PLC. and so 100 % of the company landed in the sphere of interest of the Genesis group. The objective of the acquisition is to establish a thin layer solar cell manufacturing base on Asian location

The Company purchased the know -how absolutely needed for the establishment and optimum operation of the thin layer solar cell production lines for 4.5 million Euros so that the technology intended to be purchased could earn the highest possible profit for the owners of the Company. The three subsidiaries shall share the costs of the purchase

The Company signed a contract with GEM Global Yield Fund (GEM) for the issuance of convertible bonds in 2007.
Established in 1993 GEM is an American group of private investors and has offices in New York, London and Beijing. To date GEM carried out 205 transactions in 29 countries. GEM manages controlled, minority and stock exchange investments in the total value of 2.7 billion USD. The operation of the GEM group encompasses the widest possible range of industries, including also the gas and oil industries, in the USA and several other countries.

During the year the Company increased equity of two of its subsidiaries, Genesis Solar Espana S.L and Genesis Solar Magyarország Kft. The equity of the Spanish company had been increased by 1.687 million Euros, and that of the Hungarian company by HUF 270 million, compared to the former HUF 3 million. The equity increases had been registered. The Company finances the costs of the preparation of the factory investments to be realised in the two countries. The objective of equity increase was to have the project companies cover the costs of the factory investments to be made in the two countries and that the own fund should be available there as required for drawing credit and receiving the grants.
The Company also advanced credits to Genesis Solar Espana S.L. which are now being converted to equity

2. The portfolio

The economic organisations in the consolidation range:

Name	Equity/ shareholders' capital	Ownership ratio (%)	Voting right [1%]	Category [2]
Genesis Solar Espana S.L.	EUR 1.686.937	100.00	100.00	Subsidiary company
Genesis Solar Magyarország Kft.	HUF 273.000.000	100,.0	100.00	Subsidiary company
Genesis Solar Singapore Pte. Ltd. *	EUR 5,704, .750	75.00	75.00	Subsidiary company

* Unlike its preliminary annual report for the year 2007, the Company prepared its final audited report in Euro and not in Singapore Dollar.

3. Analysis

The explanation, analysis and evaluation of the major changes of the past period, the comparison with the data of the previous year on the basis of consolidated statements prepared in conformity to IFRS:

Among the properties, we list the land purchased in 2007 by Genesis Solar Espana planned to be the site of the Spanish production base.

Intangible assets include the know-how purchased during 2007 and needed for the establishment and optimum operation of the production lines manufacturing thin layer solar cells.
The composition of other receivables has changed. The increase was primarily due to the financial assets transferred by the subsidiary company in Singapore for property management and the advance payment related to the technical, technological services in Spain (Infinite Technologies AG), as well as the advance payment on the commission of the capital acquisition by the parent company (GEM contract). Drop in other receivables came from the assigned receivables related to the cleaning of the profile in 2006.

The sale of the Cogenco shares explains the sum of the balance sheet line on shares.

The increase in registered capital and reserve capital is the consequence of the capital increase in the nominal sum of almost HUF 604 million carried out in 2007 with agio.

The increase in minority participations is due to the subsidiary company in Singapore, which is included in the consolidation with 25% external range of owners.

Because of the portfolio cleaning justified by the change in operation the data of current year and of the base period could not be compared.

The Company is in the phase of establishing the conditions for the new operation, so its sales income is of negligible size.

We stated the expenditures arising due to the launching of new operation (manufacture of solar cells) among trading, administration and overhead costs as required by IFRS.

The reversed loss in value of securities is stated among other incomes.

The line "other expenditures" includes the loss on the sale of shares and the exchange rate difference of assets and liabilities stated in foreign currency.

The above facts explain the result of operation.

The small value of interest incomes and interest expenditures explain the slight difference between the result and operation result.

4. Events which occurred after the closing of the balance sheet:

The Company signed a contract with GEM Global Yield Fund (GEM) for the issuance of convertible bonds. According to the contract, the Company can initiate under pre-defined conversion conditions the conversion of bonds to shares, and GEM undertakes to underwrite the newly issued shares. GEM shall purchase new shares up to the limit of 40 million Euros, provided the Company initiates the conversion of the bonds to maximum 3.5 million shares at the conversion price calculated on the basis of pre-defined formula, but for at least 11.43 Euros.

The Company convened an extraordinary general assembly for 21 January 2008 to vote on the issues of convertible bonds and conditional capital increase. The general assembly passed the following resolutions:

- The method of conditional capital increase: private launching of dematerialised convertible bonds for GEM NY Inc.

- The maximum sum of the conditional capital increase: HUF 1,750,000,000; the number of new shares to be issued: maximum 3,500,000, with face value of HUF 500 each, dematerialised ordinary shares.

- The convertible bonds will be issued in 1 series, 3,500,000 units per series, at the price of 1 Euro each.

- The authorisation of the Board of Directors shall remain in force for three years starting on the date when the general assembly passed its resolution.

The decision of the general assembly passed on 21 January 2008 on the issuance of convertible bonds finalised the commission contract related to the agreement concluded by the Company with GEM Global Fund and the making of advance payment as stated in the agreement; the Company made the payment with the Cogenco shares owned by it.

In January 2008 Genesis Energy sold at purchase price 1,286,977 Helix shares floated on the Canadian stock exchange to the associated company of Genesis Capital Management Ltd.

5. Other events affecting stock exchange and security liquidity

As from 1 October 2007, the shares of Genesis Energy PLC. have become part of the BUMIX package of the Hungarian Stock Exchange.

In the competition of "Blue Chips" 2007, Genesis Energy has won the title of "Issuer of the Biggest Increase of the Year in the Quotation of Shares".

In 2008 the Basler Kantonalbank of Switzerland included at the rate of 2.5% in the package of newly issued New Energy Tracker investment coupons the Genesis Energy shares.

For the shares of the firm Standard & Poor issued CUSIP identification number in possession of which it becomes possible for North American investors to monitor the changes in the price of the shares and purchase the shares in their home country on the free market.
The CUSIP identifier of the Genesis share is X3191N 106.

Genesis Energy is ready to start the preparation for the secondary trading of its shares in the USA. It concluded a Letter of Engagement with the firm Merriman Curhan Ford & Co to represent our company as the Main American Contact Agent (PAL) on the International OTCQX (QX) share market trading in the best shares on the free market.

6. Risk factors affecting the performance of the Company

The risk factors typical of the Company and the industry:

Genesis Energy plans the introduction and employment of high-tech technology. The technology is new in the manufacture of solar cells, but has already proven its worth in the LCD industry. The establishment of the plant for the production of solar cells promises excellent rate of recovery indicators but it also represents higher than average risks for the investors.

Financing risks:

The acceptance and profitability of new technologies- just as in the case of E-business- could cause significant financing difficulties in the short term.
It may not be possible to obtain the foreseen amount of grant during the realisation of the project and it cannot be guaranteed that the further equity increases needed for the implementation of the project will be successfully arranged in time.

Building risks:

The construction of the manufacturing plant, the obtaining of the permits and the start of production may be delayed compared to the plan.

Technology risks:

Although this technology has already performed well in the LCD industry it carries unforeseen risk elements because the technology of producing large sized solar elements is new, the production of such elements has as yet not started anywhere.

Market risks:

The market may not develop at the foreseen rate. We may enter the market later than planned. The competitors may increase their capacities at a rate faster than estimated, and that may have a negative effect on sales prices. An increase in competition in the future may result in the drop of profit margin and thus profit. The industry depends greatly on the system of state subsidies and political will.

Tax and official risk:

During the last business year the tax authority conducted comprehensive audit of the company's performance in the year 2005 and made no statement in relation to payment obligation, considering the performance meeting legal requirements.

7. Strategic tendency, business policy concept

The objective of Genesis is to integrate technological developments affecting environmentally friendly alternative sources of energy and to participate in their realisation. The business policy plan of Genesis is to become a key participant in the market in the area of the production of thin layer solar cells. For this purpose it plans to build several plants producing solar cells. The financial models promise most attractive recovery and the environmentally friendly technology may further attract investors.

Statement by the issuer

The issuer undertakes that the annual report contains data and statements true to facts and does not suppress any fact which could be significant for the estimation of the position of the issuer.

Disclosure

The annual report of the issuer is published on the homepage of the Budapest Stock Exchange, on the homepage of PSZÁF (State Supervision of Financial Organisations) and on its own homepage (www.genesisenergy.hu). The report can be inspected at the seat of Genesis Energy PLC. (1137 Budapest, Szent István krt. 18.), on working days between 9 am and 4 pm.

Budapest, 25 April 2008

Gábor Rényi
General Manager

Appendix


German quotation and turnover, 2007
(Frankfurt, Stuttgart, Berlin)
€
Number of units
13,00
12,00
11,00
10,00
9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
229 164
210 067
190 970
171 873
152 776
133 679
114 582
95 485
76 388
57 291
38 194
19 097


Quotation and turnover at the Budapest Stock Exchange 2007
Ft
number of units
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
900000
825000
750000
675000
600000
525000
450000
375000
300000
225000
150000
75000

A/ GENERAL PART

- Corporate Information

Corporate Name:	Genesis Energy Investment PLC
Corporate Form:	Public Limited Company
Date of Foundation:	20 December, 1983
Range of Operations:	According to its Deed of Foundation, the Company may perform multiple types of operations. Main operation is property management.

- Executives Entitled to Representation:

Name:	Edward Michael Andrew Mier-Jedrzejovicz
Address:	Poland 02-954 Warsaw, Kr.Lowej Marysie ul. 90.
Title:	member of Board of Directors
Name:	Gabriella Zádorné Prazsák
Address:	1029 Budapest, Csatlós u. 34.
Title:	member of Board of Directors
Name:	Dr. Zsolt Megyeri
Address:	5600 Békéscsaba, Corvin utca 14.
Title:	member of Board of Directors
Name:	Gábor Rényi
Address:	1137 Budapest, Szent István park 26.
Title:	member of Board of Directors
Name:	Gábor Kálmán
Address:	1061 Budapest, Anker köz 1.
Title:	member of Board of Directors
Name:	Robert Stein
Address:	GB AL60DA Hertfordshire, Hartford Road 52.
Title:	member of Board of Directors
Name:	Oszkár Hegedűs
Address:	1036 Budapest, Lajos utca 105.
Title:	member of Board of Directors
Name:	Erzsébet Birman
Address:	1052 Budapest, Aranykéz utca 6.
Title:	member of Board of Directors
Name:	Dr. Gábor Urai
Address:	1136 Budapest, Pannónia utca 21.
Title:	member of Board of Directors

Name:	Dieter Hentschel
Address:	DE 71120 Grafenau, Kapellenbergstr.68.
Title:	member of Board of Directors

Name:	Dr. Eckardt Michael Bihler
Address:	DE 70195 Stuttgart, Chopinstr. 27.
Title:	member of Board of Directors

- Auditor's Information

Corporate Name: Audisoft Könyvvizsgáló, Adótanácsadó és Könyvelő Kft.
Corporate Address: 1025 Budapest, Szeréna u. 51.
Number of Corporate Registration: 01-09-071784
Chamber Registration Number: 001930

Person in Charge of Auditing:
Name: Dr. Julianna Mencz
Address: 1025 Budapest, Szeréna u. 51.
Chamber Registration Number: 003299

- Person in Charge of Accounting Policy

Name:	Eszter Mezeiné Rác
Address:	1038 Budapest, Márton út 9.
Registration number:	114915

- Main features of the accounting policy

The objective of the accounting policy is that the balance sheets provide a fair and reliable picture of the economic operations, wealth and finances of the Company.
Bookkeeping is made in the system of double-entry accounting.
The balance sheet was developed in version „A" as specified by the Act No. C of 2000, Appendix 1, while the income statement with cost of sales method, in version A as specified by Appendix 3 of the same Act.

Objectives:

When preparing its reports, the Company shall take into account the information need of foreign shareholders, the information reporting obligations set for companies listed in the stock exchange, and the deadlines set by the tax administration process.
Balance sheet preparation date is 14 February.
Balance sheet date is 31 December.

Applied Valuation Methods

Intangible assets and land, building and equipment are measured at cost, with accumulated depreciation being kept on a separate account.
Inventories in the balance sheet are stated at cost, or at book cost reduced with the accounted impairment, increased with reversed impairment.

The basis for measuring impairment is the known fair value at the date of balance sheet preparation.
The basis for valuating shares is fair value known at the date of balance sheet preparation. In case of companies listed in a stock exchange, the basis for impairment is the ratio of equity/share capital. In case of securities, the basis for valuation is similar as in case of listed companies, while in case of companies not listed in a stock exchange, depreciation shall be stated based on OTC volume.
When determining impairment in trade receivables, the Company may apply impairment based on its custom valuation, to an extent exceeding the amount set by the regulations.
For cash and cash equivalents, the Company applies the regulations of the Act on Accounting.

Depreciation

In accordance with the Company's activities and the use characteristics of its applied assets. the selected method of depreciation is straight line method (linear), with which the Company accounts depreciation for its assets based on their costs set by the regulations of the Act on Accounting

Accounting simplified depreciation:

Equipment of small value is expensed on acquisition.

Income Statement

Selected method: cost of sales,

version „A" as specified by the Act No. C of 2000, Appendix 3;

- Deviation from Accounting Standards: The Company acts in accordance with the regulations of the Act on Accounting in all relevant aspects.

- The numerical analysis of the operation of the Company in business year 2007 is provided in Appendix 2.

- In consideration of the future plans of the Company, its operation can be ensured with an increase in equity.

B/ SPECIAL PART

1. Notes to the Balance Sheet

The Company changed no valuation principle or method in the period.
Prepared with the content required by the Act on Accounting, Appendix 3 provides the changes in the gross value of intangible assets and land, building and equipment, and their depreciation.
The Company accounted depreciation in 2007 by an updated depreciation policy. Due to the method of simplified process, equipment of small value was expensed on acquisition.

Other Receivables – Other Liabilities

	Item	Other Receivables
3524	Other advance payments	492 544 220.00
361	From employees	163 520.01
364	Short term loan Novotrade Schweiz Ag.	126 000.00
3662	Acquisition Pro Ltd.	47 816 530.00
368908	Other receivables - Genesis Capital Management	558 448 000.00
368910	Other receivables - Thomas J. Jethan	5 076 800.00
463-464	Other taxes	0.00
471		24 946.00
474	Vocational training contribution	0.00
469	Local government	1 218 681.00
		1 105 418 697.01

		Other Liabilities
366307	Hypo Bank securities settlement account	31 770.55
461	Corporate income tax	67 745.00
462	Personal income tax	974 163.00
463-464		1 609 428.00
471	Income settlement account	0.00
472	Cafeteria settlement account	155 357.00
473	Contributions	1 173 890.00
466-468	VAT	44 798 964.23
474		243 378.00
4799406	Other liabilities - Novotrade Schweiz Ag..	74 018.00
479201	Issued, unpaid capital	0.00
479202	Liabilities from selling ordinary shares	5 417 542.00
		54 546 255.78

Loss for the year	**-214 589 356.43**

Accrued assets and liabilities at 31 December, 2007

Prepaid Expenses and Accrued Income	HUF
Prepaid expenses (392)	
Insurance fee for 2008	579,917
Expenses for 2008 – prepayment	139,011
Airline Tickets credited	199,100
Total	**918,028**

At the end of the year, the Company had no accrued income.

Accrued Expenses and Deferred Income	HUF
Deferred Income (481)	64,570,706
Accrued Expenses (482)	
Management fee for 2007	7,816,547
Travelling expenses for 2007	3,807,484
Internet for 2007	6,775
Legal fee for 2007	190,380
Management service for 2007	25,978
Car card for 2007	1,270
Phone expenses for 2007	264,986
Other services for 2007	3,085
Auditing for 2007	7,700,000
Total:	19,816,505
Total Accrued Expenses and Deferred Income:	**84,387,211**

Change in Equity is shown in Appendix 4.

2. Notes to the Income Statement

a) Change in net revenue
aa) by operations (HUF '000)

Denomination	2006.	2007.
Trade operations	1.294	167
Real estate asset management	5.906	0
Other leasing	400	0
Business service	61.738	575.770
Other revenue	22.573	39.649
Total	91.911	615.586

ab) by geographical regions (HUF '000)

Denomination	**2006**	**2007**
Hungary	73,583	286.081
Europe	18,328	329.506
Total:	91,911	615.586

b) Breakdown of types of costs (HUF '000)

Item	2006	%	2007	%	Index %
Raw materials and consumables used	**336.200**	**84.3**	**553.467**	**91.0**	**164.62**
-raw materials	5.447	1.4	1.120	0.2	20.56
-services used	298.350	74.8	538.186	88.4	180.39
-other services	32.403	8.1	14.161	2.4	43.70
Personnel expenses	**58.661**	**14.7**	**54.580**	**8.9**	**93.04**
-wage costs	34.845	8.7	15.044	2.5	43.17
-other payments to personnel	8.736	2.2	27.275	4.4	312.21
-payroll taxes	15.080	3.8	12.261	2.0	81.31
Depreciation	**4.178**	**1.0**	**595**	**0.1**	**14.24**
Total	**399.039**	**100.0**	**608.642**	**100.0**	**152.53**

c) Change in cost items studied with special attention

HUF '000

Item	Previous	Current	Index %
Services used	**298.350**	**538.186**	**180.39**
-leasing fee	9.009	7.197	79.89
-auditor's fee	12.740	10.340	81.16
-advertising	1.000	2.287	228.70
-reporting fee	6.288	1.454	23.12
-consulting	146.339	297.991	203.63
-management service	753	4.558	605.31
-legal expenses	14.203	26.000	183.06
-other	108.018	188.359	174.38

Changes in the personnel expenses are provided by Appendix 5 as specified by the resolutions of the Act on Accounting.

d) Change in capitalised value of own performance (HUF '000)

Denomination	Previous	Current	Change %
Change in self-manufactured inventories	176,321	(140.105)	179.46

e) The profit/loss of the Company was modified by the following extraordinary expense (HUF '000):

Denomination	Amount	Effect on Profit
Permanently given subsidy	100	-100
	Total:	**-100**

f) Items modifying the tax base for corporate income tax are provided in Appendix 6.

C/ INFORMATION PART

Indemnity issued by the Company: 0 thousand HUF

Value of issued guarantees: 0 thousand HUF

Information on the shares of the Company

Equity of the PLC	4,001,580,000 HUF.
Number of shares	8,003,160 pcs
Nominal value	500 HUF/pcs
Type of shares	Registered

Amount of other short term receivables from senior executives: 0 thousand HUF.

Contents of attached Appendices:

- Item-by-item analysis of profit/loss (Appendix 1)
- Change in the financial position of the Company (Appendix 2)
- Change in the gross value and depreciation of intangible assets and tangible assets. Change in depreciation by depreciation methods (Appendix 3/a, 3/b, 3/c)
- Change in equity (Appendix 4)
- Change in personnel expenses (Appendix 5)
- Items modifying the base of corporate income tax (Appendix 6)
- Cash flow statements (Appendix 7)
- Interests of the Company (Appendix 8)
- Change in control, influence (Appendix 9)
- Impairment by balance sheet lines (Appendix 10)

Budapest, 21 April, 2008

CEO of the Company

(represented by)

Appendix 1

ITEM-BY-ITEM ANALYSIS OF PROFIT/LOSS

The absolute amount of change in after tax profit is **363.097** thousand HUF.

Explanation by items:

		HUF '000
-	change in net sales	523 675
-	change in cost of goods sold	1 253
-	change in forwarded services	4 583
-	change in other revenue	-771 516
-	change in capitalised value of own performance	-316 426
-	change in raw material costs	4 327
-	change in service used	-239 836
-	change in other services	18 242
-	change in personnel expenses	4 081
-	change in depreciation	3 583
-	change in other expenses	929 459
-	change in financial profit	203 127
-	change in extraordinary profit	- 292
-	change in corporate income tax	- 1 163
Total		**363 097**

Appendix 2

CHANGE IN FINANCIAL POSITION
YEAR 2007

INDICATORS		Previous	Current	Index %
Denomination	Calculations			
1. Rate of Tangible assets	100 * Tangible assets / Total assets	0,12	0,06	53,6
2. Rate of current assets	100 * Current assets / Total assets	99,60	52,49	52,7
3. Capital adequacy	100 * Equity / Total liabilities	94,25	96,78	102,7
4. Rate of liabilities	100 * Liabilities / Equity	4,17	1,90	45,7
5. Liquidity rate	100 * Liquid assets / Liquid liabilities	2532,52	2849,35	112,5
6. Return of capital	100 * Profit before tax / Equity			-
7. Return on assets	100 * Profit before tax / All assets			-
8. Pre-tax margin	100 * Profit before tax / All net revenue			-
9. Dividend payable	100 * Profit after tax / Share capital			-
10. Cost ratio	100 * All expenses / All net revenue	253,73	121,63	47,9

Appendix 3/a

CHANGE IN THE GROSS VALUE OF INTANGIBLE ASSETS AND TANGIBLE ASSETS IN THE YEAR 2007

in HUF '000

Denomination	Opening balance	In the period		Transcat	Closing balance
		increase	reduction		
I. Total intangible assets	**0**		**0**		**1 108 350**
I/1 Rights representing assets					
I/2 Goodwill					
I/3 Intellectual property		**1 108 350**			**1 108 350**
I/4 Cap. value of research and dev. costs					
I/5 Cap. value of found. and restr. costs					
Of which from group members					
II. Total tangible assets	**8 358**	**1 846**	**923**		**9 281**
II/1 Land and buildings					
II/2 Machinery and equipment					
II/3 Other equipment	8 358	923			9 281
II/4 Investments		923	923		
II/5 Advance payment for investments					
Of which from group members					
Total intangible assets and tangible assets:	**8 358**	**1 110 196**	**923**		**1 117 631**

Appendix 3/b

CHANGE IN THE DEPRECIATION OF INTANGIBLE ASSETS AND TANGIBLE ASSETS IN THE YEAR 2007

HUF '000

Denomination	Opening balance	In the period		Transcate	Closing balance
		increase	reduction		
I. Total intangible assets	**0**				**0**
I/1 Rights representing assets					
I/2 Goodwill					
I/3 Intellectual property					
I/4 Cap. value of research and dev. cos					
I/5 Cap. value of found. and restr. costs					
Of which from group members					
II. Total tangible assets	**4 736**	**595**			**5 331**
II/1 Land and buildings					
II/2 Machinery and equipment					
II/3 Other equipment	4 736	595			**5 331**
II/4 Investments					
Of which from group members					
Total intangible assets and tangible assets:	**4 736**	**595**			**5 331**

The Company took the opportunity of simplified depreciation provided by the Act on Accounting and equipment costing less than HUF 50,000 was expensed on acquisition.

Appendix 3/c

CHANGE IN DEPRECIATION BY DEPRECIATION METHODS 2007

in HUF '000

Denomination	As planned			In addition to planned
	Straight line (Linear)	Degressive	In proportion with performance	
I. Total intangible assets				
I/1 Rights representing assets				
I/2 Goodwill				
I/3 Intellectual property				
I/4 Cap. value of research and dev. costs				
I/5 Cap. value of found. and restr. costs				
Of which from group members				
II. Total property, plant and equipment	595			
II/1 Land and buildings				
II/2 Machinery and equipment				
II/3 Other equipment	595			
II/4 Investments				
Of which from group members				
Total depreciation in 2007:	595			

Appendix 4

CHANGE IN EQUITY
2007

in HUF '000

Denomination	Opening	Change		Closing	Notes
		Increase	Reduction		
SHARE CAPITAL	3397 672	603 908		4 001 580	
Capital increase		603 908			
Withdrawal					
Other					
CAPITAL RESERVE	0	2 777 979	624 523	2 153 456	
Premium of capital increase		2 777 979		2 777 979	
Supplement from accumulated profit reserve due to losses			624 523	- 624 523	
Other					
ACCUMULATED PROFIT RES.	- 46 837	624 523	577 686	0	
Profit of the year 2006	-577 686	577 686			
Profit of the year 2007			214 589	- 214 589	
Supplement from capital res.					
Capital increase					
Dividend					
Other					
Total	2 773 149	4 584 096	1 416 798	5 940 447	

Appendix 5

CHANGE IN PERSONNEL EXPENSES
2007

in HUF '000

Denomination	Headcount persons	Wage cost	Remuneration	Other	Other payment to personnel
Blue collar					
White collar	4	9 493			
Out of personnel					
Management	3	5 551	5 974		7 361
Board of Directors	4		7 966		
Audit Committee	3		5 974		
Total company		15 044	19 914		7 361

The average statistical headcount of the company is ......5.... persons.

Appendix 6

ITEMS MODIFYING THE BASE OF CORPORATE INCOME TAX IN HUF '000
2007

Items reducing profit before tax

Accounted amount of depreciation by tax regulations	595
Total:	**595**

Items increasing profit before tax

Depreciation accounted as expenses according to Act on Accounting and calculated book cost at the date of writing off assets from the book	595
Subsidy given without repayment	100
Expenses not related to operation	28
Total:	**723**

Appendix 7

CASH FLOW STATEMENTS

in HUF '000

		Previous	Current
I. Cash flows from operating activities		**-2,579,968**	**-459,270**
1. Loss before tax	+/-	-577,686	-213,426
2. Depreciation expense	+	4,178	595
3. Investment write off	+	102,139	0
4. Change in provisions	+/-		
5. Gain on sale of fixed assets	+/-		
6. Change in other long term liabilities	+/-	-39,786	0
7. Change in accounts payable	+/-	42,966	7,500
8. Change in other liabilities	+/-	-147,227	-10,150
9. Change in accrued expenses and deferred income	+/-	7,332	30,822
10. Change in accounts receivable	+/-	-26,321	-4,843
11. Change in current assets /excluding accounts receivable and liquid assets/	+/-	-1,947,679	-270,569
12. Change in prepaid expenses and accrued income	+/-	2,116	1,964
13. Income tax paid	-		-1,163
14. Dividends, profit sharing paid	-		
II. Cash flows from investing activities		**338,730**	**2,906,888**
15. Purchase of fixed assets	/-/	-9,323	-2,906,888
16. Proceeds from sale of fixed assets	/+/	348,053	0
17. Dividends received	/-/		
III. Cash flows from financing activities		**2,233,753**	**3,381,887**
18. Proceeds from share issue	/+/	2,400,000	3,381,887
19. Proceeds from issue of bonds	/+/		
20. Proceeds from long term borrowing	/+/		
21. Received cash	/+/		
22. Share withdrawal	/-/		
23. Redeemed bonds	/-/		
24. Repayment of debt	+/-	-166,247	0
25. Non-repayable assets transferred	/-/		
IV. Change in cash		**-7,485**	**15,729**

Appendix 8

Interests of the Company

Subsidiary companies

Denomination	**Genesis Solar Magyarország Kft**	**Genesis Solar Espana S.l.**	**Genesis Solar Singapore Pte Ltd**
Seat	Hungary	Spain	Singapore
Share capital	273 000 th. HUF	1 686 937 EUR	5 704 750 EUR
Reserves	-52 th. HUF	- 25 265 EUR	0
Profit for the year	-7 920 th. HUF	- 303 495 EUR	-112 934 EUR
Equity	265 028 th. HUF	1 358 177 EUR	5 591 816 EUR
Ratio of interest	100 %	100%	75%

Appendix 9

Change in Control

Companies in which Genesis Energy PLC. has an influence of *direct* control.

Corporate name	Seat	Share capital	Currency	Voting ratio (%)
Genesis Solar (Mo.) Kft.	Hungary	273 000	th. HUF	100
Genesis Solar Espana S.l	Spain	1 686 937	EUR	100
Genesis Solar Singapore Pte Ltd	Singapore	5 704 750	EUR	75

There are no companies in which Genesis Energy PLC. has an influence of majority control. There are no companies in which Genesis Energy PLC. has a significant influence.

Appendix 10

IMPAIRMENT BY BALANCE SHEET LINES

Denomination	Opening balance	Current year			Closing balance
		Increase	Reduction	Reverse	
A. Fixed assets					
III. Financial investments	**0**	**0**	**0**	**0**	**0**
Long term investment in related companies	0	0	0	0	0
Other long term investment	0	0	0	0	0
B. Current assets					
I. Depreciation on inventories	**0**	**0**	**0**	**0**	**0**
Goods	0	0	0	0	0
II. Receivables					**0**
Accounts receivables					0
Receivables from related companies					0
Other receivables		0		0	0
III. Securities	**102 139**	**0**	**0**	**56 604**	**45 535**
Other shares and investments	102 139		0	56 604	45 535

INDEPENDENT AUDITORS' REPORT

To the shareholders of GENESIS ENERGY PLC.

We have audited the accompanying consolidated financial statements of GENESIS ENERGY PLC. and its subsidiary companies (the Group), which consolidated financial statements comprise the consolidated balance sheet as of 31 December, 2007 – in which the balance sheet total both for assets and liabilities is HUF **5.692.502** thousand, the profit/loss for the year is HUF **747.758** thousand loss –, and the consolidated income statement, the consolidated statement of changes in equity and consolidated cash flow statements, and the summary of significant accounting policies and other notes.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the regulations of the International Financing Reporting Standards approved by the European Union. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Hungarian National Standards on Auditing and the laws and other legal regulations on auditing effective in Hungary. These require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our duty in connection with the financial statements was limited to above, and didn't include any reviews of other information derived from the non-audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

During the audit, we investigated the consolidated financial statements of GENESIS ENERGY PLC., its parts and items, and the documents verifying them in accordance with the effective national standards on auditing, and we obtained sufficient and appropriate audit evidence about the fact that the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards approved by the European Union.

In our opinion, the consolidated financial statements give a true and fair view of the joint properties, the financial and income position of GENESIS ENERGY PLC. and the companies involved in consolidation as of 31 December 2007.

Budapest, 25 April 2008

Signature of the Representative of the Auditor
Name of Representative: dr. Julianna Mencz Chamber Registration Number: 003299
Name of Auditor: AUDISOFT KFT
Seat of Auditor: 1025 Budapest, Szeréna u.51.
Registration Number: 001930

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Extraordinary Information

Yesterday Genesis Energy PLC. sold 1,286,977 pieces of Helix shares at cost price to affiliated company Genesis Capital Management Ltd. Helix BioPharma Corporation is a Canadian biotechnology company, whose shares are listed on the stock exchange of Toronto.

Budapest, 24 January, 2008

Genesis Energy receives Project Finance Letter of Interest from US Export-Import Bank

EXIM signals interest in loan guarantees for total project costs of $160 million

Budapest, Hungary – February 25, 2008 - Genesis Energy Investment Plc. (BSE: Hungarian exchange: NVT1), a specialist in thin-film solar panel production, announced today receipt of a Letter of Interest from the Export-Import Bank of the United States (EXIM) to support the sale of US manufactured equipment for the company's thin-film solar panel manufacturing plant project in Singapore with a loan guarantee. The loan guarantee of EXIM would be for the total project costs of $160 million.

"We are very happy about EXIMs willingness to support our project in Singapore." said Gábor Rényi, CEO of Genesis Energy. "The loan guarantee will enable Genesis Energy to export the required manufacturing equipment for our thin-film solar panel manufacturing plant from the United States."

Export-Import Bank, the official export-credit agency of the United States helps finance the sale of U.S. exports by providing loan guarantees, export-credit insurance and direct loans.

# # #

Further information:
on Export-Import Bank of the United States under www.exim.gov

About Genesis Energy Investment Plc:

Genesis Energy is active in setting up initially three solar panel production facilities and is listed on the stock exchange market of the Budapest Stock Exchange and quoted on several exchanges in Germany. For more information, please visit www.genesisenergy.eu

, H-1137
Phone:+36-1-452-1700
Fax: +36-1-452-1701

Genesis Energy prepares for secondary U.S. listing on OTCQX

Merriman Curhan Ford & Co. will serve as Principal American Liaison

Budapest, Hungary – April 21, 2008 - Genesis Energy Investment Plc. (BSE: Hungarian exchange: GENESIS; OTC: NVT1), a specialist in thin-film solar panel production, today announced the signing of an engagement letter with Merriman Curhan Ford & Co. to serve as its Principal American Liaison (PAL) on the International OTCQX (QX), a U.S. listing service representing the best companies trading over-the-counter (OTC).

Merriman Curhan Ford & Co. was the first U.S. investment bank and securities broker-dealer to be designated by QX as a PAL, and one of the first firms on Wall Street to devote significant resources to the CleanTech sector.

"QX offers a new route for shares to gain U.S. listing exposure," explains Stephen Nash, group head of Merriman Curhan Ford & Co.'s OTCQX Advisory. "For Genesis Energy, which is listed on the Budapest stock exchange, QX offers the ability to have an efficient U.S. listing and trading vehicle while providing their home country disclosure in English to U.S. shareholders."

Rényi Gábor, Genesis Energy's CEO stated, "We have taken this step to obtain greater exposure to U.S. institutional investors, especially with a view to the fact that the U.S. investor demand for foreign shares is currently at a 20 year high."

###

About Merriman Curhan Ford & Co. and MCF Corporation

Merriman Curhan Ford & Co. is an investment bank and securities broker-dealer focused on fast-growing companies and growth-oriented institutional investors. It provides investment research, brokerage and trading services primarily to institutions, as well as advisory and investment banking services to corporate clients. Its mission is to become a leader in researching, advising, financing, trading and investing in fast-growing companies. Merriman Curhan Ford & Co. is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC.

MCF Corporation (NASDAQ: MERR) is a financial services holding company that provides investment research, capital markets services, corporate and venture services, investment banking, asset management and primary research through its operating subsidiaries, Merriman Curhan Ford & Co., MCF Asset Management, LLC and Panel Intelligence, LLC. MCF is focused on providing a full range of specialized and integrated services to institutional investors and corporate clients. For more information visit www.merrimanco.com

Further information on OTCQX

International OTCQX provides a gateway to U.S. securities markets for international companies that are listed on a qualified international exchange and provide ongoing disclosure in English to U.S. investors. More importantly, International OTCQX distinguishes the reputable international issuers from the 8,000 over-the-counter (OTC) securities traded in the U.S. Only leading companies that have substantial operating businesses and provide credible disclosure to the public are eligible for inclusion on the premium-tier International OTCQX, which commenced trading on March 5, 2007. For more about International OTCQX visit www.otcqx.com

Extraordinary announcement

The investors of our company asked for information about the present situation of the project referring to the decrease of the stock price on Hungarian Stock Exchange. We inform the public that the stage of the preparation work is in accordance with our business plans. We are in negotiations with potential investors to issue new shares and with financial institutions to provide financing for the project after the required equity is in place. We are not in the position to provide more information due to the non-disclosure agreements.

The building permit of the Spanish factory is under process of administrative approval.

The procedure to introduce our shares to the OTCQX market based on the contract concluded with Merriman Curham Ford & Co. has been started. The main portion of documents for due diligence and review of compliance to the SEC rules and Standard & Poor have already been submitted. The company requested Greenberg Traurig to act as legal counsel in connection with completion of a level I ADR Program to be established through the Bank of New York Mellon as depository bank.

The management warrants every confidence that the company would release favorable information to the development of the company soon. We shall make a public announcement if a contract is concluded with an investor or group of investors or the building permit in Spain is granted or the application to the SEC is completed and filed.

June 11, 2008

, H-1137 Phone:+36-1-452-1700 Fax: +36-1-452-1701

FLASH REPORT OF NOVOTRADE INVESTMENT PLC 2006 TO THE STOCK EXCHANGE

General Data:
Corporate Name: Novotrade Investment PLC. Phone: 452-1700
Corporate Seat: 1137 Bp., Szent István krt. 18. Fax: 452-1701
Sector: economic services E-mail: novotrade@novotrade.hu
Reporting period: 01 January 2006 – 31 December 2006
Investor relations manager: Gabriella Zádorné Prazsák

1. Consolidated, unaudited Balance Sheet and Income Statement prepared in accordance with International Financial Reporting Standards (IFRS) on the forms set forth by Stock Exchange Regulations.

General information about financial data

	Yes	No
Audited	X	
Consolidated	X	

Accounting principles: Hungarian IFRS X Other
Other:

Consolidated companies

Name	Equity/ Registered capital	Currency	Interest held %	Voting rights %	Classification
Genesis Solar Espana S.I.	3006	EUR	97	97	subsidiary
Genesis Solar Magyaro. Kft.	3000	(000) HUF	100	100	subsidiary

Consolidated, unaudited balance sheet

NOVOTRADE GROUP	31/12/2005 HUF '000	31/12/2006 HUF '000	Change %
ASSETS			
Fixed assets			
Land, building and equipment	267 439	3 621	-98,6
Land, building	77 054		-100,0
Machines and equipment	190 385	3 621	-98,1
Intangible assets	44 417		-100,0
Goodwill		1 494	
Investments accounted using equity method	112 325		-100,0
Other invested financial assets	251 302		-100,0
Interests in other companies	219 824		-100,0
Long term loans	31 478		-100,0
Total fixed assets	675 483	5 115	-99,2
Current assets			
Inventories	76 967	1 683	-97,8
Receivables and accrued assets	1 251 588	1 174 882	-6,1
Accounts receivable	233 795	15 179	-93,5
Receivables from affiliated companies	766 823		-100,0
Receivables from companies with other interest	26 960		-100,0
Other receivables	221 220	1 158 838	423,8
Accrued assets	2 790	865	-69,0
Securities	57 118	1 653 655	2 795,1
Shares	40 187	1 653 655	4 014,9
Bonds and other securities bought for sale	16 931		-100,0
Cash and cash equivalents	179 270	73 216	-59,2
Total current assets	1 564 943	2 903 436	85,5
TOTAL ASSETS	2 240 426	2 908 551	29,8
LIABILITIES			
Shareholders' equity			
Subscribed capital	997 672	3 397 672	240,6
Capital reserve	525 642	-100,0	
Accumulated profit reserve	300 176	-662 686	-320,8
Minority interests	48 916	-123	-100,3
Total shareholders' equity	1 872 406	2 734 863	46,1
Long term loans	138 795		-100,0
Short term liabilities			
Short term loans	9 672		-100,0
Accounts payable	163 130	71 092	-56,4
Other short term liabilities	40 825	64 764	58,6
Accrued liabilities	15 598	37 832	142,5
Total short term liabilities	229 225	173 688	-24,2
TOTAL LIABILITIES	2 240 426	2 908 551	29,8

Consolidated, unaudited income statement with cost of sales method

NOVOTRADE GROUP	31/12/2005 HUF '000	31/12/2006 HUF '000	Change %
Net sales	962 557	458 980	-52,3
Direct costs of sales	428 119	220 265	-48,6
Gross margin	534 438	238 715	-55,3
Sales, marketing and administration costs	654 576	567 827	-13,3
Other income	42 060	217 022	416,0
Other expenses	31 522	1 094 430	3 372,0
Income from operations	-109 600	-1 206 520	1 000,8
Interests received	67 535	18 466	-72,7
Interest received	9 433	6 523	-30,9
Income from affiliated companies	-162 554	3 174	-102,0
Profit or loss before tax and minority interest	-214 052	-1 191 403	456,6
Tax payable	4 867	941	-80,7
Profit before minority interest	-218 919	-1 192 344	444,7
Minority interest	2 231	3 664	64,2
Profit or loss for the year	-221 150	-1 196 008	440,8

Cash Flow Statement: not required.

Significant off-balance sheet items

Description	Value (HUF '000)
joint and several liabilities	0
deficiency suretyships	0
liabilities with mortgage	0
liabilities with lien	0

2. Explanation for the more significant changes in the period, analysis and evaluation, comparison with previous year's figures

NAME OF INDICATOR	FORMULA FOR INDICATOR	BASE PERIOD (%)	CURRENT PERIOD (%)
Rate of fixed assets	Fixed assets/Total assets x 100	30.1	0.2
Rate of current assets	Current assets/Total assets x 100	69.9	99.8
Capital adequacy	Equity/Total liabilities x 100	83.6	94.0
Rate of liabilities	Liabilities/Equity x 100	19.7	6.4
Liquidity	Current assets/Short term liabilities x 100	682.7	1 671.6
Credit ratio	Accounts receivable/Accounts payable x 100	143.3	21.4

NAME OF INDICATOR	FORMULA FOR INDICATOR	BASE PERIOD (%)	CURRENT PERIOD (%)
Return of capital	Profit for the year / Equity (without the interest of outside members) x 100	-	-
Return on assets	Profit for the year / Total assets x 100	-	-
Pre-tax margin	Profit for the year / Total net sales x 100	-	-

Base period noted in the above comparison is 31 December 2005.
The consolidation range for the holding has changed from the previous year, and the indicators in the comparison reflect this change.
During the first half of 2006, Genesis Energy sold its interests in Sunbooks Kft, and later in the second half of 2006 all other interests, such as those in BMS Informatikai Kft, in Happy Divatáru Kft, in Novotrading Medical Kft. and in Novotrade (Schweiz) AG. Because of the sale of the latter company, its subsidiaries, i.e. Novotrade (Isle of Man) Ltd., Novoreál Kft. and Novotrade (Cyprus) Ltd. had also been removed from the consolidation range.
In the second half of 2006 we established Genesis Solar Magyarország Kft and obtained a 97% participation in Genesis Solar Espana S.I.

Lines of the balance sheet and income statement were influenced most of all by the sale of investments. The companies sold had possessed significant properties, accordingly the amount of the following assets, liabilities, income and expenses decreased as a result of their sale:

- machine and equipment
- investments accounted using equity method
- interests in other companies
- accounts receivable
- receivables from related companies
- cash
- accumulated profit reserve
- minority interests
- long term loans
- accounts payable
- net sales
- direct cost of sales
- sales, marketing and administration costs

In addition to the above, the following factors have modified the balance sheet and income statement of the Company:

Increase in other receivables has been the result of sale of investments.

Increase in shares has been caused by the purchase of foreign securities (Cogenco International Inc. and Helix Biopharma Corp. shares) realized from capital increase.

Increase in share capital has been the consequence of the capital increase of nominal value of HUF 2.4 billion in 2006.
The change in capital reserve and accumulated profit reserve has been the result of the carry-over in the unconsolidated balance sheet of Novotrade PLC.

In accordance with the regulations of IFRS, expenses related to the launch of the new operation (solar cell production) have been accounted among sales, marketing and administration costs.
Proceeds from the sale of Sunbooks Kft., which was a one-off transaction, are stated among other revenues for the period.

Increase in expenses has been due to the loss from the sale of subsidiaries and shares and the evaluation loss of Helix shares at the stock exchange closing price of 2006. Helix is a company listed on the stock exchange of Canada, and – in contrast to our experiences – its share prices have been fluctuating to a great extent.

The above give an explanation for the disimprovement in income from operations.

On the transition to consolidation in conformity to IFRS, in the opening balance sheet for 2004, the passive equity consolidation difference from subsidiaries (negative goodwill) accounted in conformity to the Hungarian Accounting Standards was accounted for accumulated profit reserve at a values of some HUF 618 million. Accordingly, exclusion from the consolidation range in the period could have no income improving effect of the same value.

Due to less cash available, fewer interests were received in the year 2006.
In the previous period, the income from related companies still included the share of the Sunbooks' income for Novotrade group.

Due to the small amount of interests received and paid, and the income from related companies in the period, the profit before tax doesn't significantly differ from income from operations.

3. Other data

a. Changes in the headcount (number of persons) employed by the Company

	End of base period (31/12/2005)	Current period opening	Current period closing
Company	11	11	6
Group	74	50	6

b. Volume (qty) of treasury shares held in the period

	1 January	31 March	30 June	30 September	31 December
Company	7,559	7,559	7,559	7,559	7,559
Subsidiaries	0	0	0	0	0
Total	7,559	7,559	7,559	7,559	7,559

c. Ownership structure, Ratio of Holdings and Votes

Description of owner	Total share capital					
	As of beginning of period (1 January)			As of end of period		
	Ownership ratio%	Voting rate %	Qty	Owner-ship ratio%	Voting rate %	Qty
Domestic institution/ company	5.22	5.25	104,276	1.54	1.54	104,794
Foreign institution/ company	92.09	92.44	1,837,528	97.35	97.46	6,615,357
Domestic individual	0.01	0.01	150	0.22	0.22	14,643
Foreign individual	0.00	0.00	0	0.10	0.10	7,000
Employees, senior officers	2.30	2.30	45,830	0.68	0.68	45,990
Treasury shares	0.38	0.00	7,559	0.11	0.00	7,559
Government held owner	0.00	0.00	0	0.00	0.00	0
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Other	0.00	0.00	0	0.00	0.00	0
TOTAL	100.00	100.00	1,995,343	100.00	100.00	6,795,343

Description of owner	Listed series					
	As of beginning of period (1 January)			As of end of period		
	Ownership ratio%	Voting rate %	Qty	Owner-ship ratio%	Voting rate %	Qty
Domestic institution/ company	5.22	5.25	104,276	5.25	5.27	104,794
Foreign institution/ company	92.09	92.44	1,837,528	90.99	91.33	1,815,517
Domestic individual	0.01	0.01	150	0.73	0.74	14,643
Foreign individual	0.00	0.00	0	0.35	0.35	7,000
Employees, senior officers	2.30	2.30	45,830	2.30	2.31	45,830
Treasury shares	0.38	0.00	7,559	0.38	0.00	7,559
Government held owner	0.00	0.00	0	0.00	0.00	0
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Other	0.00	0.00	0	0.00	0.00	0
TOTAL	100.00	100.00	1,995,343	100.00	100.00	1,995,343

New shares were listed on 10 January, 2007.

List and description of shareholders with more than 5% ownership (at the end of the period) with regard to the total share capital.

Name	Nationality	Activity	Quantity	Interest (%)	Voting rate (%)	Remarks
Genesis Capital Management Ltd.	Foreign	Corporation	4,783,292	70.39	70.47	Financial investor
Deutsche Balaton AG*	Foreign	Corporation	630,000	9.27	9.28	Financial investor
Acquisition Pro Ltd.	Foreign	Corporation	601,414	8.85	8.86	Financial investor

List and description of shareholders with more than 5% ownership (at the end of the period) with regard to the listed series.

Name	Nationality	Activity	Quantity	Interest (%)	Voting rate (%)	Remarks
Deutsche Balaton AG*	Foreign	Corporation	630,000	31.57	31.69	Financial investor
Acquisition Pro Ltd.	Foreign	Corporation	601,414	30.14	30.26	Financial investor
Clearstream Banking S.A.	Foreign	Custodian	295,451	14.81	14.86	Financial investor

d. Presentation of the more relevant off-balance sheet items:

None.

e., The Extraordinary General Meeting held on 28 November, 2006 passed the following more important resolutions, of which the order from the Court of Registration is yet unavailable:

- The corporate name of the Company changes to: Genesis Energy Investment Public Limited Company
- The Company shall operate a Board of Directors implementing a unified management system
- Edward Michael Andrew Mier-Jedrzejowicz was elected as the new member of the Board of Directors
- The Supervisory Board was cancelled, the Audit Committee was established.
- The General Meeting authorizes the Board of Directors to increase the share capital of the Company by means of private placement of the new share. The amount of cash contributions: the average closing price of the share on BSE on the 6 days preceding the Board of Directors decision on capital increase, but at most HUF 2800 per share.
- The General Meeting approves the agreement made with Acquisition Pro Limited on 10 August, 2006 on the buy-out of properties.

4.a. The Group changed considerably as described in Section 2. No significant changes occurred in the organisation of Novotrade PLC.

b. There were no changes in the executive management of the Company.

Senior officers, strategic employees influencing the operations of the Company

Type	Name	Position	Beginning of assignment	End / termination of assignment	No of shares held
SP, IT	dr. Gábor Rényi	President – General Manager	1984	Indefinite (SP), 2008 (IT)	45,350
SP, IT	Gabriella Zádorné Prazsák	Deputy General Manager	1994	Indefinite (SP), 2008 (IT)	-
SP, IT	dr. Gábor Sziklai	Deputy General Manager	1992	Indefinite (SP), 2008 (IT)	-
IT	dr. Zsolt Megyeri	-	1994	2008	260
IT	Gábor Kálmán	-	1999	2008	-
IT	Robert Stein	-	2004	2008	-
FB	Oszkár Hegedűs	-	1992	2008	140
FB	Erzsébet Birman	-	1997	2008	240
FB	dr. Urai Gábor	-	1994	2008	-
Own shares held total					45,990

c. Extraordinary Information announced in the current period

Date	Place of publication	Subject, brief content
01/03/2006 02/03/2006	Website of BSE Magyar Tőkepiac	Sale of the interest in Sunbooks Kft and the receivable with the Kft
27/04/2006 02/05/2006	Website of BSE Magyar Tőkepiac	Extract of the minutes including the General Meeting Resolutions of 27 April, 2006
02/05/2006	Website of BSE	Corporate Governance Declaration
24/05/2006 25/05/2006	Website of BSE Magyar Tőkepiac	Cancellation of the application for the registration of General Meeting Resolutions passed on the GM held on 27 April, 2006, due to the administrative mistake in the convening of the GM. Convening a new GM on 27 June, 2006.
27/06/2006 29/06/2006	Website of BSE Magyar Tőkepiac	Extract of the minutes including the General Meeting Resolutions of 27 June, 2006
24/07/2006 25/07/2006	Website of BSE Magyar Tőkepiac	Successful closure of the issue period in connection with the capital increase of altogether HUF 2.4 billion by means of private placement, approved by the General Meeting held on 27 June, 2006. Cash contribution was paid.
11/08/2006 14/08/2006	Website of BSE	New activity and change in capital structure
11/08/2006 14/08/2006	Website of BSE	Correction of Shareholder structure
05/09/2006 06/09/2006	Website of BSE Magyar Tőkepiac	Capital increase registered by the Court of Registration
05/09/2006 06/09/2006	Website of BSE Magyar Tőkepiac	Genesis Capital Management Ltd. acquiring influence
05/09/2006	Website of BSE	Articles of Association
13/09/2006 14/09/2006	Website of BSE Magyar Tőkepiac	Change in interest in Novotrade PLC.
20/09/2006	Website of BSE Magyar Tőkepiac	Information of Genesis Capital Management Ltd. on the submittal of the obligatory purchase order
20/09/2006 21/09/2006	Website of BSE Magyar Tőkepiac	Public purchase offer of Genesis Capital Management Ltd. submitted to PSZÁF for approval
21/09/2006 22/09/2006	Website of BSE Magyar Tőkepiac	Novotrade PLC. Managing Body's opinion on the public purchase offer of Genesis Capital Management Ltd.
05/10/2006 06/10/2006	Website of BSE Magyar Tőkepiac	Convening the Extraordinary General Meeting
09/10/2006 10/10/2006	Website of BSE Magyar Tőkepiac	Senex Kft.'s expert opinion on the public purchase offer of Genesis Capital Management Ltd.
24/10/2006 25/10/2006	Website of BSE Magyar Tőkepiac	Public purchase offer of Genesis Capital Management Ltd. approved by PSZÁF
24/10/2006 25/10/2006	Website of BSE Magyar Tőkepiac	New investment: acquisition of Novotrade Solar (Spain)
25/10/2006	Website of BSE Magyar Tőkepiac	General Meeting Invitation
10/11/2006	Website of BSE	Proposal of Amendment of the Articles of Association
28/11/2006	Website of BSE Corporate website	General Meeting Proposals
28/11/2006	Website of BSE Corporate website	Information on the outcome of Genesis Capital Management Ltd. obligatory purchase offer
19/12/2006	Website of BSE Corporate website	Genesis Solar (Espana) Contract of Option for the establishment of solar cell plant

Date	Place of publication	Subject, brief content
21/12/2006	Website of BSE Corporate website	Information on the listing of new shares resulting from capital increase
09/01/2007	Website of BSE Corporate website	Listing of the shares from capital increase started on 10 January, 2007
10/01/2007	Website of BSE Corporate website	Shareholder structure

5. Factors assisting in the appraisal of the Company

The Company plans to establish photovoltaic solar cell producing plants. According to preliminary plans, the Company starts establishing two plants simultaneously, one in Hungary and one in Spain. The implementation of the Spanish project is the task of Genesis Solar Espana S.L, a company purchased in October 2006, while the Hungarian investment will be implemented within Genesis Solar Magyarország Kft, funded in November by the Company.

The Company plans the production of an alternative solar cell type based on thin film technology. Compared with traditional solar cells, thin film solar cells feature a lower maximum performance, although the entire daily coefficient of efficiency is equal or even higher than that of the traditional type. In case of this technology, only a thin active layer is required on the surface of the carrier, production of large panels can be solved in some technological steps; fewer base material used, smaller production costs and more reliable base material supply characterize this technology.

Products of solar cell plants will be expectedly purchased by companies producing solar cell modules and solar cell systems or operating collar cell parks. These mostly Spanish, German and Italian solar cell module manufacturers might customize the produced core cells as they need and will produce the products sellable to end users. This concentrated clientele requires no expensive marketing activity.

According to the Company's business plans, the investment costs of the construction of the solar cell producing plants are roughly 100 million euro per plant. The Company wishes to finance the needed sources partly from seed money, partly from the already conducted and the will-be capital increases. In addition, the Company also wishes to use every state and EU subsidies available.

Each thin solar cell producing plant will expectedly employ nearly 200 persons.

6. The Issuer undertakes that the annual report contains data and statements true to facts and does not suppress any fact which could be significant for the estimation of the position of the Issuer.

7. The Issuer announces that this Flash Report is published on the website of the Budapest Stock Exchange and on its corporate website (www.genesisenergy.hu). The Flash Report is available for inspection on the seat of Novotrade PLC (1137 Budapest, Szent István krt. 18.) between 9 a.m. and 4 p.m. on business days.

Budapest, 13 February, 2007

Gabriella Zádorné Prazsák
Deputy General Manager

Information (2 February, 2008)

Information from the Management of Genesis Energy PLC. on the background of the transaction related to Helix and Cogenco companies

Upon the request of several shareholders of the Company, we provide the following information on the issue noted in the title:

After acquiring a majority ownership in Genesis Energy Investment Public Limited Company, Genesis Investment Fund wished to explore the opportunities for manufacturing solar cells basically in two geographic areas, in Europe and in North America, in both in an equal weight. The acquisition of Cogenco shares occurred for the future launch of the planned solar cell production in America.

Operating in a form of a public limited company but without a listed stock price, Cogenco would have been an ideal company to implement the financing of the solar cell manufacturing activity on the American market by the involvement of external capital and also the plant itself would have been established in frame of the company. The company has investments that should have been sold prior to the launch of the planned new activity, and this did actually occur in the meantime. The majority shareholder planned that one of the Cogenco subsidiaries would have merged with another company, Helix, and then two separate companies would have been established with dividend being allocate in the form of shares (spin-off model). Also Cogenco subsidiary would have enjoyed all legal benefits of public companies and it would have been very simple to start the listing of the company established this way. Helix seemed to be a proper company for merge, for this reason the Company purchased also Helix shares. Genesis Investment Fund and Genesis Energy would have possessed enough shares in both companies to make proposals to implement these plans mutually by these companies.

These long term plans were confidential business information and in consideration of the public nature of the companies involved in the transaction, the Company could disclose only the facts, i.e. the purchase of the shares. At the same time, the processes in Europe speed up in a positive way, in the summer of 2007 Genesis Energy received an offer for subsidies from two European governments (Hungarian and Spanish), while American business prospects showed a continuously falling tendency. As a consequence of the American subprime mortgage crisis emerging at the end of 2007, the fast implementation of merge and separation became doubtful. Accordingly the Board of Directors decided to focus primarily on the European expansion and other geographical business opportunities. The result of this decision was the acquisition in Singapore and its closure at the end of 2007 and the sale of Cogenco and Helix shares at cost price.

Genesis Energy Investment PLC.

INTERIM MANAGEMENT STATEMENT

1. Corporate name, seat, foundation, corporate data

Corporate name:	Genesis Energy Investment Public Limited Company
Short corporate name:	Genesis Energy PLC.
Seat:	1137 Budapest, XIII. Szent István krt. 18.
Date of the Articles of Association:	20 July 1983
Date of registration:	17 July 1984

The Company had been registered by the Budapest Metropolitan Court as Court of Registration.

Number of corporate registration:	01-10-041020
Corporate form:	Company limited by shares

Date of the effective Articles of Association: 21 January, 2008
Number, date and location of the latest corporate registration: 01-10-041020/161, 30 January, 2008, Budapest (The General Meeting of 25 April, 2008 has not yet been registered).
The term of the Company: indefinite.
The business year corresponds to the calendar year for the parent company as well as for the subsidiary companies.
The elected auditor: Audisoft Kft. represented by Dr. Julianna Mencz
The Company publishes its announcements on the homepage of the Tőzsde (Stock Exchange) and on its own corporate homepage.

2. Operation of the Company

The Company signed a contract with GEM Global Yield Fund (GEM) for the issue of convertible bonds. According to this contract, the Company may initiate the conversion of bonds to shares on the pre-defined conversion conditions, while GEM is obliged to subscribe to newly issued shares. GEM shall purchase new shares up to the overall amount of 40 million euro, in the event the Company initiates the conversion of bonds to at most 3.5 million pieces of shares at the conversion price calculated by the pre-defined formula, but at least at 11.43 euro.

The Company convened an extraordinary general meeting for voting on the convertible bonds and conditional increase of share capital. This general meeting passed the following resolutions:

- Method of conditional increase of share capital: private placement of dematerialized, convertible bonds to GEM NY Inc.
- Maximum amount of conditional increase of share capital: HUF 1.750.000.000, maximum amount of new shares to be issued: 3.500.000 pieces, dematerialized ordinary shares, each with a par value of HUF 500.
- Convertible bonds will be issued in 1 series, in an amount of 3.500.000 pieces per series, at a price of 1 euro.
- The authorization for the Board of Directors shall be valid for a period of three years starting from the date on which the general meeting resolutions are passed.

The General Meeting resolution held on 21 January, 2008 on the issue of convertible bond finalized the Contract for Commission in connection with the Company's agreement with GEM Global Yield Fund and the advance payment specified therein, which could be made with Cogenco shares held by the company.

In January 2008 Genesis Energy PLC. sold 1,286,977 pieces of Helix shares at cost price to affiliated company Genesis Capital Management Ltd.

In 2008, the Basler Kantonalbank of Switzerland included Genesis Energy shares in the basket of its newly issued investment unit called New Energy Tracker with a weight of 2.5%.

Standard & Poor has issued a CUSIP number for the shares of the Company, which enables North American investors to monitor the performance of the shares and trade with them on the open market. The CUSIP number of Genesis shares is X3191N 106.

Genesis Energy is ready to start preparations for the secondary trading of its shares in the USA. The Company has signed a Letter of Engagement with Merriman Curhan Ford & Co to represent the Company on the International OTCQX (QX) market as the Principal American Liaison required for trading. On this market, the best securities in open market are traded.

4. Financial Position of the Company

The Company prepares no quarterly interim reports and the unconsolidated balance sheet of the holding is unaudited.

No significant changes have occurred in the financial position of the company. The only considerable change in the balance sheet items from 31 December, 2007 was the result of the sale of Helix shares. The amount of Invested Financial Assets has decreased, while the Receivables from Affiliated Companies have increased. The financial execution of the sale of shares falls on the third quarter.
The minimal profit arising in the first quarter is the result of accounting of the capitalized value of own performance in connection with three projects (the establishment of solar cell plants in Spain, Hungary and Singapore).

4. Management

No changes have occurred in the management of the Company since 31 December, 2007.

5. Portfolio

No changes have occurred in the portfolio of the Company since 31 December, 2007.

6. Statement by the issuer

The issuer undertakes that the annual report contains data and statements true to facts and does not suppress any fact which could be significant for the estimation of the position of the issuer.

Budapest, 7 May, 2008

Gábor Rényi
General Manager

Interview with Gábor Rényi, Genesis Energy President – General Manager

We are still selling just a vision

By János Madarász 23/11/2007 - 8:59

According to the plans, Genesis Energy will operate within 4-5 years as a solar cell producing concern with a production capacity of 1 GW, which might give sales of 1.5 billion euro – a really imposing company size in Hungary. Business logics suggest that future share price will certainly reflect this.



- Genesis Energy currently wishes to involve capital in a value of some 100 million euro, how does investor search go on?

- We have been continuously negotiating with potential investors, but I need to emphasize that in case of Genesis, this is not a conventional capital involvement based on fundamental past figures. The planned issue resembles the "concept IPO" known on Anglo-Saxon markets, which, as far as I know, is unprecedented in Hungary. In our case, no fundamental information helps the appraisal of the company, there is no plant, only a well developed, very detailed technical, financial and market plan. Investors shall understand the vision whose base is the concept of the management of an investment into a remarkably developing industry. In addition to the grounded business plans, all these are of course backed up with particular agreements on technology, production, sales and financing and/or with letters of intent.

However, we can go public only if this search for investors reaches the final stage. Obviously negotiations cannot be communicated, and also it would be completely unnecessary, until at least a letter of intent is signed by the parties and both of them wish to make it public. We believe that the market is extremely promising, the technology is modern, the selected locations are good, governments support our projects with tax allowances and non-refundable subsidies, I think the management is excellent, but we need to be able to persuade others of all these. Under the management of German engineers, the engineer team that joined us (some twenty experienced professionals) conducted the entire efficiency transformation of 31 semi-conductor factories in the 90s at IBM, both in technical and economic senses. Their efforts earned a saving of some 2.5 billion dollar for IBM. Since then, they are recognized industry professionals. Persuasion is a longer process. Our reason for being silent is not that we are not working, just the opposite of that.

- What investors the company is expecting?

- The concept we developed requires a vast amount of investment, and mostly foreign investment funds and strategic investors are those who can provide a capital of this amount. For this reason we started looking for investors not at home. We can count first of all on risk capital investors, at the same time we don't expect business angels in the classically meaning of the term. Our situation is special from the aspect that we don't only have the plans but also particular steps were made, we have letters of intent, we have selected real estates, the plans and the know-how are ready. Investors need to know all these and we also have to make them acknowledge these in the issue price. Our objective is to familiarize as many investors as possible with our vision, because later this will ensure liquidity, but it really matters at what price we want to complete the capital involvement. We received a particular offer we rejected because it wished to increase capital at a price that wouldn't have reflected the current value of the company. We work hard but we don't let us be urged, we are in a more mature stage of the risk capital involvement.

- How successfully are the investor negotiations running?

- Our latest road show in West Europe, America and the Far East at the beginning of October was really successful, we met several investors who were interested in the project. We cannot be so naïve, especially not in today's market atmosphere, to believe that these negotiations can be closed successfully in one-two months.

Also, for the time being we would like to build the resources needed for the start of the construction of the solar cell plants with the help of one-two bigger partners. During our current search for investors we have been negotiating with many companies that will invest in the project in a later stage, because today they consider investing too risky or they don't have the authorisation to get involved in a "start-up" project like ours with the amount of capital we want. I'd like to emphasize once more, our objective is not having 5-10 investors who add up the money.

- Is this the reason why you haven't contacted Hungarian investment funds?

- Yes, presently we are in a stage that is not attractive for Hungarian investment funds. Domestic custodians won't invest a significant part of their properties in a share that is indeed more risky and less liquid than the average, their investment policies don't let them obtain a significant participation at this stage we are today. Of course we know that this could be a signal and our creditworthiness would benefit from having such shareholders. For the time being, we are at the beginning of the process during which we introduce ourselves also to Hungarian custodians. We already have had some personal meetings and we plan additional ones. We strive for active relations with domestic analysts, by the end of November we will have presented our ideas to more than half dozen analysts. We will benefit from all these relations when we find the risk investors who can provide a significant part of the capital required for going on.

- The latest capital increase happened at HUF 2800, at what price does the company wish to involve now?

- Our major shareholder, Genesis Investment Fund subscribed 1.2 million pieces of shares at 11.40 euro (HUF 2800) in August, so obviously they don't want another capital involvement under this price. Especially because the price proposed previously by the Board of Directors is not just a wild guess. Shares of our competition currently listed on the stock exchange and actually producing are traded at a P/E of 25-40. In management's opinion, HUF 2800 represents a P/E figure of 2.5 considering the first profit expected for 2008, so in the medium term investors may earn an attractive return of 10-fold, even if we calculate with the lower value. We need to convince investors of this. At a lower price we can't really imagine capital involvement, as it would not reflect the fair value of the company. It is the task of the major shareholder, the Board of Directors and the management to persuade those potentially interested of all these.

- The share price is currently much below that.

- The overall atmosphere of the global capital markets in the current economic situation makes it more difficult to search investors. Another drawback, the paper has become the favourite of speculates. With a bit of exaggeration, some market players on the Budapest Stock Exchange can cause considerable changes in the price of the Genesis share with trades of only some pieces. This clearly damages those investors who, just like us, think on the long term, who see the opportunity in the paper.

Beside these speculators, fortunately there are more and more people who see the perspective in the paper. I know some Hungarian and foreign small investors groups not formally belonging to each other, who jointly have a package of some hundred thousand pieces. They don't want the price to be exposed short term interests. Unfortunately these movements can significantly slow down our negotiations, because we need to explain why the price moves such a hectic way with a volume of just some million forint.

- Could the authorization given by shareholders to purchase treasury shares not solve this problem?

- We indeed have the possibility to buy treasury shares but this is only a legal permission. This purchase has to comply with other requirements as well. For the time being, we cannot buy shares at all, as the Act on Accounting regulates this question. Genesis Energy may buy treasury shares when the company has the resources to do so – in form of accumulated profit reserves. In addition, we don't want to influence the price this way because we sincerely believe that business plans justify the price of HUF 2800.

- But when can we expect the next issue? Some people on the investors' forums expected information on this already in October.

- The General Meeting held in September gave us the authorization for capital increase for a year, in this period we can issue altogether 5 million shares in 5 occasions. So yet we haven't missed the time available for us. It must have been a misunderstanding that we will increase capital in one month after the general meeting, if it were so, we would already have announced that. Impatience of small investors is reasonable but involving a more serious partner takes time. Those who trusted us in August can now trust even more, the facts on the sale and use of solar cells are much more positive

than previously expected. Several market players have announced considerable investments typically for the year 2010, which is a clear sign of the unbroken development of the industry and also the forecasted use of solar cells this year exceeded every former expectations. I am absolutely sure that we will have an investor but not at any price. We don't want to sell shares at a premium of 25-30 percent just to start groundworks right now. The plant will certainly be built, it is just a question of time and diligent work.

- Accordingly some delay is expected compared with former plans?

- The money Genesis currently has is sufficient to the stage of planning and starting the investment, the production line cannot be purchased and the plant cannot be built from that. For the time being, it is possible that at the construction of the first plant the purchase of machines will be delayed for a quarter year, but since we launch projects at different locations with a lag of half year, currently we don't need to review our plans. It is of vital importance that investments have started at the Spanish location. In Spain we apply for building permit in these days. This also means that according to our undertakings to the Spanish government, we need to complete the project in 24 months from the building permit. The Board of Directors have given the authorisation to purchase the Hungarian real estate. Negotiations have been started here and there is a good chance to close them still this year.

It is also very important that the professional background is already ensured, an important step to this was signing the cooperation agreement with the German team of professionals, Infinite Technologies, electing two senior executives into the Board of Directors of the company and appointing also the chief executive officer of the Hungarian plant.

- What do you recommend to current shareholders?

- Of course Genesis Energy shares carry some risk but there is a great opportunity in these papers. In my vision a solar cell producing concern with international shareholders and seat in Budapest may be established, which, in 4-5 years, will be a chain on plants with a production capacity of 1 GW. This might give sales of 1.5 billion euro, which is a really imposing company size in Hungary. Business logics suggest that future share price will certainly reflect this.

Genesis Energy PLC.
(seat: Budapest, XIII. Szent István krt. 18.)

The Board of Directors hereby notifies shareholders that the Company will hold its General Meeting on

27 April, 2007 at 10 a.m.

Venue of the General Meeting: the seat of the Company (Budapest, XIII. Szent István krt. 18., Boardroom on 1st floor)

Agenda of the General Meeting:

1. Report of the Board of Directors on the business activities in 2006
2. Report of the Audit Committee
3. Independent Auditor's Report
4. Decision on the Balance Sheet and allocation of profit for 2006
5. Approval of the Corporate Governance Report
6. Approval of the consolidated Balance Sheet of the Company for 2006
7. Evaluation of the work of the executive management in 2006 and decision on the indemnification for them
8. Amendments of the Articles of Association with respect to the Section 6.2.2.4 of the Budapest Stock Exchange Limited Regulations for Listing, Continued Trading and Disclosure, approval of the consolidated version of the Articles of Association
9. Other information

In case of a written request submitted at least 8 days prior to the date of the General Meeting, the management provides the required information on any of the agenda items to any shareholder.

Conditions of participation and exercise of voting rights at the General Meeting:

a) Holder of the share shall be registered in the Register of Shares at latest by 2 (two) business days (record day) prior to the General Meeting. The Company shall close the Register of Share on the record day, and no application for registration shall be accepted until the close of the General Meeting.

b) At latest by 19 April, 2007 the holder of the share(s) shall freeze up the depositary receipt issued to certify his/her possession of the share(s) at least until the date of the General Meeting. The depositary receipt shall not be frozen up in the event the Central Clearing House and Depository's (KELER) notice on the shareholders listed by serial numbers certifies that the share(s) is deposited. In case of foreign shareholders, the depositary can be the domestic financial institute acting as the depositary of the shareholder.

c) Shareholders shall be entitled to participate in the General Meeting either in person or by nominee. The power of attorney for the nominee shall be prepared in the form of a public document or a private document with full probative force. In case of a power of attorney made abroad, it shall comply with the formal requirements of the legal regulations on the authentication and legalisation of official documents issued abroad.

In the event a duly authorized representative of the shareholder organisation is present on the General Meeting, the official document issued by court or Court of Registration and certifying the power of representation shall be presented at the venue of the General Meeting. Natural persons shall execute their voting rights either in person or by nominee. The shareholder or its nominee may identify themselves with identity card or passport, and with power of attorney.

d) Voting in the General Meeting is made publicly, every share shall entitle its holder to one vote.

To ensure the uninterrupted flow of the General Meeting, we ask shareholders to complete the registration process on the venue between 9 a.m. and 10 a.m.

If the General Meeting does **not have a quorum**, the venue and agenda of the repeated General Meeting are unchanged and it will be held **at 11 a.m. on 27 April, 2007**. The repeated General Meeting shall have a quorum irrespective of the number of shareholders being present.

Budapest, 27 March, 2007

Genesis Energy PLC. Board of Directors

Genesis Energy Investment Plc.

(Headquarters: Budapest, XIII. Szent István krt. 18.)

The Board of Directors convokes an Ordinary General Assembly which will be held on

25 April, 2008 at 10.00 a.m.

The site: headquarters of the company (Budapest, XIII. Szent István krt. 18. First floor)

AGENDA:

1. The Board of Directors' Report on year 2007 to the shareholders
2. The Audit Committee's Report on year 2007 to the shareholders
3. The Auditor's Report on year 2007 to the shareholders
4. Decision on the Financial Statements of Genesis Energy as of 31 December, 2007
5. Report on the Corporate Governance
6. Decision on the Consolidated Financial Statements of Genesis Energy as of 31 December, 2007
7. Assessment of the work done by the Board of Directors, discharge them off the Directors' liabilities
8. Election of auditor
9. Resolution on changes in the Articles due to change in legal regulations
10. Others

The Managing Board is obliged to answer all enquires submitted in a written form at least 8 days before the day of the assembly by any of the shareholders related to the agenda of the General Assembly.

The voting rights can be exercised on the General Assembly if

a, The shareholder is duly registered in the Registry Book of the company 2 working days before the date of the General Assembly (registry date). The company closes the Registry Book on the registry date and no registration can be done till the end of the General Assembly.

b, The shareholders are to block their shares and provide a blocked depository note from at least 18 April, 2008 till the day of the General Assembly as a proof of their ownership. It is not required to provide the blocked depository note if the ownership is

justified by the notification on the shareholders by serial number of the Central Clearing House (Budapest) - KELER.

c, All shareholders can be present on the General Assembly personally or through their proxy. The proxy should be either a private agreement or a deed. Proxies authorised outside Hungary should bear all the necessary formalities which are required according to the legal regulations of the country where it was made. In case a legally authorised representative is to present the entity, the authorization (registry court document) should be presented on the site of the General Assembly. A natural entity is entitled to exercise his rights personally or through a proxy. The entitlement can be certified by ID or passport.

d, Voting is effected in public, each share is entitled to one vote.

In order to duly manage the assembly, the shareholders are requested to register between 9 a.m. and 10 a.m. on the date of the General Assembly.
The General Assembly should be repeated due to lack of quorum with unmodified agenda on the same site on 25 April, 2008 at 11 a.m. The repeated Assembly shall have the quorum irrespectively of the number of the shareholders present.

Budapest, 20 March, 2008

Board of Directors

Extraordinary Information to our Shareholders

Today, a material based on ungrounded and misleading information was published on Genesis Energy PLC. in the Reports section of the website of KBC Equitas. Mr. Ferenc Virág, CEO of KBC Equitas has taken the necessary steps to immediately remove the misleading report from KBC Equitas website. Genesis Energy PLC. has offered to provide the appropriate information to the analysts of KBC Equitas to prepare a report based on true facts.

Dr. Gábor Rényi

President – General Manager

Extraordinary announcement of the Board of Directors about the private placement and financial settlement of the subscribed amount

According to its obligation for extraordinary announcement, Genesis Energy Corporation Limited informs its shareholders that based on the decision made by the Board of Directors on 12 July, 2007 under the authority given by the General Assembly, the subscription process of issuing a minimum of 1,204,657 pieces of new shares has successfully been closed. As a result, the shareholders exercising their preferential right to subscribe have taken the liability of taking up 3,160 pieces of dematerialized ordinary shares with a face value of HUF 500 each and they have paid HUF 8,848,000 as the equivalent amount determined in the Board of Directors resolution mentioned above. The Genesis Investment Fund Ltd. - exercising the oversubscription right based on the authorization in the resolution of the Board of Directors - have taken the liability of taking up 1,204,657 pieces of dematerialized ordinary shares in the total amount of HUF 3,373,039,600 with a face value of HUF 500 each and the subscription amount has been paid on 14th of August, 2007. As a result of the private placement the total amount of HUF 3,381,887,600 has been paid which is an equivalent of 1,207,817 pieces of dematerialized ordinary shares with a HUF 500 face value.

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Extraordinary Information

The Genesis Energy Board of Directors hereby informs its shareholders that the Ministry of Industry, Tourism and Trade of Spain has provided an aided credit line to its Spanish subsidiary, Genesis Solar Espana S.L. The objective of the loan is to finance the production plant investment planned in Andalucía.

The Company can apply for the loan for covering 25% of the annual expenses noted in the business plan of the given year; in 2008 this amount is 4,500,000 euro. Conditions are extremely favourable. The loan is free of interest, loan period is 10 years and there is a 5-year grace period, so the repayment period runs from 1 October, 2013 to 1 October, 2022. Guarantee of a Spanish bank shall be provided as cover. Currently we are in negotiations to be able to provide it. The Company has the opportunity to apply for the aided loan on identical conditions in 2008, 2009 and 2010, but the overall amount cannot exceed 15 million euro.

The amount of expenses that the Spanish subsidiary can account, including also investments expenses already financed and those that can be financed with the above loan, enables us to draw down also the proportional part of the non-refundable subsidy of almost 21 million euro granted by Spanish authorities.

The Genesis Energy Board of Directors treats loan as a temporary alternative of the required share capital, taking into consideration that the current situation on the money and capital markets is not appropriate for making agreements with long term capital investors on favourable conditions, without excessively reducing the ownership share of current shareholders.

Letters of Intent provided by Exim Bank (Washington D.C.) on guaranteeing the equipment export required for the Spanish and Hungarian investments have been renewed in order to be able to provide reliable financing solutions.

In consideration of the fact that the construction works of Genesis Solar Espana S.L. have started, the Genesis Energy Board of Directors expects this will have a positive impact on share prices and trade volumes, which will enable the Company to implement the agreement with GEM Global Yield Fund as well.

The Company has charged CIB Bank, as a financial institute involved also in investment services, to prepare the legal and business documentations related to the issue of convertible bonds with a value of 3.5 million euro that is required for the implementation of GEM's investment intent of 40 million euro. CIB Bank provided assistance also before in listing new shares and conducting the compulsory public offer of Genesis Investment Fund Ltd.

Budapest 10 March, 2008

Extraordinary announcement of the Board of Directors of Genesis Energy Investment Plc.

According to the official announcement of the Government of Andalusia, decision was made on granting an investment subsidy in an amount of EUR 14.67 million to Genesis Solar Espana S.L., the subsidiary of Genesis Energy Investment Plc. The Genesis Solar Espana S.L intends to build a thin film solar panel manufacturing plant in El Puerto de Santa Maria, in the "Tecnobahia Cadiz" industrial park near Cadiz. The manufacturing plant of more than 22,000 sq. meter will incorporate two production lines having a total output of 100 MWp per year and will employ 108 workers. The decision on the application submitted earlier by Genesis Solar Espana S.L. to the central government of Spain is expected to be made by the end of June.

Special information

The Board of Directors of the Genesis Energy Befektetési Nyrt. *[Genesis Energy Investment Nyrt.]* hereby informs its shareholders that the request of its subsidiary, the Genesis Solar Magyarország Kft. *[Genesis Solar Hungary Kft.]*, for a subsidy submitted for individual government decision has been positively considered by the Hungarian Government. In the Industrial Park area of Tatabánya, the Genesis Solar Magyarország Kft. plans to manufacture amorphous silicon-based solar cells of thin-film technology with an annual output of 80 MWp.

On the basis of the relevant provisions of Government Decree No. 206/2006 on development tax relief and of Act LXXXI of 1996 on corporate tax and dividend tax, the company can obtain an amount 37.5% of the full investment in the form of a tax relief, which is the highest available subsidy under the currently valid rules of the European Union. On the basis of the individual Government decision, the Ministry of Economy and Transport will also provide an amount of HUF 2,000 million in the form of a non-refundable aid in cash, which will reduce the amount of the tax relief that can be obtained. The aid of the Ministry of Economy and Transport to the investment of the Genesis Solar Magyarország Kft. at Környe, amounting to EUR 99,5 million, which will establish 197 new jobs, will be disbursed subsequently, in proportion of the performance and the resources, and on the basis of the invoices and documents certifying payments that are to be submitted together with the certificate of performance. We have received the related offer today; this offer was preceded by thorough preparatory work, an extensive checking of the investment and a lengthy negotiating process. By supporting the investment, the Government has expressed its intention to promote the introduction of internationally cutting-edge technical-technological applications in Hungary. If the investment is not implemented, no obligation will devolve on the Government of the Republic of Hungary.

The Board of Directors informs the shareholders of the Company that today Genesis Energy Nyrt and Infinite Technologies AG entered into a technical services agreement. Based on the agreement the long term technical and engineering background is provided for the construction and future operation of the planned thin film solar panel manufacturing plants. Infinite Technologies AG (www.in-tecs.com) plays a significant role world-wide in the technical-engineering background of the semiconductor and solar panel manufacturing industry.

The Board of Directors of Genesis Energy Nyrt. informs its shareholders that his Spanish daughter company, Genesis Solar Espana S.L. received an official notification today on being awarded with EUR 5.64 million non-refundable subsidy from the Spanish ministry of economy (Ministerio de Economia y Hacienda) for building a solar panel manufacturing plant in Cadiz. The offer enters into force when it is accepted in a written form by Genesis Solar Espana S.L. , and upon signing of a formal agreement.

Solar Espana S.L. has already been received non-refundable subsidy in the amount of EUR 14.67 Million based on the investment incentives of the government of Andalusia, therefore the total available cash subsidy is EUR 20.31 Million, which represents around 14% of the total planned investment.

The decisions on the subsidies made by the Hungarian and Spanish governments established the preconditions to Genesis Energy Nyrt. that after the successful closing of the present private placement the investments partly can be financed by drawing bank loans. The Company - among others - has applied to Export-Import Bank of the United States in order to obtain a loan or loan guarantee to finance the purchase of the U.S. origin turn-key fabrication technology.

Announcement of the Board of Directors of Genesis Energy Company Limited

The Board of Directors previously informed the shareholders about the application which has been submitted to the Export Import Bank of the United States. Yesterday the Company received an official notice about the interest of the Bank in participating in the financing of the projects. The application, which was submitted with the participation of AP International Finance Corporation, was positively rated by the Ex-Im Bank. The aim is to finance the purchase of the American origin thin film solar panel manufacturing equipment for both the Spanish and the Hungarian factory which represents a dominant part of the Euro 154 Million worth of total investment each. Based on a preliminary review, the Bank issued Letters of Interest to the Hungarian and the Spanish daughter companies about its readiness of financing the purchase if the projects meet the requirements of the Bank. Obtaining these Letters of Interest completes the financial structure for all of the debt financing for both project locations and will enable the company to enter into the final stage of the already commenced negotiations about the purchase details of the turn-key American thin film solar panel production technology. The final guarantee and loan contracts can be concluded after the final settlement of the technology purchase contract.

Announcement

The Board of Directors informs the shareholders of Genesis Energy Plc. that the following decisions were made on 7 November, 2007:

1. The Board of Directors authorized the management to capitalize the Spanish and Hungarian subsidiaries in order to allocate initial funds for further development of the solar panel manufacturing projects.
2. On the 5th of July, 2007 a memorandum of understanding was signed between Genesis Energy Plc. and STP Technologies Pte. Ltd. on the terms and conditions of acquiring the majority of the STP Technologies Pte. Ltd. fully owned daughter company, STP Production Pte Ltd., in order to establish an Asian location for manufacturing thinfilm solar panels. The Board of Directors authorized the management to finalize the transaction of purchasing the majority of STP Production Pte. Ltd.
3. The Board of Directors reviewed the present position of the negotiations with potential investors and encouraged the management to continue its efforts to find the most suitable solution for acquiring the required capital of about EUR 100 Million in order to realize the projects.

RECEIVED

2008 JUL 22 A 8:71

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONVERTIBLE BOND TO INVEST UP TO € 40 MILLION EQUITY AVAILABLE TO FUND CONSTRUCTION OF THE FIRST FACTORY OF GENESIS ENERGY

Genesis Energy Investment Plc. has entered into an agreement with GEM Global Yield Fund to issue Convertible Bonds allowing Genesis Energy Investment Plc. to unilaterally call for the conversion, subject to conversion conditions. Under the agreement, GEM Global Yield Fund is obliged to subscribe to new shares to be issued by Genesis Energy Investment Plc. Upon the moment that the company triggers the conversion of the bond into maximum 3.500 000 shares of Genesis Energy Investment Plc., GEM is committed to invest up to 40.000.000 EURO whereby the share price is calculated as per a certain formula. Genesis Energy Investment Plc. under certain limitations controls the amount and timing of the investment. Since the timing of the draw down is entirely at the discretion of Genesis Energy Investment Plc., the shareholders may benefit from a possible future increase in share value, allowing the company to issue less shares. The minimum conversion price is 11.43 EURO per share.

Genesis Energy Investment Plc. intents to use these funds to construct its first production facility in Spain.The company will call for an extraordinary general assembly soon to vote for the issuance of the convertible bonds and the conditional increase of capital.

About GEM Group

GEM Group was founded in 1993 and is a US-based private equity group with offices in New York, London and Beijing. GEM Group has completed over 205 transactions in 29 different countries. As a private US$ 2.7 Billion investment group, GEM Group specializes in controlled, minority and public market investing. The scope of GEM Group's activities is both US domestic and international and spans a diverse array of industries, including gas and oil. Each capital lending investment is typically made in exchange for common or preferred equity. GEM Group often provides all funding or serves as a lead investor.

For more information, please visit www.gemny.com

Genesis Energy is active in setting up initially three solar panel production facilities and is listed on the stock exchange market of the Budapest Stock Exchange and quoted on several exchanges in Germany.

For more information, please visit www.genesisenergy.eu

Complying with its extraordinary information providing obligation, Novotrade PLC. hereby informs its shareholders that the Company has purchased 100% of the company Genesis Solar (Espana) S.L., incorporated in Spain. Genesis Solar (Espana) has taken the necessary measures for applying for the Andalusian regional development funds in order to establish a photovoltaic solar cell producing plant similar to that in the Hungarian plans of the Company. The total value of the acquisition of interest has not exceeded HUF 100 million.

GENESIS

Special Announcement

The board of Genesis Energy Investment Ltd. informs that Mr. **Laszlo Vitvera** joined to the company as an employee of the **Genesis Solar (Hungary) Manufacturing Ltd.** as the **CEO** of the future Tatabánya plant from today.

Mr. Laszlo Vitvera was graduated on the **Budapest Technical University** as an **electrical engineer** finished his postgraduate studies at the same institute and he gained his **Ph. D.** degree there. He attended courses at the **International Business School**, the **Budapest University of Economics** and the **Harvard Business School** in order to improve his business and management skills.

He has been working in factories, close to the field of manufacturing since 1983.
He was R&D engineer at **Orion**, later Head of the R&D Department. Afterwards in different positions at **Samsung Electronics** (technical director), **United Technologies Automotive** (Quality Manager), **SUOFTEC** (Quality Manager), **Magnetek** (Operations Manager), **Denso** (Manufacturing Manager) and **Jabil Circuit** (Operations Manager/Managing Director), at some of them from the beginning of greenfield investment.

He started the Hungarian EMS factory of the Florida based **Jabil Circuit Inc.**, as the first employee in 2000. The company has grown to be a 3000 employee, more than 200 billion HUF revenue plant with his leadership by 2006.

Budapest, November 6, 2007

Szent István krt. 18. Budapest, Hungary, H-1137
Phone:+36-1-452-1700
Fax: +36-1-452-1701

Genesis Energy Investment PLC. Board of Directors informs its shareholders as follows

The management of Genesis Energy Investment PLC., via its Spanish subsidiary, Genesis Solar Espana S.L. has executed its option on the purchase of the industrial construction area in the Industrial Park of Bahiacadíz in accordance with the previously signed option contract. Today Genesis Energy Investment PLC. transferred the purchase price to Genesis Solar Espana S.L. as an increase of capital share, so the company can pay it to the Government of Andalucía, as the seller. The Spanish subsidiary of Genesis Energy Investment PLC. will build its cutting-edge solar cell manufacturing department that will apply thin film technology on this industrial area of 23,000 square meter. From 2009, this plant will be able to supply an annual performance of 98 MWp to the continuously increasing market of photovoltaic cells. The Government of Andalucía has provided attractive, non-refundable subsidy to this investment, and has been cooperating with the Company in recruiting well-trained professionals and has been contributing also to their trainings. The next step is to make agreements for the tasks of planning the plant hall.

GENESIS Energy Investment Nyrt.
Szent István krt. 18.
Budapest
1137

Resolutions of the General Assembly held on 21 January 2008

General Assembly resolution no. 1/2008

The General Assembly authorizes the Board of Directors to issue convertible bonds and to conditionally increase the capital of the Company on the conditions below:

- Means of the conditional capital increase: issue of dematerialized convertible bonds for GEM NY Inc. through private placement
- Maximum amount of the conditional capital increase: HUF 1,750,000,000, maximum number of new shares to be issued: 3,500,000 dematerialized ordinary shares each with a nominal value of HUF 500.
- The convertible bonds are to be issued in 1 series, in the quantity of 3,500,000 per series, issue price is EUR 1.
- The authorization of the Board of Directors is valid for a period of three years from the date of passing the resolution by the General Assembly.

General Assembly resolution no. 2/2008

The General Assembly deletes from the Company's articles of association clause 6.13.b.) on the earlier conditional capital increase.

General Assembly resolution no. 3/2008

The General Assembly authorizes the Board of Directors to make the necessary amendment to the articles of association in case of the realisation of the conditional capital increase described in General Assembly resolution no. 1/2008 and to write the Company's new restated articles of association.

GENERAL MEETING MINUTES

Taken at the *General Meeting* of Genesis Energy Investment Public Limited Company (seat: 1137 Budapest, Szent István krt. 14.) held at 10 a.m. on 24 September, 2007 in the banqueting hall of NH Hotel (1137 Budapest, Vígszínház u. 3)

Participants:	shareholders as listed in the enclosed attendance sheet	
	Gabriella Zádorné Prazsák	
	dr. Gábor Rényi	members of the Board of Directors
	Oszkár Hegedűs	Chairman of the Audit Committee
	dr Julianna Mencz	Auditor

Dr. Gábor Rényi: As the Chairman of the Board of Directors opens the General Meeting, greets all participants, then based on his proposal the General Meeting appoints dr. Gábor Rényi to the Chairman of this General Meeting with one consent.

Dr. Gábor Rényi: Informs the General Meeting that the representative of the major shareholder of the Company, Harald Jensen has not arrived at the General Meeting, he will be here approximately in 20 minutes, in order to take this time he proposes, in lack of any remarks or motion, that the new members proposed to be appointed to the Board of Directors shall make their presentations they intended in the second half of the General Meeting right now, helping shareholders in gaining a deeper understanding of the technology to be applied and the plans of the Company.

Shareholders present accept dr. Gábor Rényi's proposal with one consent.

Dr. Gábor Rényi: Introduces the new members of the Board of Directors to be appointed to the General Meeting; Dieter Hentschel will hold the position of the Chief Implementation Officer, while dr. Eckardt Michael Bihler that of the Chief Operation Officer. Dr. Gábor Rényi asks the candidates to briefly present their professional career and their conceptions related to the Company.

Dieter Hentschel: Informs the General Meeting about his past professional career, considers his co-operation in the project as an honour and a professional challenge, hopes he will be able to collaborate with the other members of the management in all respects to meet the Company's objectives as soon as possible.

dr. Eckardt Michael Bihler: Informs the General Meeting about his past professional career, thinks his professional experience enables him to successfully work as the Chief Operation Officer of the project.

Dr. Gábor Rényi: Informs the shareholders present that the significant shareholder of the Company has arrived, establishes that according to the attendance sheet, shareholders representing 3,901,527 pieces of shareholders out of the shareholders representing altogether 6,795,343 pieces of shares are present either personally or by nominee, this is 57.41% of the shareholders. Establishes that the General Meeting has a quorum.

Next the Chairman proposes that the following positions of the General Meeting shall be held by the following persons:

Keeper of the Minutes	Angela Füredi
Authenticator of the Minutes	Barna Kovács shareholder
Counter of the votes	Zoltán Kotász shareholder

The General Meeting adopts this resolution with 3,901,527 affirmative votes, with a single consent.

The Chairman establishes that the General Meeting has been convened in compliance with the relevant provisions of law and the provisions of the Articles of Association, the announcement on the convening was published on the Company's website on 16 August, 2007 and the General Meeting will discuss the announced items of the agenda.

Dr. Gábor Rényi: In frame of agenda item No. 1, I propose that the Board of Directors shall be expanded with two new members, my suggestion is that the General Meeting shall appoint Dieter Hentschelt and dr. Eckardt Michael Bihler to the two new members of the Board of Directors with a term identical to that of the other members. The reason for expansion is that the Company plans the production of thin film solar cells. Selecting, purchasing and adapting production technology, establishing and installing the production plants and the ongoing development and streamlining of the production technology require the participation of appropriate professionals both in decision maker and management levels. This is the reason why the Board of Directors proposes the appointment of the two new members, who possess vast international experience in this area.

Next the General Meeting adopts with 3,901,527 affirmative votes, with a single consent the following resolution:

General Meeting Resolution No. 8/2007

The General Meeting appoints Dieter Hentschel (mother's name: Gisela Hofman, address: Kapellenberg str. 68., D-71120 Grafenau, Germany) to member of the Board of Directors for the period until 27 November, 2011.

Next the General Meeting adopts with 3,901,527 affirmative votes, with a single consent the following resolution:

General Meeting Resolution No. 9/2007

The General Meeting appoints dr. Eckardt Michael Bihler (mother's name: Gerta Garbert, address: Chopin str. 27., 70195 Stuttgart, Germany) to member of the Board of Directors the period until 27 November, 2011.

Dr. Gábor Rényi: In frame of agenda item No. 2, I propose that the General Meeting shall authorize the Board of Directors to increase the share capital at most with HUF 2,500,000,000 within a year, in at most five parts and I propose that the issue price shall be set at the average of closing prices of the share on the Budapest Stock Exchange on the 6 days preceding the Board of Directors' decision on capital increase, but at most HUF 5000 per share. The financial – economic reason for capital increase is the fact that the implementation of the company's projects requires considerable capital investments. The Company has been conducting continuous negotiations with institutional and private investors to ensure the seed money required for applying the loan and drawing down state subsidies. This is the reason why the Board of Directors asks an authorization for capital increase from the shareholders to be able to make a fast and flexible decision on capital involvement and satisfaction of investment demands on the conditions and within the framework set by the shareholders.

Next the General Meeting adopts with 3,901,527 affirmative votes, with a single consent the following resolution:

General Meeting Resolution No. 10/2007

The General Meeting authorizes the Board of Directors to increase share capital on the following conditions:

- Means of capital increase: private placement of new shares against a provision of cash contribution. The amount of cash contribution: at least the average of closing prices of the share on the Budapest Stock Exchange on the 6 days preceding the Board of Directors' decision on capital increase, but at most HUF 5000 per share.

- Range of persons entitled to subscribe: shareholders of the Company and other persons named by the Board of Directors' resolution whom the Board of Directors entitles to the undertaking for reception of the shares with consideration to their letter of intent for purchasing they made.

- The maximum amount of the share capital is HUF 2,500,000,000, the maximum amount of shares to be issued is 5,000,000 pieces of dematerialized ordinary shares, each with a par value of HUF 500.

- The authorization for the Board of Directors shall be valid for a period of one year starting from the date the General Meeting Resolution is passed. However, the Board of Directors is entitled to conduct the share capital increase in at most 5 parts, complying with the above requirements.

Dr. Gábor Rényi: In frame of agenda item No. 3, I propose that the General Meeting shall authorize the Board of Directors to purchase, on the stock exchange, ordinary shares with a par value of HUF 500 as treasury shares in the period of 18 months starting from today's General Meeting at most to the extent of 10% of the share capital of the Company. The

purchase price shall not be less than HUF 500 per share and shall not exceed HUF 5,000 per share.

Next the General Meeting adopts with 3,901,527 affirmative votes, with a single consent the following resolution:

General Meeting Resolution No. 11/2007

The General Meeting authorizes the Board of Directors to purchase, on the stock exchange, ordinary shares with a par value of HUF 500 as treasury shares in the period of 18 months starting from today's General Meeting, complying with all provisions of the Act No IV. of 2006 on Business Associations and at most to the extent of 10% of the share capital of the Company. The purchase price shall not be less than HUF 500 per share and shall not exceed HUF 5,000 per share.

Dr. Gábor Rényi: Next briefly informs the General Meeting about the technical – economic aspects of the business plan of the company.

Next dr. Gábor Rényi declares the General Meeting adjourned and thanks the shareholders for their participation.

-----------------------------   -----------------------------

Chairman of the GM   Minutes Keeper

Minutes countersigned by:

Resolution No. 48/2007 of the Chief Executive Officer of the Budapest Stock Exchange Ltd.

The Chief Executive Officer of the Budapest Stock Exchange Ltd. ("Stock Exchange") modifies the Product List with respect to the issuer **Genesis Energy Investment Public Limited Company** (1137 Budapest, Szent István krt. 18) ("Issuer") as follows:

	Old data	**New data**
Name of security	Novotrade share	Genesis share
Name of issuer	Novotrade Investment PLC	Genesis Eneragy Investment Public Limited Company
Ticker symbol	NOVOTRAD	GENESIS

This resolution comes into effect on 26 February, 2007.

Explanation

In its application received on 21 February, 2007, the Issuer notified the Stock Exchange that the Court of Registration registered the change in the corporate name of the Issuer on 7 February, 2007, and applied for the modification in the records of the Stock Exchange and the change of the ticker symbol used in trading.

According to the Section 5.2.12 of the "Budapest Stock Exchange Limited Regulations for Listing, Continued Trading and Disclosure", the Chief Executive Officer shall decide on the determination and modification of the Product List with a resolution.

With respect to the above, the Chief Executive Officer passed the resolution described in the operative clause.

Budapest, 23 February, 2007

Árpád Pál
Chief Executive Officer

In accordance with Section 20.1 of the Budapest Stock Exchange Limited Regulations for Listing, Continued Trading and Disclosure, Novotrade PLC. announces the following other information.

Novotrade Investment PLC. has been notified that Genesis Capital Management Ltd., owner and custodian of Genesis Investment Fund, today submits an application for an obligatory public purchase offer to the Hungarian Financial to ensure that the average price of the last 180 days can be determined.

Based on the information from Genesis Capital Management, Novotrade PLC. will fundamentally change its scope of activities and will focus primarily on the utilization of renewable energy resources. As the first step of this process, the Company wishes to found a subsidiary for the production of amorphous silicon based thin film solar cells. The planned capacity of the solar cell plant to be constructed is 80MwP. Novotrade PLC. has initiated negotiations with the Hungarian government on requesting the possible direct state subsidies and tax allowances. Documents required for the official application are currently being prepared.

According to the business conception, the to-be subsidiary of Novotrade PLC. plans to manufacture large size collar cells with applying the cutting-edge semi-conductor technology widely used in the LCD industry. The expected high profitability available with the utilization of the planned high technological level, local Hungarian benefits (low costs of employment, highly trained labour force, attractive taxation system etc.) and the advanced cost efficiency might put the Company in a leading position among other thin film solar cell manufacturers on the global market. Size of the investment is some 100 million euro, which will establish 200 new workplaces first of all for the highly trained labour force. The planned sales, mostly from export, will reach 200 million euro annually.

For the next years, professionals expect a growth of 30% on the market of solar cells, and within this they forecast an even stronger increase on the market segment of solar cells produced with thin film technology. The key benefits of thin film technology are the independence from high purity silicon used for the production of semi-conductor based thick film solar cells (price of this strategic raw material has increased considerably over the past years and even lack of capacity in production has occurred) and cost efficient production methods. In contrast to traditional solar cell production, the production of thin film solar cells requires, in addition to high technology, carrier glass of proper quality and silane gas as main core materials. On global markets, there is no lack of any of these core materials.

With the planned production capacity of 80 MWp/year, the Company will expectedly achieve a global market share of 14%. Negotiations have been started with the potential suppliers of the equipment required for production. At the same time, also the first negotiations have been launched with potential distributors.

As Genesis stated already before, another capital increase will be needed in the autumn of 2006 to ensure ongoing financing. For this reason, the Company will soon initiate the convening of a new General Meeting, on which the Company plans to found the subsidiary, change the name of the Company and re-electing the Board of Directors and provide detailed information on the strategy.

Novotrade (Genesis Energy) Investment PLC. hereby informs its shareholders on the shareholder structure after the listing of shares resulting from the capital increase by means of private placement.

Description of owner	Total share capital					
	As of 1 January, 2006 (beginning of period)			As of 31 December, 2006 (end of period)		
	%1	%2	Qty	%1	%2	Qty
Domestic institution/ company	5.22	5.25	104.276	1.54	1.54	104.794
Foreign institution/ company	92.9	92.44	1.837.528	97.35	97.46	6.615.357
Domestic individual	0.01	0.01	150	0.22	0.22	14.643
Foreign individual	0.00	0.00	0.00	0.1	0.1	7.000
Employees, senior officers	2.30	2.30	45.830	0.68	0.68	45.990
Treasury shares	0.38	0.00	7.559	0.11	0	7.559
Government held owner	0.00	0.00	0			0
International Development Institutions	0.00	0.00	0			0
Other	0.00	0.00	0			0
TOTAL	100.00	100.00	1.995.343	100.00	100.00	6.795.343

1, Ownership ratio
2, Voting rights ration

List and description of shareholders with more than 5% ownership (at the end of the period) with regard to the total share capital

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
Genesis Capital Management Ltd.	Foreign	Corporation	4-783.292	70.39	70.47	Financial investor
Deutsche Balaton AG	Foreign	Corporation	630.000	9.27	9.28	Financial investor
Acquisition Pro Limited	Foreign	Corporation	601.414	8.85	8.86	Financial investor

GENESIS ENERGY PLC.

Shareholders' structure, ownership and voting ratio

Name of owners	Total equity					
	At the beginning of current year (1 January)			At the end of period		
	Ownership ratio %	Voting ratio %	Units	Ownership ratio %	Voting ratio %	Units
Domestic institutions/companies	1.54	1.54	104,276	1.94	1.94	131,660
Foreign institutions/ companies	97.35	97.46	6,615,357	88.04	88.04	5,982,780
Domestic private individuals	0.22	0.22	14643	9.19	9.19	624,697
Foreign private individuals	0.10	0.10	7,000	0.02	0.02	1,216
Employees, senior executives	0.68	0.68	45,990	0.81	0.81	54,990
Treasury shares	0.11	0.00	7,559	0.00	0.00	0
Owners forming part of public finances	0.00	0.00	0	0.00	0.00	0
Government held owners	0.00	0.00	0	0.00	0.00	0
Others	0.00	0.00	0	0.00	0.00	0
Total	100.00	100.00	6,795,343	100.00	100.00	6,795,343

The listed series is identical with the total equity.

List and presentation of shareholders with than 5% of the shares (at the end of the period) in relation to the listed series.

Name	Nationality	Operation	Amount (units)	Ownership share (%)	Voting ratio (%)	Note
Genesis Investment Fund Ltd.	Foreign	Corporation	4,546,562	66.91	66.91	Financial investor
Acquisition Pro Ltd.	Foreign	Corporation	719,038	10.58	10.58	Financial investor
Clearstream Banking S.A.	Foreign	Corporation	500,336	7.36	7.36	Financial investor

The listed series is identical with the total equity.

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Shareholder Structure

According to the shareholder identification, the shareholder structure of Genesis Energy Investment PLC. with respect to shareholders with more than 5% stake is as follows:

Shareholders with more than 5%	**Units**	**Percentage**	
Genesis Investment Fund Ltd	3 675 875	45.93%	
Clearstream Banking S.A.	1 148 539	14.35%	Custodian
STP Technologies Pte Ltd.	900 000	11.25%	
CIB Bank Zrt.	536 483	6.70%	Custodian
Acquisition Pro Ltd.	479 868	6.00%	
Erste Befektetési Zrt.	436 109	5.45%	Custodian
MKB Bank Zrt.	426 903	5.33%	Custodian
Total	7 603 777	95.01%	

Free float including also custodians is 36.82%. The total quantity of shares is 8 003 160 units.

Budapest, 1 February, 2008

For immediate release:

Genesis Energy issues 1.2 million new shares

Budapest, Hungary – February 18, 2008 - Genesis Energy Investment Plc. (BSE: Genesis; German OTC: NVT1), a specialist in thin-film solar panel production, announced today that the Budapest Stock Exchange (BSE) granted approval to the listing of the newly issued 1,2m ordinary shares of Genesis Energy Investment Plc.

The face value of the shares is HUF500 / €1.89 each and the total sum of the issuance is approximately HUF604m / approx. €2.3m.

The shares will be introduced into the equities trade section of the Budapest Stock Exchange on February 18, 2008 under the ISIN code: HU0000071865.

The product list has been modified accordingly from previously 6.8m listed shares to now 8m listed shares.

# # #

Further information:
No. 50/2008 resolution of the CEO of the Budapest Stock Exchange:
http://www.bse.hu/topmenu/issuers/issuersnews/100031396.html

About Genesis Energy Investment Plc
Genesis Energy is active in setting up initially three solar panel production facilities and is listed on the stock exchange market of the Budapest Stock Exchange and quoted on several exchanges in Germany. For more information, please visit www.genesisenergy.eu

Key Data of Novotrade Investment PLC. Financial Statements for 2007

In accordance with the Article (3) of Section 228 of Companies Act, the Novotrade Investment PLC. Board of Directors hereby publishes the key data of the financial statements for 2005 and the report to be submitted to the General Meeting as follows:

NOVOTRADE PLC.
BALANCE SHEET
31 December, 2005

in HUF '000

ASSETS		LIABILITIES	
Fixed assets	311 974	Shareholders' equity	950 834
Intangible assets	11 500	Subscribed capital	997 672
Tangible assets	29 081	Capital reserve	525 642
Invested financial assets	271 393	Accumulated profit reserve	-540 000
Current assets	1 066 327	Profit for the year	-32 480
Inventories		Provisions	
Receivables	809 075	Liabilities	386 232
Securities	179 427	Long term liabilities	860
Cash	77 825	Short term liabilities	385 372
Accrued assets	4 998	Accrued liabilities	46 233
TOTAL ASSETS	1 383 299	TOTAL LIABILITIES	1 383 299

NOVOTRADE GROUP
CONSOLIDATED BALANCE SHEET
31 December, 2005

ASSETS		LIABILITIES	
Fixed assets	675 483	Shareholders' equity	1 872 406
Land, building and equipment	267 439	Subscribed capital	997 672
Intangible assets	44 417	Capital reserve	525 642
Investments acc. using equity m.	112 325	Accumulated profit reserve	300 176
Other invested financial assets	251 302	Minority interests	48 916
Current assets	1 564 943	Long term liabilities	138 795
Inventories	76 967	Long term loans	138 795
Receivables and accrued liabilities	1 251 588	Short term liabilities	229 225
		Short term loans	9 672
Securities	57 118	Other short term liabilities and accrued liabilities	219 553
Cash	179 270		
TOTAL ASSETS	2 240 426	TOTAL LIABILITIES	2 240 426

The above figures are audited balance sheet data
The Supervisor Board has reviewed the Balance Sheet and Income Statement of the Company, and proposes its approval for the General Meeting.
The published balance sheet data and the proposals made for the General Meeting to be held on 27 June, 2006 are available for inspection at the seat of the Company (Budapest, XIII. Szent István krt. 18.) as well as in the Information Center of Budapest Stock Exchange and the Company.

Budapest, 23 May, 2006

GENESIS

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Proposals for the General Meeting of Genesis Energy Investment PLC. to be Held on 25 April, 2008

On 20 March, 2008 the Board of Directors of the Public Limited Company convened the General Meeting of the Company at 10 a.m. on 25 April, 2008 at the seat of the Company (1137 Budapest, Szent István krt. 18., 1st floor) as required by the Articles of Association, announcing the invitation on the corporate website.

With respect to the agenda items, the Board of Directors makes the following, abbreviated proposals.

1. Report of the Board of Directors on the business activities in 2007

In 2007, the Company continued to prepare the solar cell producing activity started in 2006 in Spain, Hungary and Singapore. Projects are in the stage of preparation and planning, more detailed information will be given at the oral presentation of this agenda item.

2. Report of the Audit Committee

The Report of the Audit Committee has not yet been proposed, upon receiving it the Company will take the necessary measures to publish it on the corporate website.

3. Independent Auditor's Report

The Independent Auditor's Report has not yet been proposed, upon receiving it the Company will take the necessary measures to publish it on the corporate website.

4. Decision on the Balance Sheet and allocation of profit for 2007

The preliminary balance sheet figures for 2007 were published on the corporate website.

5. Approval of the Corporate Governance Report

The Corporate Governance Report for 2007 was published on the corporate website.

6. Approval of the consolidated Balance Sheet of the Company for 2007

The preliminary balance sheet figures for 2007 were published on the corporate website.

7. Evaluation of the work of the executive management in 2007 and decision on the indemnification for them

The executive management performed their works in accordance with the pre-defined guidelines and agreed work schedule; the managing body and the labour organisation of the Company expanded with consultants have the expertise and experience required to meet corporate objectives. The proposal suggests that the indemnification shall be given to the executive management.

8. Election of the Auditor

The Board of Directors proposes that AUDISOFT Kft. (seat: 1025 Budapest, Szeréna út 51., corporate registration number: 01-09-071784, represented by dr. Julianna Mencz (mother's name.: Julianna Morvai, address: 1025 Budapest, Szeréna út 51.) shall be appointed as the auditor of the Company for 3 years starting on 17 April, 2008.

9. Amendments to the Articles of Association

In consideration of the change in TEÁOR (NACE) on 1 January, 2008, the Board of Directors proposes that the Company's scope of activities shall be defined as follows:

4110	Development of building projects
5210	Warehousing and storage
5821	Publishing of computer games
5829	Other software publishing
5920	Sound recording and music publishing activities
6201	Computer programming activities
6202	Computer consultancy activities
6203	Computer facilities management activities
6209	Other information technology and computer service activities
6311	Data processing, hosting and related activities
6399	Other information service activities n.e.c.
6420	Activities of holding companies (Main activity)
6820	Renting and operating of own or leased real estate
6832	Management of real estate
7010	Activities of head offices
7021	Public relations and communication activities
7022	Business and other management consultancy activities
7733	Renting and leasing of office machinery and equipment (including computers)
7740	Leasing of intellectual property and similar products
7490	Other professional, scientific and technical activities n.e.c.
8110	Combined facilities support activities
8230	Organisation of conventions and trade shows
8299	Other business support service activities n.e.c.
8560	Educational support activities

The proposal includes the change of the previous Articles of Association and its consolidation with the above amendment.

Budapest, 11 April, 2008

Genesis Energy PLC. Board of Directors

GENESIS

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Key Data of Genesis Energy PLC. Financial Statements for 2007

In accordance with the Article (3) of Section 228 of Companies Act, the Genesis Energy PLC. Board of Directors hereby publishes the key data of the financial statements prepared in accordance with the Act on Accounting and the consolidated financial statements prepared in accordance with the International Financial Reporting Standards for the year 2007 as follows:

GENESIS ENERGY PLC.
BALANCE SHEETS
31 December, 2007

in HUF '000

ASSETS		LIABILITIES	
Fixed assets	2 915 145	Shareholders' equity	5 940 447
Intangible assets	1 108 350	Subscribed capital	4 001 580
Tangible assets	3 948	Capital reserve	2 153 456
Invested financial assets	1 802 847	Accumulated profit reserve	0
Current assets	3 221 844	Profit for the year	-214 589
Inventories	36 216	Provisions	
Receivables	2 598 670	Liabilities	113 073
Securities	500 889	Long term liabilities	
Cash	86 069	Short term liabilities	113 073
Accrued assets	918	Accrued liabilities	84 387
TOTAL ASSETS	6 137 907	TOTAL LIABILITIES	6 137 907

GENESIS ENERGY GROUP
CONSOLIDATED BALANCE SHEETS
31 December 2007

ASSETS		LIABILITIES	
Fixed assets	1 684 724	Shareholders' equity	5 545 338
Land, building and equipment	539 196	Subscribed capital	4 001 580
Intangible assets	1 108 616	Capital reserve	2 153 456
Goodwill	36 912	Accumulated profit reserve	-962 701
Current assets	4 007 848	Minority interests	353 003
Inventories	0		
Receivables and accrued liabilities	3 378 490	Long term loans	
Securities	500 889	Short term liabilities	147 234
Cash	128 469	Short term loans	
		Suppliers	71 507
TOTAL ASSETS	5 692 572	Other short term liabilities	55 911
		Accrued liabilities	19 816
		TOTAL LIABILITIES	5 692 572

The above figures are not audited balance sheet data, accordingly the Board of Directors may modify the published data in its final proposal at latest by the date of the General Meeting.
The published balance sheet data and the proposals made for the General Meeting to be held on 25 April ,2008 are available for inspection on the seat of the Company (Budapest, XIII. Szent István krt. 18.), as well as on the website of the Budapest Stock Exchange and the Company.

Budapest, 11 April, 2008

Proposals for the General Meeting of Genesis Energy Investment PLC. to be Held on 27 April, 2007

On 27 March, 2007 the Board of Directors of the Public Limited Company convened the General Meeting of the Company at 10 a.m. on 27 April, 2007 at the seat of the Company (1137 Budapest, Szent István krt. 18., 1st floor) as required by the Articles of Association, announcing the invitation on the corporate website.

With respect to the agenda items, the Board of Directors makes the following, abbreviated proposals.

1. Report of the Board of Directors on the business activities in 2007

Acquisition of interest by Genesis Capital Management Ltd. in the summer of 2006, with which the company acquired an interest of 70.57% ensuring majority control, has resulted in fundamental changes in the operation of the Company. With the appearance of the new majority shareholder, also the core business activity of the Company has changed and the former activities in business and real estate investment were terminated. The major business strategic conception is to establish solar cell producing plants. Projects are currently in the stage of preparation and planning, more detailed information will be provided during the oral presentation of this agenda item.

2. Report of the Audit Committee

The Report of the Audit Committee has not yet been proposed, upon receiving it the Company will take the necessary measures to publish it on the corporate website.

3. Independent Auditor's Report

The Independent Auditor's Report has not yet been proposed, upon receiving it the Company will take the necessary measures to publish it on the corporate website.

4. Decision on the Balance Sheet and allocation of profit for 2006

The preliminary balance sheet figures for 2006 were published on the corporate website.

5. Approval of the Corporate Governance Report

The Corporate Governance Report for 2006 will be soon published on the corporate website.

6. Approval of the consolidated Balance Sheet of the Company for 2006

The preliminary balance sheet figures for 2006 were published on the corporate website.

7. Evaluation of the work of the executive management in 2006 and decision on the indemnification for them

Work of the executive management has been considerably influenced by the acquisition of influence by Genesis Capital Management Ltd. realized at the summer of 2006, which resulted also in the transformation of the managing bodies. According to the preliminary opinion of the majority shareholder, the executive managers conducted the profile cleaning and organisational transformation of the Company in a timely manner and as expected; the management and labour organisation of the Company, together with the extended range of consultants, possess the

expertise and experience needed to achieve the new objectives of the Company. The proposal suggests that the indemnification shall be given to the executive management.

8. Amendments to the Articles of Association

In consideration of Section 6.2.4 of the Budapest Stock Exchange Limited Regulations for Listing, Continued Trading and Disclosure, Section 6.18 of the Articles of Association of the Company shall be amended with the following sentence, accordingly text of the Section shall be modified:

"The shareholder identification shall be carried out as a prerequisite to paying dividend and in accordance with KELER regulations, and it shall be at earliest the 5th working days after the General Meeting."

After amendment, the consolidated text of Section 6.18 shall read as follows:

"6.18. The Company pays no dividend on treasury shares, doesn't take the dividend on treasury shares into consideration when calculating the interests of shareholders entitled to receive dividend, and dividend on treasure shares will be accounted for accumulated equity. The starting date for the payment of dividend shall be defined in such way as to ensure a period of at least 10 working days between the first publication date of such announcement and the initial date of dividend distribution. This announcement, which shall be based on the resolutions of the General Meeting or Board of Directors, shall include also the amount of dividend. The shareholder identification shall be carried out as a prerequisite to paying dividend and in accordance with KELER regulations, and it shall be at earliest the 5th working days after the General Meeting."

The proposal includes the change of the previous Articles of Association and its consolidation with the above amendment.

Budapest, 11 April, 2007

Genesis Energy PLC. Board of Directors

Resolution Proposals for the Genesis Energy Investment PLC. General Meeting to be Held on 24 September, 2007

General Meeting Resolution No. 8/2007

The General Meeting appoints Dieter Hentschel and dr. Eckardt Bihler to member of the Board of Directors for period to 27 November, 2011.

Explanation: Genesis Energy plans the production of thin film solar cells. Selecting, purchasing and adapting production technology, establishing and installing the production plants and the ongoing development and streamlining of the production technology require the participation of appropriate professionals both in decision maker and management levels. This is the reason why the Board of Directors proposes the appointment of the two new members, who possess vast international experience in this area.

General Meeting Resolution No. 9/2007

The General Meeting authorizes the Board of Directors to increase share capital on the following conditions:

- Means of capital increase: private placement of new shares against a provision of cash contribution. The amount of cash contribution: at least the average of closing prices of the share on the Budapest Stock Exchange on the 6 days preceding the Board of Directors' decision on capital increase, at most HUF 5000 per share.

- Range of persons entitled to subscribe: shareholders of the Company and other persons named by the Board of Directors' resolution whom the Board of Directors entitles to the undertaking for reception of the shares with consideration to their letter of intent for purchasing they made.

- The maximum amount of the share capital is HUF 2,500,000,000, the maximum amount of shares to be issued is 5,000,000 pieces of dematerialized ordinary shares, each with a par value of HUF 500.

- The authorization for the Board of Directors shall be valid for a period of one year starting from the date the general meeting resolution is passed. However, the Board of Directors is entitled to conduct the share capital increase in at most 5 parts, complying with the above requirements.

Explanation: Implementation of Genesis Energy's projects requires considerable capital investments. The Company has been conducting continuous negotiations with institutional and private investors to ensure the seed money required for applying the loan and drawing down state subsidies. This is the reason why the Board of Directors asks an authorization for capital increase from the shareholders to be able to make a fast and flexible decision on capital involvement and satisfaction of investment demands on the conditions and within the framework set by the shareholders.

General Meeting Resolution No. 10/2007

The General Meeting authorizes the Board of Directors to purchase, on the stock exchange, ordinary shares with a par value of HUF 500 as treasury shares in the period of 18 months starting from today's General Meeting, complying with all provisions of the Act No IV. of 2006 on Business Associations and at most to the extent of 10% of the share capital of the Company.

Explanation: Considering the occasional hectic price movements on capital markets, the Boards of Directors asks an authorization from the shareholders to buy, on reasonable occasions, treasury shares and temporarily keep them in the portfolio with the purpose of price maintenance, with every time keeping all related legal provisions.

Resolution Proposals for the Genesis Energy Investment PLC. General Meeting to be Held on 21 January, 2008

General Meeting Resolution No. 1/2008

The General Meeting authorizes the Board of Directors to conduct a private placement of convertible bonds and to conditionally increase the share capital of the Company on the following conditions:

- Method of conditional increase of share capital: private placement of dematerialized, convertible bonds to GEM NY Inc.
- Maximum amount of conditional increase of share capital: HUF 1.750.000.000, maximum amount of new shares to be issued: 3.500.000 pieces, dematerialized ordinary shares, each with a par value of HUF 500.
- Convertible bonds will be issued in 1 series, in an amount of 3.500.000 pieces per series, at a price of 1 euro.
- The authorization for the Board of Directors shall be valid for a period of three years starting from the date the general meeting resolutions are passed.

General Meeting Resolution No. 2/2008

The General Meeting cancels Section 6.13.b of the Company's Articles of Association referring to conditional increase of share capital.

General Meeting Resolution No. 3/2008

The General Meeting authorizes the Board of Directors to perform the required amendment to the Articles of Association and compile the new, consolidated version of the Articles of Association in the event the conditional increase of share capital described in the General Meeting resolution No. 1/2008 is implemented.

WRITTEN RESOLUTIONS OF THE BOARD OF DIRECTORS

According to the paragraph VII/7.8. of the Articles of Association the Board of Directors of **Genesis Energy Investment Company Ltd.** (registered office: 1137 Budapest, Szent I. krt. 18., registration number: 01-10-041020) delivered the written resolutions on 12 of July, 2007 below.

The General Assembly of Genesis Energy Investment Company Ltd. authorized the Board of Directors - resolution No. 9/2006. 28th of November 2006 - to increase the registered capital of the company with the issuance of 1,204,657 pieces of new shares with HUF 500 face value each for the subscription price of 2.800 HUF/pieces in the form of private placement.

The Board of Directors, according to the formal requirements of the Articles of Association, amends its resolution No.4/2007. (V.29.) related to the subscription period, and specifies it related to the identification of the subscriptions. The mentioned resolution of increasing the registered capital of the Company by HUF 602.328.500 through private placement was delivered on the 29th of Mai 2007 and was published in the Company Gazette on the 21st of June, 2007, and now amended as follows:

No. 5/2007. (VII.12.) resolution of the Board of Directors

The Board of Directors holds up - based on the resolution 9/2006. of the General Assembly of Genesis Energy Investment Company Ltd. - has made a decision about the increase of the registered capital of the company by HUF 602.328.500 with the issuance of new shares in the form of private placement. The issue price is 2800 HUF/share. The total number of the new, dematerialized, ordinary shares is 1.204.657 pieces. The face value is 500 HUF of each and all provide the same rights for the shareholders as the previously issued one. The only shareholders have the right to subscribe for the shares are those who are registered as a shareholder in the registry of the shareholders of the Company as of June 13rd, 2007. Those shares which are not subscribed during the subscription period are to be subscribed by Genesis Investment Funds Limited (Trust House, 112. Bonadie Street, Kingstown, St. Vincent and the Grenadines) who provided a subscription guarantee for a maximum of 1,204,657 pieces of new shares.

Subscription or oversubscription will be accepted by the Company up to 3.200.000 pieces of shares. The shareholders, whose ownership is identified and certified according to the resolution, can subscribe any quantity up to the limit of 3,200,000 pieces of shares. The company accepts the subscription in time sequence of crediting the proceeds on any bank account indicated in the resolution. With regard to the shares to be subscribed above 1.204.657 pieces, the subscriptions will be accepted based on the order of crediting the proceeds to any account of the Company marked below.

Modification of the subscription period has no effect on the subscriptions has been made in the earlier subscription period and these subscriptions precede the subscriptions made

subsequently.

The Company closed the Registry of Shares as of 13th of June, 2007, and there will not be effected any new registration during the subscription period. The beneficial ownership and the number of owned shares will be proofed in accordance with the Official Ownership List to be issued by the KELER Zrt, at 13th June, 2007. The shareholders of new shares are entitled to receive dividend after the business year of 2007.

The subscription period - in regard to the publishing lead time of around 3 weeks in the Company Gazette - will be opened for the shareholders from 9 a.m. 3rd August, 2007 until 4 p.m. 10th August, 2007, except for Genesis Investment Funds Limited, to whom it remains opened for an additional 5 days, started from the closing day of the subscription period mentioned before. Any subscription becomes valid only if the proceeds have been credited to any of the above mentioned bank accounts of the Company.

The precedent condition to accept subscriptions above the allocated subscribed number of shares is that the proceeds for the total subscribes shares must be paid in or transferred in such a way that the proceeds should be credited no later than 4 p.m. 10th August, 2007 at the following isolated bank accounts at CIB Bank Zrt., Budapest, Hungary.

1. Payments or transfer effected in HUF	10700024-02079709-51300009
2. Payments or transfer effected in EUR	HU13 1070 0024 0207 9709 5010 0002
3. Payments or transfer effected in SFR	HU68 1070 0024 0207 9709 5040 0003

For the Genesis Investment Fund Limited the proceeds for the shares must be credited no later than 4 p.m. 15th August, 2007 on the following bank account:

Basler Kantonal Bank (Switzerland, Basel) vezetett 16 5.456.207.24 (SWIFT: BKBBCHBB, BIC: BKBBCHBBXXX)

If the payment is initiated outside of Hungary the following SWIFT code of the CIB Bank Zrt. must be used: CIBHHUHB. The payments and transfers performed in other currency than HUF will be accounted for at the middle foreign exchange rate of the CIB Bank Zrt. to be valid on the day of the credit on any above mentioned bank accounts. If due to the turn in exchange rate the credit amount is less than the value of the subscribed shares at issue price, the difference of value must be paid subsequently.

When paying the subscription price, the subscriber is to indicate the security deposit account where the shares would be delivered.

The Board of the Directors of Genesis Energy Nyrt. initiated the prolongation of the subscription period to Genesis Investment Fund Limited based on later detailed reasons. Genesis Investment Fund Limited accepted the proposal of the Board of Directors and made the following offer, which applies to the shares have already been subscribed and will be subscribed within the new subscription period:

Genesis Investment Fund Limited undertakes - considering the guarantee agreement with Genesis Energy Nyrt. - that after the registration of the new shares by the Court of Registration, the Fund provides freely tradable Genesis Energy Nyrt. shares with equivalent number and face value from its own portfolio for each shareholders. Consequently, the shares

will be credited to the shareholders' security deposit account and become immediately tradable on the stock exchange.

After the registration of the new share issuance at the Court of Registration, interim shares will be issued which will be exchanged by Genesis Energy Nyrt. on behalf of Genesis Investment Fund Limited for fully tradable shares provided for this purpose by Genesis Investment Fund Limited with equivalent number and face value.

After the exchange of the interim shares for fully tradable shares referred above, the not yet fully tradable new shares will be credited to the security deposit account of Genesis Investment Fund Limited in equivalent number and face value.

The Board of Directors amended the resolution No. 4/2007. (V.29.) related to the prolongation of the subscription period due to issues raised by the shareholders entitled to subscribe new shares:

1. The above mentioned original resolution was not unequivocal to the shareholders how many shares can be subscribed, although the Paragraph 255. Section (2) Act of IV. 2006. contains a definite stipulation to clarify it. Therefore the Company had to publish the following announcement at 6th June, 2007: "The shareholders whose ownership is identified and certified according to the resolution can subscribe any quantity up to the limit of 3,200,000 pieces of shares. The company accepts the subscription in time sequence of crediting the proceeds on any bank account indicated in the resolution."

2. According to the Paragraph 256. (1) Section of Act IV. 2006. the resolution on the increase of the registered capital must be published in the Company Gazette within 30 days after the decision-making by the Board of Directors. However, the Board of Directors published the resolution within the given deadline, but the Board was negligent of the 3 week lead time necessary for publishing the resolution in the Company Gazette. The subscription period opened for the shareholders from 14th June, 2007, but the resolution was published only on 21st June, 2007 in the Company Gazette. Therefore the subscription period opened for shareholders was significantly shortened.

3. The Spanish lawyer of Genesis Solar Espana S.L. - the subsidiary of Genesis Energy Investment Company Ltd. – informed the Board of Directors that the Spanish central government made a positive decision about a significant amount of subsidy. Due to different administrative reasons the final and written decision will be delivered in the near future. The Board of Directors would like to ensure that the shareholder's decision about the subscription will be made based also on this highly significant information.

4. Based on the events of the last couple of days the Board of the Directors made the conclusion that Genesis Investment Fund Limited gained information surplus – although these information are publicly available - which can have a significant influence on the incidental oversubscription of Genesis Investment Fund Limited. These information were not available for the other shareholders during the subscription period opened for them, therefore the other shareholders were put in a more disadvantageous position.

5. Genesis Investment Fund Limited accepting the proposal of the Board of Directors, retains the subscription guarantee provided for the 1.204.657 pieces of shares.

The information publicly available after 29th of June, 2007 which can influence the subscription are the following:

a) The Budapest Stock Exchange informed the investors in an announcement on 4th of July 2007 that based on the Paragraph 276. Section 2 of the Act CXX. 2001 the shares of Genesis Energy Investment Company Ltd. are considered liquid based on the criteria above.

b) On the 5th of July 2007 Genesis Energy Investment Company Ltd. and Singapore Thinfilm Photovoltaic Technologies Pte. Ltd. entered into a cooperation agreement. This agreement concerns the establishment of a South-Asian manufacturing plant of thin film photovoltaic modules. Based on this agreement is to set forth the principal terms of the acquisition of the majority in STP by Genesis Energy Investment Company.

c) On the 10th of July 2007 Genesis Energy Investment Company Ltd. and Infinite Technologies AG (Germany) entered into a technical services agreement. Based on the agreement the long term technical and engineering background is provided for the construction and future operation of the planned thin film solar panel manufacturing plants.

d) The decision of the Spanish Central Government about providing subsidy to the Genesis Solar Espana S.L (Subsidiary of Genesis Energy Investment Company Ltd.).

No. 6/2007. (VII.12.) resolution of the Board of Directors

The Board of the Directors maintains the resolution No. 2/2007 (V.29.) (which was published on the 21st of June 2007 in the Company Gazette) unchanged.

Transaction of Genesis Energy shares

On 30 May, 2007 Deutsche Balaton AG notified our Company that it sold 329,000 pieces of Genesis Energy shares on 9 May, 2007. Accordingly its interest in the Company reduced below 5%. Currently, the number of shares possessed by Deutsche Balaton AG is 301,000 pieces, which represents a share of 4.44%.

A Singapore Thinfilm Photovoltaics Technologies Pte. Ltd informed us that the company has purchased 900.000 shares of Genesis Energy Plc. from Genesis Investment Funds Ltd.

At the same time Genesis Investment Funds Ltd. announced that as a consequence of the above transaction and other sales to related shareholders, they have 3.675.875 pieces of Genesis Energy Nyrt. shares at present.

Yesterday and today Acquisition Pro Ltd. sold 9,000 pieces of Genesis Energy PLC. shares on the stock exchange.
The above package was purchased by Mr. Robert Stein, a member of Genesis Energy PLC. Board of Directors.

On 25 July, 2007 Genesis Capital Management Ltd., owner and custodian of the Genesis Investment Fund entirely undertook all outstanding debts of Acquisition Pro Ltd. to Genesis Energy Investment PLC. Acquisition Pro Ltd. belongs to the interests of dr. Gábor Rényi, President – General Manager of Genesis Energy PLC. In connection with the transaction, the interest of Acquisition Pro Ltd. in Genesis Energy reduced with 239,170 pieces of shares to 479,868 pieces, and accordingly its ownership participation of 10.58% changed to 7.06%.

Economy/Enterprises 05/06/2007

Genesis Solar Espana Establishes a Solar Cell Plant in Parque Technibahía of Cadiz

The Board of Innovation, Science and Enterprise of the Government of Andalucía will present the project submitted by the company Genesis Solar Espana to the Agency of for Innovation and Development of Andalucía (IDEA). In frame of this project, the company would establish and operate a plant for producing amorphous silicon based, thin film solar cells in the Bay of Cadiz.

The announcement was made by Francisco Vallejo responsible for the industry, a member of the parliamentary board, who also added that the plant would be established in the industrial park Technobahía and the company already had had a purchase option for four parcels of a total area of 22,494 square meters in the above mentioned park.

The planned investment of the Hungarian company for producing solar cells would amount to 148 million euro and at the beginning it would create 108 fixed workplaces, of which 88 relate to the production lines, 14 to sales and 6 to administration.

The project would be implemented in two phases that fall in line with the installation of two production lines. The first line will start operating in 2009 and the second in 2010. The company plans to close the implementation of the investment in this latter business year, and then the plant will operate at full capacity.

50% of the products manufactured here are planned to be sold on the Andalusian market, 20% in Spain and 30% will be exported to international markets.

Source: Terra Actualidad – Europe Press
www.terra.es

SUMMARISING REPORT OF GENESIS ENERGY PLC.

On the information announced by Genesis Energy PLC. between 1 January, 2006 and 14 May, 2007 in accordance with the Act No. CXX of 2001 on Capital Market.

Date	Place of publication	Subject, brief content
01/03/2006 02/03/2006	Website of BSE Magyar Tőkepiac	Sale of the interest in Sunbooks Kft and the receivable with the Kft
27/04/2006 02/05/2006	Website of BSE Magyar Tőkepiac	Extract of the minutes including the General Meeting Resolutions of 27 April, 2006
02/05/2006	Website of BSE	Corporate Governance Declaration
24/05/2006 25/05/2006	Website of BSE Magyar Tőkepiac	Cancellation of the application for the registration of General Meeting Resolutions passed on the GM held on 27 April, 2006, due to the administrative mistake in the convening of the GM. Convening a new GM on 27 June, 2006.
27/06/2006 29/06/2006	Website of BSE Magyar Tőkepiac	Extract of the minutes including the General Meeting Resolutions of 27 June, 2006
24/07/2006 25/07/2006	Website of BSE Magyar Tőkepiac	Successful closure of the issue period in connection with the capital increase of altogether HUF 2.4 billion by means of private placement, approved by the General Meeting held on 27 June, 2006. Cash contribution was paid.
11/08/2006 14/08/2006	Website of BSE	New activity and change in capital structure
11/08/2006 14/08/2006	Website of BSE	Correction of Shareholder structure
05/09/2006 06/09/2006	Website of BSE Magyar Tőkepiac	Capital increase registered by the Court of Registration
05/09/2006 06/09/2006	Website of BSE Magyar Tőkepiac	Genesis Capital Management Ltd. acquiring influence
05/09/2006	Website of BSE	Articles of Association
13/09/2006 14/09/2006	Website of BSE Magyar Tőkepiac	Change in interest in Novotrade PLC.
20/09/2006 21/09/2006	Website of BSE Magyar Tőkepiac	Information of Genesis Capital Management Ltd. on the submittal of the obligatory purchase order
20/09/2006 21/09/2006	Website of BSE Magyar Tőkepiac	Public purchase offer of Genesis Capital Management Ltd. submitted to PSZÁF for approval
21/09/2006 22/09/2006	Website of BSE Magyar Tőkepiac	Novotrade PLC. Managing Body's opinion on the public purchase offer of Genesis Capital Management Ltd.
05/10/2006 06/10/2006	Website of BSE Magyar Tőkepiac	Convening the Extraordinary General Meeting
09/10/2006 10/10/2006	Website of BSE Magyar Tőkepiac	Senex Kft.'s expert opinion on the public purchase offer of Genesis Capital Management Ltd.
24/10/2006 25/10/2006	Website of BSE Magyar Tőkepiac	Public purchase offer of Genesis Capital Management Ltd. approved by PSZÁF
24/10/2006 25/10/2006	Website of BSE Magyar Tőkepiac	New investment: acquisition of Novotrade Solar (Spain)
25/10/2006	Website of BSE Magyar Tőkepiac	General Meeting Invitation
10/11/2006	Website of BSE	Proposal of Amendment of the Articles of Association
28/11/2006	Website of BSE Corporate website	General Meeting Proposals
28/11/2006	Website of BSE Corporate website	Information on the outcome of Genesis Capital Management Ltd. obligatory purchase offer

Date	Place of publication	Subject, brief content
19/12/2006	Website of BSE Corporate website	Genesis Solar (Espana) Contract of Option for the establishment of solar cell plant
21/12/2006	Website of BSE Corporate website	Information on the listing of new shares resulting from capital increase
09/01/2007	Website of BSE Corporate website	Listing of the shares from capital increase started on 10 January, 2007
10/01/2007	Website of BSE Corporate website	Shareholder structure
01/31/2007	Website of BSE	Stock Exchange CEO's Resolution on the sanction of fine
14/02/2007	Website of BSE Corporate website	Flash Report for 2006
19/02/2007	Website of BSE Corporate website	Information from the Board of Directors
22/02/2007	Website of BSE Corporate website	Consolidated version of Articles of Association
23/02/2007	Website of BSE	Modifying the product list due to the change of the name from Novotrade Investment PLC. to Genesis Energy PLC.
27/02/2007	Website of BSE Corporate website	Announcement from the Board of Directors
12/04/2007	Website of BSE Corporate website	General Meeting Proposals
16/04/2007	Website of BSE Corporate website	General Meeting Proposals
16/04/2007	Website of BSE Corporate website	Sale of treasury shares
16/04/2007	Website of BSE Corporate website	Change in influence
17/04/2007	Website of BSE Corporate website	Sale of treasury shares
18/04/2007	Website of BSE Corporate website	Sale of treasury shares
19/04/2007	Website of BSE Corporate website	Sale of treasury shares
27/04/2007	Website of BSE Corporate website	Annual Reports for 2006 (including Corporate Governance Report and Declaration)
27/04/2007	Website of BSE Corporate website	General Meeting Resolutions of 27 April, 2007
27/04/2007	Website of BSE Corporate website	Annual Reports for 2006 available for inspection
08/05/2007	Website of BSE Corporate website	Purchase and sale of Genesis shares by Acquisition Pro Ltd.

Budapest, 15 May, 2007

Gabriella Zádorné Prazsák
Deputy General Manager

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

SUMMARISING REPORT OF GENESIS ENERGY PLC.

On the information announced by Genesis Energy PLC. between 15 May, 2007 and 19 May, 2008 in accordance with the Act No. CXX of 2001 on Capital Market.

Date	Place of Publication	Type	Subject, Brief Content
2008/05/07	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Other Information	Interim Management Statement
2008/04/30	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Other Information	Information on the number of voting rights
2008/04/25	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	CG Declaration	Annual Report, Consolidated Articles of Association, GM Minutes, Shareholder Structure, CG Declaration
2008/04/28	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	The Board of Directors of Genesis Energy Investment PLC. announces that Genesis Energy is ready to start preparations for the secondary trading of its shares in the USA.
2008/04/21	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	GM Proposals	GM Proposals
2008/04/11	www.bet.hu www.kozzetetelek.hu	Other Information	Information on the number of voting rights
2008/04/02	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	GM Invitation	GM Invitation
2008/03/21	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	Spanish state-aided credit line
2008/03/10	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	Letter of Intent from Eximbank USA to the project in Singapore
2008/02/25	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Flash Report	Flash Report for the Stock Exchange
2008/02/18	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	Resolution of BSE CEO on the listing of shares
2008/02/13	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Shareholder Structure	Shareholder Structure

2008/01/31	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Other Information	Information on the number of voting rights
2008/01/24	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	Sale of Helix shares
2008/01/22	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	Contract of Commission in connection with GEM Global Yield Fund Agreement
2008/01/21	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Articles of Association	Consolidated Articles of Association
2008/01/21	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	GM Minutes	GM Minutes
2008/01/08	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	GM Proposals	GM Proposals
2007/12/20	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	GM Invitation	GM Invitation
2007/12/19	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	GEM Global Yield Fund Agreement on the Issuance of Convertible Bonds
2007/12/19	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Disclosure of Ownership	Singapore Thinfilm Photovoltaics Technologies Pte. Ltd. has announces that it purchased 900.000 units of Genesis Energy PLC. shares from Genesis Investment Fund Ltd.
2007/12/12	www.bet.hu www.kozzetetelek.hu www.genesisenergy.hu	Extraordinary Information	Information from Genesis Energy PLC. on the 75% share of Genesis Energy PLC. in STP Production Pte. Ltd.
2007/11/26	www.bet.hu www.genesisenergy.hu	Articles of Association	Consolidated Articles of Association
2007/11/13	www.bet.hu www.genesisenergy.hu	Change in Capital	Announcement of Change in Capital
2007/11/12	www.bet.hu www.genesisenergy.hu	Other Information	Resolutions of the Board of Directors
2007/11/06	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Extraordinary information on the appointment of the General Manager of the Hungarian subsidiary company

2007/11/06	www.bet.hu www.genesisenergy.hu	Extraordinary Information	A material based on ungrounded and misleading information was published on Genesis Energy PLC. in the Reports section of the website of KBC Equitas. Mr. Ferenc Virág, CEO of KBC Equitas has taken the necessary steps to immediately remove the misleading report from KBC Equitas website.
2007/09/26	www.bet.hu www.genesisenergy.hu	GM Minutes	GM Minutes
2007/09/24	www.bet.hu www.genesisenergy.hu	GM Resolutions	GM Resolutions
2007/09/20	www.bet.hu www.genesisenergy.hu	GM Proposals	GM Proposals
2007/08/29	www.bet.hu www.genesisenergy.hu	Other Information	Supplementing Notes to Genesis Energy PLC. Flash Report for H1
2007/08/16	www.bet.hu www.genesisenergy.hu	GM Invitation	GM Invitation
2007/06/16	www.bet.hu www.genesisenergy.hu	Change in Capital	Announcement of Change in Capital
2007/08/10	www.bet.hu www.genesisenergy.hu	Flash Report	Flash Report for the Stock Exchange
2007/07/26	www.bet.hu www.genesisenergy.hu	Disclosure of Ownership	Debt undertaken by Genesis Capital Management Ltd.
2007/07/26	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Letters of Intent from EXIMBANK USA to finance projects in Spain and Hungary
2007/07/19	www.bet.hu www.genesisenergy.hu	CG Declaration	CG Declaration
2007/07/19	www.bet.hu www.genesisenergy.hu	GM Minutes	GM Minutes
2007/07/19	www.bet.hu www.genesisenergy.hu	Articles of Association	Consolidated Articles of Association
2007/07/17	www.bet.hu www.genesisenergy.hu	Extraordinary Information	State grant for Genesis Solar Espana S.L.
2007/07/12	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Resolutions of the Board of Directors
2007/07/10	www.bet.hu www.genesisenergy.hu	Other Information	Cooperation Agreement with Infinite Technologies AG
2007/07/10	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Change in Investor Relations Manager
2007/07/09	www.bet.hu www.genesisenergy.hu	Disclosure of Ownership	Disclosure of Ownership

2007/07/05	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Cooperation Agreement with Singapore Thinfilm Photovoltaics Technologies Pte Ltd
2007/06/27	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Announcement on real estate purchase of the Spanish subsidiary company
2007/06/22	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Information on the state grant to the Hungarian subsidiary company
2007/06/15	www.bet.hu www.genesisenergy.hu	Other Information	Shareholder Structure
2007/06/13	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Information on the grant from Andalucía to the Spanish subsidiary company
2007/06/06	www.bet.hu www.genesisenergy.hu	Other Information	Information from the Board of Directors
2007/06/01	www.bet.hu www.genesisenergy.hu	Disclosure of Ownership	Disclosure of Ownership
2007/06/01	www.bet.hu www.genesisenergy.hu	Disclosure of Ownership	Disclosure of Ownership
2007/05/29	www.bet.hu www.genesisenergy.hu	Extraordinary Information	Resolutions of the Board of Directors
2007/05/23	www.bet.hu www.genesisenergy.hu	Disclosure of Ownership	Disclosure of Ownership
2007/05/22	www.bet.hu www.genesisenergy.hu	Disclosure of Ownership	Disclosure of Ownership

Budapest, 19 May, 2008

Gabriella Zádorné Prazsák
Deputy General Manager

Announcement of transactions in treasury shares

Name and type of security	Genesis Energy PLC. ordinary share
Exchange listed (yes/no)	yes
Date of order (if it is to be executed on the exchange)	13 April, 2007
Name of investment service company (if the transaction was executed on the exchange)	CIB Bank Zrt.
Transaction date	13 April, 2007
Rate	HUF 781.73
Amount of treasury shares before transaction (qty)	7,559
Amount of treasury shares before transaction (%)	0.11
Transaction type (buy/sell)	sell
Securities subject to the transaction (qty)	1,659
Securities subject to the transaction (%)	0.02
Amount of treasury shares after transaction (qty)	5,900
Amount of treasury shares after transaction (%)	0.09

Budapest, 16 April, 2007

Genesis Energy PLC.

Announcement of transactions in treasury shares

Name and type of security	Genesis Energy PLC. ordinary share
Exchange listed (yes/no)	yes
Date of order (if it is to be executed on the exchange)	16 April, 2007
Name of investment service company (if the transaction was executed on the exchange)	CIB Bank Zrt.
Transaction date	16 April, 2007
Rate	HUF 756,39
Amount of treasury shares before transaction (qty)	5.900
Amount of treasury shares before transaction (%)	0.09
Transaction type (buy/sell)	sell
Securities subject to the transaction (qty)	1,650
Securities subject to the transaction (%)	0.02
Amount of treasury shares after transaction (qty)	4,250
Amount of treasury shares after transaction (%)	0.06

Budapest, 17 April, 2007

Genesis Energy PLC.

Announcement of transactions in treasury shares

Name and type of security	Genesis Energy PLC. ordinary share
Exchange listed (yes/no)	yes
Date of order (if it is to be executed on the exchange)	18 April, 2007
Name of investment service company (if the transaction was executed on the exchange)	CIB Bank Zrt.
Transaction date	18 April, 2007
Rate	HUF 720.19
Amount of treasury shares before transaction (qty)	1,250
Amount of treasury shares before transaction (%)	0.02
Transaction type (buy/sell)	sell
Securities subject to the transaction (qty)	1,250
Securities subject to the transaction (%)	0.02
Amount of treasury shares after transaction (qty)	0
Amount of treasury shares after transaction (%)	0

Budapest, 19 April, 2007

Genesis Energy PLC.

Announcement of transactions in treasury shares

Name and type of security	Genesis Energy PLC. ordinary share
Exchange listed (yes/no)	yes
Date of order (if it is to be executed on the exchange)	18 April, 2007
Name of investment service company (if the transaction was executed on the exchange)	CIB Bank Zrt.
Transaction date	18 April, 2007
Rate	HUF 720.19
Amount of treasury shares before transaction (qty)	1,250
Amount of treasury shares before transaction (%)	0.02
Transaction type (buy/sell)	sell
Securities subject to the transaction (qty)	1,250
Securities subject to the transaction (%)	0.02
Amount of treasury shares after transaction (qty)	0
Amount of treasury shares after transaction (%)	0

Budapest, 19 April, 2007

Genesis Energy PLC.

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Number of Voting Rights at Genesis Energy Investment PLC.

According to (9) of Section 54 of Capital Market Act, Genesis Energy Investments Public Limited Company hereby announces the following about the number of voting rights attached to the shares of the Company and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/unit)	Number of issued shares	Total par value (HUF)
Ordinary shares	500	8 003 160	4 001 580 000
B			
C			
Size of share capital		8 003 160	4 001 580 000

Number of voting rights attached to shares:

Share series	Number of issued shares	Number of treasury shares	Number of shares with voting right	Voting right per share	Total voting rights
Ordinary	8 003 160	0	8 003 160	1	8 003 160
B					
C					
Total	8 003 160	0	8 003 160	8 003 160	

31 January, 2008

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Number of Voting Rights at Genesis Energy Investment PLC.

According to (9) of Section 54 of Capital Market Act, Genesis Energy Investments Public Limited Company hereby announces the following about the number of voting rights attached to the shares of the Company and the share capital.

Composition of share capital of the Company:

Share series	**Par value (HUF/unit)**	**Number of issued shares**	**Total par value HUF)**
Ordinary shares	500	8 003 160	4 001 580 000
B			
C			
Size of share capital		8 003 160	4 001 580 000

Number of voting rights attached to shares:

Share series	**Number of issued shares**	**Number of treasury shares**	**Number of shares with voting right**	**Voting right per share**	**Total voting rights**
Ordinary	8 003 160	0	8 003 160	1	8 003 160
B					
C					
Total	8 003 160	0	8 003 160	8 003 160	

29 February, 2008

GENESIS

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Number of Voting Rights at Genesis Energy Investment PLC.

According to (9) of Section 54 of Capital Market Act, Genesis Energy Investments Public Limited Company hereby announces the following about the number of voting rights attached to the shares of the Company and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/unit)	Number of issued shares	Total par value HUF)
Ordinary shares	500	8 003 160	4 001 580 000
B			
C			
Size of share capital		8 003 160	4 001 580 000

Number of voting rights attached to shares:

Share series	Number of issued shares	Number of treasury shares	Number of shares with voting right	Voting right per share	Total voting rights
Ordinary	8 003 160	0	8 003 160	1	8 003 160
B					
C					
Total	8 003 160	0	8 003 160	8 003 160	

3 March, 2008

GENESIS

GENESIS Energy Investment PLC.
Szent István krt. 18.
Budapest
1137

Number of Voting Rights at Genesis Energy Investment PLC.

According to (9) of Section 54 of Capital Market Act, Genesis Energy Investments Public Limited Company hereby announces the following about the number of voting rights attached to the shares of the Company and the share capital.

Composition of share capital of the Company:

Share series	**Par value (HUF/unit)**	**Number of issued shares**	**Total par value HUF)**
Ordinary shares	500	8 003 160	4 001 580 000
B			
C			
Size of share capital		8 003 160	4 001 580 000

Number of voting rights attached to shares:

Share series	**Number of issued shares**	**Number of treasury shares**	**Number of shares with voting right**	**Voting right per share**	**Total voting rights**
Ordinary	8 003 160	0	8 003 160	1	8 003 160
B					
C					
Total	8 003 160	0	8 003 160	8 003 160	

30 April, 2008

Number of Voting Rights at Genesis Energy Investment PLC.

According to (9) of Section 54 of Capital Market Act, Genesis Energy Investments Public Limited Company hereby announces the following about the number of voting rights attached to the shares of the Company and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/unit)	Number of issued shares	Total par value (HUF)
Ordinary shares	500	8 003 160	4 001 580 000
B			
C			
Size of share capital		8 003 160	4 001 580 000

Number of voting rights attached to shares:

Share series	Number of issued shares	Number of treasury shares	Number of shares with voting right	Voting right per share	Total voting rights
Ordinary	8 003 160	0	8 003 160	1	8 003 160
B					
C					
Total	8 003 160	0	8 003 160	8 003 160	

30 May, 2008

Acquisition Pro Ltd., a company in the interest of Genesis Energy Investment PLC. President - General Manager Mr. Gábor Rényi, purchased 186,024 pieces of Genesis Energy shares from Dominion Corporation Ltd. on the OTC market on 7 May 2007. On the same day, the company sold altogether 36,000 pieces of Genesis Energy shares on the stock exchange.

The majority shareholder of Genesis Energy PLC., Genesis Capital Management Ltd. has informed our Company that in accordance with the statement of Hungarian Financial Supervisory Authority, Genesis Capital Management Ltd transferred 4.645.490 units of Genesis Energy PLC. shares to Genesis Investment Fund Ltd (112 Bonadie Street, Kingstown, St. Vincent), in which company it has a 100% ownership. Accordingly its influence has become from direct to indirect.

Novotrade Investments PLC.

1137 Budapest, Szent István krt. 18.

Sector: 7415 property management

Reporting period: 5 September, 2006

Telephone: 452-1700

Fax: 452-1701

E-mail address: novotrade@novotrade.hu

Investor Relations manager:

dr. Gábor Sziklai

Announcement of the acquisition of or change in a ratio of more than 5% ownership

Name of shareholder acquiring, holding more than 5% control	Genesis Capital Management Ltd.
Security name, type	Genesis Energy PLC. ordinary share
Exchange listed (yes/no)	yes
Type of transaction (buy/sell)	sell
Securities subject to the transaction (qty)	4,645,490
Securities subject to the transaction (%)	68.36
Date of transaction	16 April, 2007
Date of notice to Company	16 April, 2007
Control before notice	4,645,490
Shareholdings before notice (%)	68.36
Control after notice	0
Shareholdings after notice (%)	0

Budapest, 16 April, 2007

Genesis Energy PLC.

Genesis Energy PLC.
1137 Budapest, Szent István krt. 18.
Sector: 7415 property management
Reporting period: 16 April, 2007

Telephone: 452-1700
Fax: 452-1701
E-mail address: novotrade@novotrade.hu
Investor Relations manager:
dr. Gábor Sziklai

Announcement of the acquisition of or change in a ratio of more than 5% ownership

Name of shareholder acquiring, holding more than 5% control	Genesis Investment Funds Ltd.
Security name, type	Genesis Energy PLC. ordinary share
Exchange listed (yes/no)	yes
Type of transaction (buy/sell)	buy
Securities subject to the transaction (qty)	4,645,490
Securities subject to the transaction (%)	68.36
Date of transaction	16 April, 2007
Date of notice to Company	16 April, 2007
Control before notice	0
Shareholdings before notice (%)	0
Control after notice	68.36
Shareholdings after notice (%)	68.36

Budapest, 16 April, 2007

Genesis Energy PLC.

Announcement of transactions in treasury shares

Name and type of security	Genesis Energy PLC. ordinary share
Exchange listed (yes/no)	yes
Date of order (if it is to be executed on the exchange)	18 April, 2007
Name of investment service company (if the transaction was executed on the exchange)	CIB Bank Zrt.
Transaction date	18 April, 2007
Rate	HUF 720.19
Amount of treasury shares before transaction (qty)	1,250
Amount of treasury shares before transaction (%)	0.02
Transaction type (buy/sell)	sell
Securities subject to the transaction (qty)	1,250
Securities subject to the transaction (%)	0.02
Amount of treasury shares after transaction (qty)	0
Amount of treasury shares after transaction (%)	0

Budapest, 19 April, 2007

Genesis Energy PLC.

On 22 May, 2007 Acquisition Pro Ltd. sold additional 23,400 pieces of Genesis Energy shares on the stock exchange.

Today Mr. Robert Stein, a member of Genesis Energy PLC. Board of Directors announced that he sold 9,000 pieces of Genesis Energy shares on the stock exchange.

GENESIS

GENESIS Energy Befektetési Nyrt.
Szent István krt. 18.
Budapest
1137

ANNOUNCEMENT ON THE CAPITAL INCREASE

The On-Line Official Company Data Services published today that based on the decision made by the Board of Directors on 12 July, 2007 under the authority given by the General Assembly, the registration of the issuance through private placement of 1,207,817 pieces of new shares representing HUF 603.908.500 face value has successfully been fulfilled by the Court of Registration on 9th November, 2007. Consequently, the share capital of the company has increased to HUF 4.001.580.000.

According to the data provided to the company, after the capital increase the owners having more than 5% share in the company are the following:

Shareholder	Nationality	Activity	Number of shares	Share %	Voting rights%
Genesis Investment Fund Ltd.	St Vincent, The Grenadies	Investment Fund	5 751 219	71,86	71,86
Acquisition Pro Ltd.	Isle of Man	Holding	479 868	6,00	6,00
Clearstream Banking S.A.	Luxemburg	Depository Bank	500 336	6,25	6,25

Budapest, 13 November, 2007

Change in the position of the Investor Relations Manager (10 July, 2007)

Genesis Energy PLC. hereby informs its shareholders on today's change in the position of its investor relations manager. From today, Deputy General Manager Gabriella Zádorné Prazsák has been taking this position instead of dr. Gábor Sziklai.

GENESIS ENERGY TO PRESENT AT THE 4th ANNUAL MERRIMAN CURHAN FORD CLEANTECH CONFERENCE

Conference to Be Held May 13, 2008, at Le Parker Meridien New York

Budapest, Hungary – May 6, 2008 - Genesis Energy Investment Plc. (BSE: Genesis, Germany OTC: NVT1), a specialist in thin-film solar panel production, will participate in the utility-scale solar expert panel discussion at the 4th Annual Merriman Curhan Ford & Co. CleanTech Conference on May 13, 2008. The event will be held at Le Parker Meridien in New York City, USA, 118 W. 57th Street.

This year's event will feature two tracks of expert panel discussions on bio-fuels, clean coal technology, electric vehicles, energy-efficient lighting, energy storage, next-generation solar and utility-scale solar.

Dr. Eckardt Bihler, VP and COO of Genesis Energy, will participate at the utility-scale solar expert panel discussion starting at 2:15 pm on May 13, 2008.

"Merriman Curhan Ford puts strong emphasis on the next-generation energy sector," said Dr. Gabor Renyi, CEO of Genesis Energy, "and we are delighted to contribute to their CleanTech Conference 2008."

Further information:

CleanTech Conference:
http://www.merrimanco.com/home/conferences/index_cleartech2008.php

About Merriman Curhan Ford & Co. and MCF Corporation

Merriman Curhan Ford & Co. is an investment bank and securities broker-dealer focused on fast-growing companies and growth-oriented institutional investors. It provides investment research, brokerage and trading services primarily to institutions, as well as advisory and investment banking services to corporate clients. Its mission is to become a leader in researching, advising, financing, trading and investing in fast-growing companies. Merriman Curhan Ford & Co. is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC.

MCF Corporation (NASDAQ:MERR) is a financial services holding company that provides investment research, capital markets services, corporate and venture services, investment

banking, asset management and primary research through its operating subsidiaries, Merriman Curhan Ford & Co., MCF Asset Management, LLC and Panel Intelligence, LLC. MCF is focused on providing a full range of specialized and integrated services to institutional investors and corporate clients.

CORRECTION

The Genesis Energy PLC. (1137 Budapest, Szent István krt. 18.) Board of Directors notifies its shareholders that the date for shareholder identification was miswritten in the Invitation for the General Meeting to be held on 27 April, 2007; the correct date is 19 April, 2007.

Genesis Energy PLC.
Board of Directors

Genesis Energy facilitates trading for US investors

Standard & Poor's issue CUSIP number for Genesis Energy

Budapest, Hungary – January 29th, 2008 - Genesis Energy Investment Plc., a specialist in thin-film solar panel production, announced today that Standard & Poor's issued the following CUSIP number for Genesis Energy Investment Plc. stocks: X3191N 106. The company hereby responds to the growing interest of US investors in its common stock. US investors can now buy the company's common stock over the counter in their country. Genesis Energy is listed at the Hungarian stock exchange in Budapest and quoted on several exchanges in Germany.

A CUSIP (Committee on Uniform Securities Identification Procedures) number identifies securities, mainly U.S. and Canadian registered stocks, and U.S. government and municipal bonds. It is distributed for the purposes of facilitating clearing and settlement of trades. The CUSIP Service Bureau is operated by Standard & Poor's on behalf of the American Bankers Association (ABA).

A CUSIP number consists of a combination of nine alphanumeric characters which act as a sort of DNA for the security - uniquely identifying the company or issuer and the type of security. The first six characters identify the unique name of the Company, the next 2 characters identify the type of issue; and the last digit is used as a check digit.

###

Further information:

CUSIP:
https://www.cusip.com/static/html/webpage/cusip_based_iden.html

BSE: Budapest Stock exchange
http://www.bse.hu/onlinesz/index_e.html

About Genesis Energy Investment Plc.

Genesis Energy is active in setting up initially three solar panel production facilities and is listed on the stock exchange market of the Budapest Stock Exchange and quoted on several exchanges in Germany. For more information, please visit www.genesisenergy.eu

, H-1137
Phone:+36-1-452-1700
Fax: +36-1-452-1701

The Annual Report of Genesis Energy PLC. for 2006. is available

Genesis Energy PLC. hereby announces that the annual report of the company is available for inspection at the corporate seat of the Company from 2 May, 2007 on business days between 9 a.m. and 4 p.m.

Budapest, 27 April, 2007

Gabriella Zádorné Prazsák
Deputy General Manager

Resolution No. 28/2007 of the Chief Executive Officer of the Budapest Stock Exchange Ltd.

The Chief Executive Officer of the Budapest Stock Exchange Ltd. ("Stock Exchange") imposes the sanction of **fine of HUF 100,000** on the issuer **Novotrade Investment Public Limited Company** (1137 Budapest, Szent István krt. 18) ("Issuer").

At the same time, the Chief Executive Officer also warns the Issuer to pay, in the future, special attention on complying with the obligations and provisions of the "Budapest Stock Exchange Limited Regulations for Listing, Continued Trading and Disclosure" ("Regulations").

Within 15 trading days, the Issuer has the right to submit an appeal, which should be addressed to the Board of Directors, to the Chief Executive Officer.

The appeal has a suspensory effect on the payment of the fine. The Issuer shall pay the fine within 8 days after this resolution comes into effect.

Explanation

By its resolution No. 5/2006, the General Meeting of the Issuer held on 27 June, 2006 decided on a capital increase by means of issuing 4,800,000 pieces of registered, dematerialized ordinary shares, each with a par value of HUF 500. The capital increase was registered by the Court of Registration on 29 August, 2006.

On 20 December, 2006 the Issuer applied at the Stock Exchange for the listing of ordinary shares resulting from capital increase and, in frame of a process of submitting the missing documents, by 9 January, 2007 filed all documents required by the Regulations for listing, and accordingly the shares from capital increase were listed on 10 January, 2007.

According to Section 15.6.3.2 of the Regulations, if listing of the given securities fails to be completed within 90 (ninety) days upon the receipt of the related order of the Court of Registration for the reason of Issuer's doing, the Chief Executive Officer shall impose sanctions on the Issuers as set forth by the Section 28 of the Regulations.

The Issuer was unable to prove after the listing process that the delay in the submission of the application for listing was not his fault. The submitted documents proved that the Issuer had received the order of the Court of Registration on 6 September, 2006. The Issuers submitted the information material required for listing to the Hungarian Financial Supervisory Authority (PSZÁF) only on 10 November, 2006, the Authority approved it on 18 December, 2006; accordingly the Issuer submitted its application for listing to the Stock Exchange on 20 December, 2006. The 90-day term for listing the shares from capital increased expired on 5 December, 2006.

Section 28.4.2 of the Regulations sets forth that in the event the Issuer breaches any Stock Exchange Regulation severely or fails to comply with its obligations even after a warning, the Chief Executive Officer shall impose a fine of HUF 100,000 to HUF 1,000,000 on the Issuer.

According to the Section 28.3 of the Regulations, the Chief Executive Officer, when determining the type and amount of the sanction, shall consider the weight of the breach, the frequency of breaches at the given Issuer, and the moral damage caused to the Stock Exchange and the Issuers.

The delay of the Issuer in the listing of the shares from the capital increase shall be deemed as a more severe breach of the Regulations. When imposing this sanction, the Stock Exchange considered that a fine had already been imposed on the Issuer for a delay in the listing of shares from capital increase

(CEO Res. No. 35/2002) and the capital increase resulted in a significant increase of 240% in the quantity of listed shares.

Legal remedy and executability are regulated by Section 29 of the Regulations.

With respect to the above, the Chief Executive Officer passed the resolution described in the operative clause.

Budapest, 31 January, 2007

Árpád Pál
Chief Executive Officer

Resolution No. 4/2007 of the Chief Executive Officer of the Budapest Stock Exchange Ltd.

The Chief Executive Officer of the Budapest Stock Exchange Ltd. ("Stock Exchange") lists the 4,800,000 pieces of registered ordinary shares, each with a par value of HUF 500, with a total par value of HUF 2,400,000,000 issued by **Novotrade Investment Public Limited Company** (1137 Budapest, Szent István krt. 18) ("Issuer") **as of 10 January, 2007** and modifies the Product List as follows:

	Old data	New data
Securities listed on the stock exchange (number):	**1,995,343**	**6,795,343**

Explanation

The General Meeting of the Issuer held on 27 June, 2006 passed the Resolution No. 5/2006 on capital increase by means of issuing 4,800,000 pieces of registered, dematerialized ordinary shares, each with a par value of HUF 500. The capital increase was registered by the Court of Registration on 29 August, 2006. The 4,800,000 pieces of ordinary shares resulting from capital increase represent identical rights with the Issuer's ordinary shares already listed.

In its application received on 20 December, 2006, the Issuer applied for the listing of ordinary shares resulting from capital increase and the Issuer submitted all documents for listing required by the "Budapest Stock Exchange Limited Regulations for Listing, Continued Trading and Disclosure" ("Regulations") by 9 January, 2007.

According to the declaration by Central Clearing House and Depository (KELER) dated on 18 September, 2006, KELER accepted the new shares for security account keeping and registration, and currency and forint settlement on gross settlement markets and stock exchange settlement on multinet settlement markets from 19 September, 2006.

According to the Sections 15.6.1 f.) and 15.6.3.1 of the Regulations, the Chief Executive Officer of the Stock Exchange shall decide, in frame of a simplified procedure, on listing and its date after the inspection of documents described in the Section 15.6.2 of the Regulations.

According to the Section 5.2.12 of the Regulations, the Chief Executive Officer shall decide on the determination and modification of the Product List with a resolution.

With respect to the above, the Chief Executive Officer passed the resolution described in the operative clause.

Budapest, 9 January, 2007

Árpád Pál
Chief Executive Officer

BUDAPESTI ÉRTÉKTŐZSDE
BUDAPEST STOCK EXCHANGE

Release

4 July, 2007

Budapest Stock Exchange Limited hereby notofies all Investors that in accordance with the requirement of the (2) of Section 276 of Capital Market Act and based on the volume figures of the second quarter of the year 2007, the following securities shall be deemed as securities with appropriate liquidity:

Shares

MOL	ordinary share
OTP	ordinary share
RICHTER	ordinary share
Magyar Telekom	ordinary share
EGIS	ordinary share
FOTEX	ordinary share
BIF	ordinary share
RABA	ordinary share
DANUBIUS	ordinary share
GENESIS	ordinary share
SYNERGON	ordinary share
ECONET	ordinary share

In accordance with the Capital Market Act, the weight of securities in the portfolio of investment funds can exceed 10% and can be increased up to 15% only for securities listed among the liquid ones.

Genesis Energy shares in "BKB New Energy Tracker"

8 January, 2008

Basler Kantonalbank informed Genesis Investment Fund and indirectly Genesis Energy that in its issue prospectus of "BKB New Energy Tracker" it enlists Genesis Energy as a part of its investment portfolio.

Oil and gas prices are rising year by year due to the reduction in resources, geopolitical conflicts and out-of-date infrastructure. This highly increases the interest in investments related to renewable energy. The wider and wider use of renewable energy sources potentially projects the fast reduction in the production of the currently dominating fossil and nuclear based energies.

To satisfy this investment interest, Basler Kantonalbank (www.bkb.ch) issues a structured derivative products of 500,000 pieces, each with a par value of 100 CHF to its clients, which issue will be closed in these days.

Extract from the planned composition of "BKB-New Energy Tracker"

Sector	Name of share	Reuters symbol	Weight in the fund at issue
Solar energy	Genesis Energy	NVT1.F	2.5%

The Tracker invest in small and medium companies that are involved in alternative energy production or the manufacturing of machines, equipment and cells required for that

Resolutions of Genesis Energy Investment PLC. Board of Directors on 29 May, 2007

Based on its authorization provided by the General Meeting Resolution No. 9/2006 passed by the General Meeting held on 28 November, 2006, the Board of Directors will increase the share capital of the Company with private placement of new shares, against a provision of cash contribution in a value of HUF 602,328,500. The amount of cash contribution (value of issue) is set at HUF 2800 per share. The number of new shares to be issued is 1,204,657, each of a par value of HUF 500, dematerialized, registered ordinary share with identical rights to the already issued shares. In frame of the capital increase effected by means of a private placement, shareholders recorded in the Register of Shares on 13 June, 2007 are entitled to subscribe the new shares, while the shareholder Genesis Investment Funds Limited (Trust House, 112. Bonadie Street, Kingstown, St. Vincent and the Grenadines) is entitled for the shares not subscribed by other shareholders.

The Company will accept subscriptions and oversubscriptions up to at most 3,200,000 pieces of shares. Regarding the shares over the 1,204,657 pieces package, the Company will accept subscriptions in the order the value of the shares are debited on any of the Company's bank accounts noted below.

The period of share subscription for shareholders is from 9. a.m. on 14 June, 2007 to 4 p.m. on 29 June, 2007, while for the shareholder Genesis Investment Funds Limited the 14th day after the above closing date. Subscription will become effective when the value of the subscribed quantity is debited on any of the Company's bank accounts noted below.

The Company will close its Register of Shares on 13 June, 2007 and will make no new records in it during the subscription period. Legal relation of and the number of shares possessed by the shareholders are certified by the shareholder identification as of 13 June, 2007 given by KELER Zrt. (Central Clearing House and Depository). New shares shall be entitled for dividend from the profit of the business year 2007.

The shares can be received only in the event the subscriber pays (transfers) the entire value of the shares in a way that ensures that the amount is debited at latest by 4 p.m. on 29 June, 2007 on the following separated accounts of the Company managed by CIB Bank Zrt. (H-1024, Budapest, Medve u. 4-14.):

- if payment made in HUF: 10700024-02079709-51300009
- if payment made in EURO: HU13 1070 0024 0207 9709 5010 0002
- if payment made in CHF: HU68 1070 0024 0207 9709 5040 0003

In case of Genesis Investment Funds Limited, the value of the subscribed shares shall be debited on the Company's bank account managed by Basler Kantonal Bank (Switzerland, Basel), account number: 16 5.456.207.24 (SWIFT: BKBBCHBB, BIC: BKBBCHBBXXX) at latest by 4 p.m. on 13 July, 2007.

In case of a payment from abroad, the SWIFT code of CIB Bank Zrt. shall be given: CIBHHUHB. In case of a payment made not in HUF, the Company accounts received payments on the central rate of CIB Bank Zrt. effective on the day of receipt. Should the

received amount not reach the required amount of cash contribution due to change in exchange rate, the difference shall be paid afterwards.

Depending on the outcome of the undertaking for the receipt of shares, the Board of Directors conditionally modifies Section 5.1 of the Articles of Association on the closing day of the receipt of shares and it also approves the new, consolidated version of the Articles of Association:

"5.1. The Company's share capital amounts to HUF 4,000,000,000, i.e. four billion forint, represented by 8.000.000 pieces of dematerialised ordinary shares with a par value of HUF 500 each."

BUDAPESTI ÉRTÉKTŐZSDE
BUDAPEST STOCK EXCHANGE

Top List on the Exchange

Press Release
14 February 2008

The awards of the Exchange were distributed to the best capital market performers of the year 2007, and followed with great interest, at a reception of the Budapest Stock Exchange held on the evening of 14 February 2008. The event organised in the ceremony hall of the Thonett Palace was attended by Finance Minister, János Veres, Chairman of the Budapest Stock Exchange, Attila Szalay-Berzeviczy and the CEO of the BSE, Árpád Pál, who opened the event with a summary on the year 2007 for the Exchange and the capital market.

Once again this year, an independent expert committee made the decision on who was the best. In the first five categories, the results were drawn from the statistical data of the Exchange.

"The trading company with the largest spot turnover for the year"
KBC Securities Hungary Branch Office

"The trading company with the largest derivatives turnover for the year"
Erste Bank Befektetési Rt. [Erste Bank Investment Ltd.]

"The issuer with the largest turnover for the year"
OTP Bank Plc

"The listed stock with the highest turnover velocity for the year"
Econet Plc

"The issuer with the largest price increase for the year"
Genesis Plc

"The Media Award of the Exchange"
Television programme teams for "Millions for breakfast" and "Millions for afternoon tea"

"Innovation Award"
BUX ETF (OTP Fund Management Ltd.)

"The Personality on the Exchange"
Erik Bogsch, CEO – Richter Gedeon Plc

In the category "The data vendor with the most dynamic development", the award was split and won by both **Bloomberg** and **NET Media Ltd.**

Congratulations to the award-winners, from the Budapest Stock Exchange!

Budapest Stock Exchange
Business Development and Communications Department
Tel: 429-6864
E-mail: media@bse.hu

BUSINESS REPORT OF GENESIS ENERGY PLC.

A. General data on Genesis Energy PLC

1. Corporate name, seat, foundation, corporate data

Corporate name: Genesis Energy Investment Public Limited Company
Short corporate name: Genesis Energy PLC.
Seat: 1137 Budapest, XIII. Szent István krt. 18.
Date of the Articles of Association: 20 July 1983.
Date of registration: 17 July 1984.
The company had been registered by the Budapest Metropolitan Court as Court of Registration.
Number of corporate registration: 01-10-041020
Corporate form: Company limited by shares
Date of the effective Articles of Association: 28 November 2006.
Number, date and location of the latest corporate registration: 01-10-041020/147, 22 February 2007, Budapest
The term of the company: indefinite.
The business year corresponds to the calendar year for the parent company as well as for the subsidiary companies.
The elected auditor: Audisoft Kft. represented by Dr. Julianna Mencz
The company publishes its announcements on the homepage of the Tőzsde (Stock Exchange) and on its own corporate homepage.

2. Range of Operations by TEÁOR (NACE) codes

- 63.12 Storage, warehousing
- 70.11 Real estate investment,- sale
- 70.20 Renting and operating properties
- 70.32 Property management
- 71.33 Leasing office machines, computers
- 72.10 Hardware consulting
- 72.21 Issuance of software programmes
- 72.22 Other software consulting, supply
- 72.30 Data processing
- 72.60 Other electronics related operations
- 74.14 Business administration consulting
- 74.15 Property management (main operation)
- 74.87 Other economic services not listed elsewhere

B. Security structure

1. Date of issuances, capital increases

Year	Increase (thousand HUF)	Registered capital (thousand HUF)
1983.(foundation)	124.500	124.500
1988.	28.000	152.500
March 1989.	40.000	192.500
February 1990.	10.250	202.750
March 1990.	200.000	402.750
May 1990.	22.250	425.000
May 1991.	42.500	467.500
December 1993.	66.786	534.286
May 1995.	20.000	554.286
April 1997.	110.857	665.143
May 1998.	133.029	798.172
January 2002.	199.500	997.672
July 2006.	2.400.000	3.397.672
Total:	3.397.672	3.397.672

2. Types of shares

Every share is a registered, dematerialized share with a face value of HUF 500 and providing the same rights. Each of the 6,795,343 shares is listed on the stock exchange and listing of the new package derived from capital increase started on 10 January 2007.

3. Shareholders' structure

Name of owners	Total equity					
	At the beginning of current year (1 January)			At the end of period		
	Ownership ratio %	Voting ratio %	Units	Ownership ratio %	Voting ratio %	Units
Domestic institutions/companies	5.22	5.25	104,276	1.54	1.54	104,794
Foreign institutions/ companies	92.09	92.44	1,837,528	97.35	97.46	6,615,357
Domestic private individuals	0.01	0.01	150	0.22	0.22	14,643
Foreign private individuals	0.00	0.00	0	0.10	0.10	7,000
Employees, senior executives	2.30	2.30	45,830	0.68	0.68	45,990
Treasury shares	0.38	0.00	7,559	0.11	0.00	7,559
Owners forming part of public finances	0.00	0.00	0	0.00	0.00	0
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Others	0.00	0.00	0	0.00	0.00	0
Total	100.00	100.00	1,995,343	100.00	100.00	6,795,343

Name of owners	Listed series					
	At the beginning of current year (1 January)			At the end of period		
	Owner-ship ratio %	Voting ratio %	Owner-ship ratio %	Voting ratio %	Owner-ship ratio %	Voting ratio %
Domestic institutions/companies	5.22	5.25	104,276	5.25	5.27	104,794
Foreign institutions/ companies	92.09	92.44	1,837,528	90.99	91.33	1,815,517
Domestic private individuals	0.01	0.01	150	0.73	0.74	14,643
Foreign private individuals	0.00	0.00	0	0.35	0.35	7,000
Employees, senior executives	2.30	2.30	45,830	2.30	2.31	45,830
Treasury shares	0.38	0.00	7,559	0.38	0.00	7,559
Owners forming part of public finances	0.00	0.00	0	0.00	0.00	0
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Others	0.00	0.00	0	0.00	0.00	0
Total	100.00	100.00	1,995,343	100.00	100.00	1,995,343

List and presentation of the owners with over 5% of the shares (at the end of the period) in relation to the entire share capital.

Name	Nationality	Operation	Amount (units)	Owner-ship share (%)	Voting ratio (%)	Note
Genesis Capital Management Ltd.	Foreign	Corporation	4,783,292	70.39	70.47	Financial investor
Deutsche Balaton AG	Foreign	Corporation	630,000	9.27	9.28	Financial investor
Acquisition Pro Ltd.	Foreign	Corporation	601,414	8.85	8.86	Financial investor

List and presentation of the owners with over 5% of the shares (at the end of the period) in relation to the listed series.

Name	Nationality	Operation	Amount (units)	Owner-ship share (%)	Voting ratio (%)	Note
Deutsche Balaton AG	Foreign	Corporation	630,000	31.57	31.69	Financial investor
Acquisition Pro Ltd.	Foreign	Corporation	601,414	30.14	30.26	Financial investor
Clearstream Banking S.A.	Foreign	Custodian	295,451	14.81	14.86	Financial investor

At the date of report preparation, Genesis Energy group possesses no treasury shares.

4. The movement of share prices

For the graph reflecting the movement of prices see the appendix.

C. Management, Employment

In line with the new Act on Business Associations, the Company has transformed the structure of its managing bodies, terminated the Supervisory Board and established the Board of Directors, and within this also the Audit Committee has been established. Dr. Gábor Sziklai has resigned from his members, Edward Michael Andrew Mier-Jedrzejowicz has been appointed as a new member.

Type	Name	Position	Start of term	End of term	No. of shares possessed (units)
Board of Directors and management	dr. Gábor Rényi	President – General Manager	1984	2011	45.350
Board of Directors and management	Gabriella Zádorné Prazsák	Deputy General Manager	1994	2011	0
Board of Directors	E.M.A. Mier-Jedrzejowicz		2006	2011	0
Board of Directors and Audit Committee	dr. Zsolt Megyeri		1994	2011	260
Board of Directors	Gábor Kálmán		1999	2011	0
Board of Directors	Robert Stein		2004	2011	0
Board of Directors and Audit Committee	Oszkár Hegedűs		1992	2011	140
Board of Directors and Audit Committee	Erzsébet Birman		1997	2011	240
Board of Directors and Audit Committee	dr. Gábor Urai		1994	2011	0

Detailed description of operation and economic performance

Range of Operations

Genesis Energy PLC. is a member of Genesis Investment Funds Ltd. with its seat on St. Vincent & The Grenadines and which principals have been engaged in investment operations in various high tech industries for several decades. A key objective of the Genesis Investment Funds Ltd. is to utilise its experiences in the area of the production of renewable energy by the manufacture of thin film solar cells making use of solar energy. Genesis Energy PLC., a company with seat in Hungary and listed on the Budapest Stock Exchange intends to undertake significant, leading role in the realisation of plants manufacturing solar cells by using the knowledge and experience of the Genesis group. The required capital will be ensured from foreign and domestic capital market transactions, for which the Company has the appropriate business partners. Shareholders of Genesis Energy succeeded in winning over a team of German experts – with great experience in the construction and professional management of factories producing semi-conductors – to support the plans of the Company as professional managers. Manufacturing equipment will be supplied by a global leading manufacturing company.

With its international management in the Hungarian headquarter, Genesis Energy PLC. plans to establish three plants worldwide, each of a value of almost 100 million Euros, to manufacture thin film solar cells of 5.7 square meters, of a capacity of ca. 300 MWp, in frame of capital export partly from Hungary. Of the studied locations, so far Hungary, Spain and Singapore have proved to be the most favourable in terms of professional and business aspects. Business negotiations on state granted subsidies have been commenced on all the three potential locations. When making the final decision on choosing the locations, the amount of state subsidies available, support from the government and needs of the potential investors will be taken into consideration with a special importance.

The Portfolio

For the year 2006, the Company's basic objective on investments was a complete portfolio cleaning for the new scope of operations. After the consent from the General Meeting, former properties of the Company, together with the related liabilities, were completely bought out. Two new subsidiary companies – Genesis Solar Magyarország and Genesis Solar Espana – have been established to provide an organizational framework in which investments will be implemented. Both subsidiaries have chosen the location for the plant to be built, and have turned to the government authorities to apply for state subsidies.

The explanation, analysis and evaluation of the major changes of the past period, the comparison with the data of the previous year on the basis of consolidated statements prepared in conformity to IFRS:

NAME OF INDICATOR	CALCULATION	PREVIOUS PERIOD (%)	CURRENT PERIOD (%)
Rate of fixed assets	Fixed assets/Total assets x 100	30.1	0.2
Rate of current assets	Current assets / Total assets x 100	69.9	99.8
Capital adequacy	Equity/Total liabilities x 100	83.6	93.6
Rate of liabilities	Liabilities/Equity x 100	19.7	6.8
Liquidity rate	Current assets/Short term liabilities x 100	682.7	1 558.6
Credit ratio	Accounts receivable /Accounts payable x 100	143.3	26.3

Previous period indicated in the above comparison is 31 December 2005.
The consolidation range for the holding has changed from the previous year, and the indicators in the comparison reflect this change.
During the first half of 2006, Genesis Energy sold its interests in Sunbooks Kft, and later in the second half of 2006 all other interests, such as those in BMS Informatikai Kft, in Happy Divatáru Kft, in Novotrading Medical Kft. and in Novotrade (Schweiz) AG. Because of the sale of the latter company, its subsidiaries, i.e. Novotrade (Isle of Man) Ltd., Novoreál Kft. and Novotrade (Cyprus) Ltd. had also been removed from the consolidation range.
In the second half of 2006 we established Genesis Solar Magyarország Kft. and obtained a 97% participation in Genesis Solar Espana S.I.

Lines of the balance sheet and income statement were influenced most of all by the sale of investments. The companies sold had possessed significant properties, accordingly the amount of the following assets, liabilities, income and expenses decreased as a result of their sale:

- machine and equipment
- investments accounted using equity method
- interests in other companies
- accounts receivable
- receivables from related companies
- cash
- accumulated profit reserve
- minority interests
- long term loans
- accounts payable
- net sales
- direct cost of sales
- sales, marketing and administration costs

In addition to the above, the following factors have modified the balance sheet and income statement of the Company:

Increase in other receivables has been the result of sale of investments.

Increase in share has been caused by the purchase of foreign securities (Cogenco International Inc. and Helix Biopharma Corp. shares) realized from capital increase.
Increase in share capital has been the consequence of the capital increase of nominal value of HUF 2.4 billion in 2006.
The change in capital reserve and accumulated profit reserve has been the result of the carry-over in the unconsolidated balance sheet of Novotrade PLC.

In accordance with the regulations of IFRS, expenses related to the launch of the new operation (solar cell production) have been accounted among sales, marketing and administration costs.
Proceeds from the sale of Sunbooks Kft., which was a one-off transaction, are stated among other revenues for the period.
Increase in expenses has been due to the loss from the sale of subsidiaries and shares, the evaluation loss of Helix and Cogenco share as of 31/12/2006, and the evaluation loss of Helix shares at the stock exchange closing price of 2006. Helix is a company listed on the stock exchange of Canada, and – in contrast to our experiences – its share prices have been fluctuating to a great extent.

The above give an explanation for the disimprovement in income from operations.

On the transition to consolidation in conformity to IFRS, in the opening balance sheet for 2004, the passive equity consolidation difference from subsidiaries (negative goodwill) accounted in conformity to the Hungarian Accounting Standards was accounted for accumulated profit reserve at a values of some HUF 618 million. Accordingly, exclusion from the consolidation range in the period could have no income improving effect of the same value.

Due to less cash available, fewer interests were received in the year 2006.
In the previous period, the income from related companies still included the share of the Sunbooks' income for Novotrade group.

Due to the small amount of interests received and paid, and the income from related companies in the period, the profit before tax doesn't significantly differ from income from operations.

Strategic tendency, business policy concept

The objective of Genesis is to integrate technological developments affecting environmentally friendly alternative sources of energy and to participate in their realisation. The business policy plan of Genesis is to become a key participant in the market in the area of the production of thin layer solar cells. For this purpose it plans to build several plants producing solar cells. The financial models promise most attractive recovery and the environmentally friendly technology may further attract investors.

Budapest, 26 April 2007

Gábor Rényi
General Manager



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2006.01.12
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2006.10.26
2006.11.08
2006.11.20
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2006.12.12
2006.12.22
2007.01.08
2007.01.18
2007.01.30
2007.02.09
2007.02.21
2007.03.05
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Német árfolyam


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5
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3
2,5
2
1,5
1
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35000
31500
28000
24500
21000
17500
14000
10500
7000
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2006.01.02
2006.01.12
2006.01.24
2006.02.03
2006.02.15
2006.02.27
2006.03.09
2006.03.21
2006.03.31
2006.04.12
2006.04.24
2006.05.04
2006.05.16
2006.05.26
2006.06.07
2006.06.21
2006.07.03
2006.07.13
2006.07.25
2006.08.04
2006.08.16
2006.08.28
2006.09.07
2006.09.19
2006.09.29
2006.10.12
2006.10.24
2006.11.03
2006.11.15
2006.11.27
2006.12.07
2006.12.19
2007.01.03

1	0	1	8	1	6	7	8	7	4	1	5	1	1	4	0	1

Statistical number

0	1	-	1	0	-	0	4	1	0	2	0

Company registry number

Genesis Energy Nyrt.

1137 Budapest, Szent István krt. 18. 452-1700

2006.
Stand-alone Annual Report

Date: Budapest, 2007. február 14.

BALANCE SHEET	31.12.2005 HUF 000	31.12.2006 HUF 000
ASSETS		
A. FIXED ASSETS	311 974	8 852
I. Intangible assets	11 500	0
Capitalized value of foundation/reorganization expenses		
Capitalized value of research and development		
Concessions, licenses and similar rights	11 500	0
Softwares, trade-marks, patents and similar assets		
Goodwill		
Advances and prepayments on intangible assets		
Adjusted value of intangible assets		
II. Tangible assets	29 081	3 622
Land and buildings and rights to immovables	13 509	0
Machinery, equipment		
Other equipment, fixtures and fittings, vehicles	15 572	3 622
Breeding stock		
Assets in course of construction		
Payments on account		
Adjusted value of tangible assets		
III. Financial investments	271 393	5 230
Long term investments in related companies	270 193	5 230
Long term credit to related companies		
Other long term participations	1 200	0
Long term loan to independent undertakings		
Other long term loans		
Securities signifying a long-term creditor relationship		
Adjusted value of financial investments		
B. CURRENT ASSETS	1 066 327	2 930 703
I. Inventories	0	176 321
Raw materials and consumables		
Work in progress, intermediate and semi-finished products		176 321
Animals for breeding and fattening and other livestock		
Finished products		
Goods		
Advances and prepayments on inventories		
II. Receivables	809 075	1 160 780
Trade debtors	36 469	10 148
Receivables from related undertakings	710 289	40 670
Receivables from independent undertakings		
Bills receivable		
Other receivables	62 317	1 109 962
III. Securities	179 427	1 523 262
Participations in related companies	168 000	0
Other participations	11 427	1 523 262
Treasury shares and own partnership stakes		
Securities signifying a creditor relationship for trading purpose		
IV. Total cash and bank deposits	77 825	70 340
Cash at hand, cheques	207	293
Bank deposits	77 618	70 047
C. ACCRUED AND DEFERRED ASSETS	4 998	2 882
Accrued income	4 507	2 026
Accrued expenses	491	856
Deferred expenses		
TOTAL ASSETS	1 383 299	2 942 437

BALANCE SHEET	31.12.2005 HUF 000	31.12.2006 HUF 000
LIABILITIES		
D. SHAREHOLDERS' EQUITY	950 834	2 773 149
I. Share capital	997 672	3 397 672
including: treasury shares		
II. Share capital unpaid (-)		
III. Capital reserve	525 642	0
IV. Accumulated profit reserve	-540 000	-46 837
V. Restricted reserve		
VI. Revaluation reserve		
VII. Profit or loss for the year	-32 480	-577 686
E. PROVISIONS	0	0
Provision for forward liabilities		
Provision for forward expenses		
Other provisions		
F. LIABILITIES	386 232	115 723
I. Subordinated liabilities	0	0
Subordinated liabilities to related undertakings		
Subordinated liabilities to independent undertakings		
Subordinated liabilities to other economic entities		
II. Long term liabilities	860	0
Long term loans	860	0
Convertible bonds		
Debts on issue of bonds		
Investment and development bank loans		
Other long term bank loans		
Long term liabilities to related undertakings		
Long term liabilities to independent undertakings		
Other long term liabilities		
III. Short term liabilities	385 372	115 723
Short term loans	822	0
- including: convertible bonds		
Short term bank loans		
Advances received from customers		
Accounts payable	8 045	51 011
Bills payable		
Short term liabilities to related undertakings	362 433	0
Short term liabilities to related undertakings		
Other short term liabilities	14 072	64 712
G. ACCRUED AND DEFERRED LIABILITIES	46 233	53 565
Deferred income	82	171
Deferred expenses	45 859	53 394
Accrued income	292	0
TOTAL LIABILITIES	1 383 299	2 942 437

INCOME STATEMENT	31.12.2005 HUF 000	31.12.2006 HUF 000
Net domestic sales	155 097	73 583
Net external sales	3 045	18 328
I. Total sales	158 142	91 911
Prime cost of sales accounted	99 822	54 613
Cost of goods sold	1 226	1 293
Value of services sold (intermediated)	7 131	9 192
II. Direct costs of sales	108 179	65 098
III. Net income from sales	49 963	26 813
Sales and marketing costs	605	244
Administration costs	131 221	141 887
Other general overheads	14 271	25 973
IV. Indirect cost of sales	146 097	168 104
V. Other income	26 560	817 799
including: loss in value marked back		
VI. Other expenses	17 868	943 679
including: loss in value	8 934	102 139
A. Income from operations	-87 442	-267 171
Dividend received	16 520	0
including: from related undertakings	15 600	0
Gain on sale of investments		
including: from related undertakings		
Interest and capital gains on financial investments		
including: from related undertakings		
Other interest and similar income (received or due)	47 633	11 983
including: from related undertakings	36 696	426
Other income from financial transactions	15 733	40 672
VII. Income from financial transactions	79 886	52 655
Losses on financial investments		
including: to related undertakings		
Interest payable and similar charges	6 694	3 141
including: to related undertakings	6 387	0
Losses on shares, securities and bank deposits		
Other expenses on financial transactions	20 860	360 221
VIII. Expenses on financial transactions	27 554	363 362
B. Profit or loss from financial transactions	52 332	-310 707
C. Profit or loss of ordinary activities	-35 110	-577 878
IX.Extraordinary income	2 879	292
X. Extraordinary expenses	249	100
D. Extraordinary profit or loss	2 630	192
E. Income before taxes	-32 480	-577 686
XI. Tax payable		
F. Profit after taxes	-32 480	-577 686
Accumulated profit reserve used for dividends		
Dividends paid (payable)		
G. Profit or loss for the year	-32 480	-577 686

NOTES

A/ GENERAL PART

- Corporate Information

Corporate Name:	Genesis Energy Investment PLC.
Corporate Form:	Public Limited Company
Date of Foundation:	20 December 1983
Range of Operations:	According to its Deed of Foundation, the Company may perform multiple types of operations. Many of these are not practiced. Property management, business management can deemed as the main activity.

- Executives Entitled to Representation:

Name:	Edward Michael Andrew Mier-Jedrzejovicz
Address:	Poland 02-954 Warsaw, Kr.Lowej Marysie ul. 90.
Title:	member of Board of Directors
Name:	Gabriella Zádorné Prazsák
Address:	1029 Budapest, Csatlós u. 34.
Title:	member of Board of Directors
Name:	Dr. Zsolt Megyeri
Address:	5600 Békéscsaba, Corvin utca 14.
Title:	member of Board of Directors
Name:	Gábor Rényi
Address:	1137 Budapest, Szent István park 26.
Title:	member of Board of Directors
Name:	Gábor Kálmán
Address:	1061 Budapest, Anker köz 1.
Title:	member of Board of Directors
Name:	Robert Stein
Address:	GB AL60DA Hertfordshire, Hartford Road 52.
Title:	member of Board of Directors
Name:	Oszkár Hegedűs
Address:	1036 Budapest, Lajos utca 105.
Title:	member of Board of Directors
Name:	Erzsébet Birman
Address:	1052 Budapest, Aranykéz utca 6.
Title:	member of Board of Directors
Name:	Dr. Gábor Urai
Address:	1136 Budapest, Pannónia utca 21.
Title:	member of Board of Directors

- Auditor's Information

Corporate Name: Audisoft Könyvvizsgáló, Adótanácsadó és Könyvelő Kft.
Corporate Address: 1025 Budapest, Szeréna u. 51.
Number of Corporate Registration: 01-09-071784
Chamber Registration Number: 001930

Person in Charge of Auditing:
Name: Dr. Julianna Mencz
Address: 1025 Budapest, Szeréna u. 51.
Chamber Registration Number: 003299

- Person in Charge of Accounting Policy

Name: Eszter Mezeiné Rác
Address: 1038 Budapest, Márton út 9.
Registration number: 114915

- Main features of the accounting policy: The objective of the accounting policy is that the balance sheets provide a fair and reliable picture of the economic operations, wealth and finances of the Company.
Bookkeeping is made in the system of double-entry accounting.
The balance sheet was developed in version „A" as specified by the Act No. C of 2000, Appendix 1, while the income statement with cost of sales method, in version A as specified by Appendix 3 of the same Act.

Objectives: When preparing its reports, the Company shall take into account the information need of foreign shareholders, the information reporting obligations set for companies listed in the stock exchange, and the deadlines set by the tax administration process.
Balance sheet preparation date is 14 February.
Balance sheet date is 31 December.

Applied Valuation Methods: Intangible assets and land, building and equipment are measured at cost, with accumulated depreciation being kept on a separate account.
Inventories in the balance sheet are stated at cost, or at book cost reduced with the accounted impairment, increased with reversed impairment.
The basis for measuring impairment is the known fair value at the date of balance sheet preparation.
The basis for valuating shares is fair value known at the date of balance sheet preparation. In case of companies listed in a stock exchange, the basis for impairment is the ratio of equity/share capital. In case of securities, the basis for valuation is similar as in case of listed companies, while in case of companies not listed on a stock exchange, depreciation shall be stated based on OTC volume.

	When determining impairment in accounts receivable, the Company may apply impairment based on its custom valuation, to an extent exceeding the amount set by the regulations. For cash and cash equivalents, the Company applies the regulations of the Act on Accounting.
Method of depreciation:	In accordance with the Company's activities and the use characteristics of its applied assets. the selected method of depreciation is straight line method (linear), with which the Company accounts depreciation for its assets based on their costs set by the regulations of the Act on Accounting
Accounting simplified depreciation:	Equipment of small value is expensed on acquisition.
Income Statement	Selected method: cost of sales, version „A" as specified by the Act No. C of 2000, Appendix 3;

- Deviation from Accounting Standards: The Company acts in accordance with the regulations of the Act on Accounting in all relevant aspects.

- The numerical analysis of the operation of the Company in business year 2006 is provided in Appendix 2.

- In consideration of the business plans of the Company, its operation is ensured on the long term.

B/ SPECIAL PART

1. Notes to the Balance Sheet

The Company changed no valuation principle or method in the period.
Prepared with the content required by the Act on Accounting, Appendix 3 provides the changes in the gross value of intangible assets and land, building and equipment, and their depreciation.
The Company accounted depreciation in 2006 by an updated depreciation policy. Due to the method of simplified process, equipment of small value was expensed on acquisition.

Change in Equity is shown in Appendix 4.

Prepaid Expenses and Accrued Income

Prepaid expenses (392)	31/12/2006
Insurance fee for 2007	555,155.00
Prepayment of expenses for 2007	300,748.00
Total	855,903.00

Accrued Income (391)	31/12/2006
Billback of public utilities fee for 2006	22,743.00
Other service invoice for 2006	1,627.00
Export service for 2006	2,002,117.00
Total	2,026,487.00

Total Prepaid Expenses and Accrued Income: 2,882,390.00

Accrued Expenses and Deferred Income

Deferred Income (481)	
Bank Interests	171,179

Accrued Expenses (482)	
	37,897,676
Legal fee for 2006	2,000,000
Other services for 2006	5,150,898
Electricity expenses for 2006	38,976
Phone expenses for 2006	141,754
Forwarded costs for 2006	24,860
Auditing for 2006	8,140,000
Total:	53,394,164

Total Accrued Expenses and Deferred Income: 53,565,343

2. Notes to the Income Statement

a) Change in net revenue

aa) by operations (HUF '000)

Trade operations	1,294
Real estate asset management	5,906
Other leasing	400
Business service	61,738
Other revenue	22,573
Total :	91,911

ab) by geographical regions (HUF '000)

Hungary	73,583
Europe	18,328
Total:	91,911

b) Breakdown of types of costs

Type of costs	HUF '000	%
Raw materials and consumables used	336,200	84,3
Of which		
- raw materials	5,447	1,4
- service used	298,350	74,8
- other services	32,403	8,1
Personnel expenses	58,661	14,7
Of which		
- wage costs	34,845	8,7
- other payments to personnel	8,736	2,2
- payroll taxes	15,080	3,8
Depreciation	4,178	1,0
Total:	399,039	100,0

c) Change in cost items studied with special attention

Denomination	Period Previous	Period Current	Index
	HUF '000		%
Services used	150,811	298,350	197,8
Of which			
- rental fee	11,482	9,009	78,5
- auditors' fee	6,940	12,740	183,6
- advertising	657	1,000	152,2
- reporting expenses	1,082	6,288	581,1
- consulting	7,328	146,339	1997,0
- legal services	871	753	86,5
- legal expenses	5,182	14,203	274,1
- other	117,269	108,018	92,1

Changes in the personnel expenses are provided by Appendix 5 as specified by the resolutions of the Act on Accounting.

d) Change in capitalized value of own performance

Denomination	Previous	Current	Change%
Capitalized value of own intellectual property			
Change in self-manufactured inventories		176,321	
Capitalized value of own performance		176,321	

e) The profit/loss of the Company was modified by the following extraordinary items (HUF '000):

Denomination	Amount	Effect on profit
Value of assets found as surplus	292	292
Permanently granted subsidy	100	-100
	Total:	192

f). Items modifying the tax base for corporate income tax are provided in Appendix 6.

C/ INFORMATION

Indemnity issued by the Company: 0 thousand HUF

Value of issued guarantees: 0 thousand HUF

Information on the shares of the Company

Equity of the Company	HUF 3,397,671,500
Number of shares	6,795,343 units
Nominal value	500 HUF/unit
Type of shares	Registered

Amount of other short term receivables from senior executives:
0 thousand HUF.

Contents of attached Appendices:

- Item-by-item analysis of profit/loss (Appendix 1)
- Change in the financial position of the Company (Appendix 2)
- Change in the gross value and depreciation of intangible assets and tangible assets. Change in depreciation by depreciation methods (Appendix 3/a, 3/b, 3/c)
- Change in equity (Appendix 4)
- Change in personnel expenses (Appendix 5)
- Items modifying the base of corporate income tax (Appendix 6)
- Cash flow statements (Appendix 7)
- Interests of the Company (Appendix 8)
- Change in control, influence (Appendix 9)
- Impairment by balance sheet lines (Appendix 10)

Budapest, 14 February 2007

CEO of the Company
(represented by)

Appendix 1

Name of the Company: Genesis Energy PLC.

ITEM-BY-ITEM ANALYSIS OF PROFIT/LOSS

The amount of change in after tax profit is **-545.206** thousand HUF.

Explanation by items:

		HUF '000
-	change in net sales	-66231
-	change in cost of goods sold	-67
-	change in intermdiated services	-2061
-	change in other revenue	791239
-	change in capitalized value of own performance	176321
-	change in raw material costs	471
-	change in service used	-147539
-	change in other services	-26067
-	change in personnel expenses	10368
-	change in depreciation	9647
-	change in other expenses	-925810
-	change in financial profit	-363039
-	change in extraordinary profit	-2438
-	change in corporate income tax	-
Total		-545206

Appendix 2

Name of the Company: Genesis Energy PLC.

SUPPLEMENTARY NOTES

CHANGE IN FINANCIAL POSITION

YEAR 2006

INDICATORS		Previous	Current	Index %
Denomination	Calculations			
1. Rate of Tangible assets	100 * Tangible assets / Total assets	2,10	0,12	5,71
2. Rate of current assets	100 * Current assets / Total assets	77,01	99,60	129,33
3. Capital adequacy	100 * Equity / Total liabilities	68,74	94,25	137,11
4. Rate of liabilities	100 * Liabilities / Equity	40,62	4,17	10,27
5. Liquidity rate	100 * Liquid assets / Liquid liabilities	276,70	2532,52	915,59
6. Return of capital	100 * Profit before tax / Equity			-
7. Return on assets	100 * Profit before tax / All assets			-
8. Pre-tax margin	100 * Profit before tax / All net revenue			-
9. Dividend payable	100 * Profit after tax / Share capital			-
10. Cost ratio	100 * All expenses / All net revenue	160,79	253,73	157,80

Appendix 3/a

Name of the Company: Genesis Energy PLC.

CHANGE IN THE GROSS VALUE OF INTANGIBLE ASSETS AND TANGIBLE ASSETS
IN THE YEAR 2006

in HUF '000

Denomination	Opening balance	In the period		Transcateg.	Closing balance
		increase	decrease		
I. Total intangible assets	104066		104066		
I/1 Rights representing assets	11500		11500		
I/2 Goodwill					
I/3 Intellectual property	92566		92566		
I/4 Cap. value of research and dev. costs					
I/5 Cap. value of found. and restr. costs					
Of which from group members					
II. Total tangible assets	128248	3959	123849		8358
II/1 Land and buildings	35932		35932		
II/2 Machinery and equipment					
II/3 Other equipment	92316	3959	87917		8358
II/4 Investments					
II/5 Advance payment for investments					
Of which from group members					
Total intangible assets and tangible assets:	232314	3959	227915		8358

Appendix 3/b

Name of the Company: Genesis Energy PLC.

CHANGE IN THE DEPRECIATION OF INTANGIBLE ASSETS AND TANGIBLE ASSETS IN THE YEAR 2006

HUF '000

Denomination	Opening balance	In the period		Transcat.	Closing balance
		increase	decrease		
I. Total intangible assets	92566		92566		
I/1 Rights representing assets					
I/2 Goodwill					
I/3 Intellectual property	92566		92566		
I/4 Cap. value of research and dev. costs					
I/5 Cap. value of found. and restr. costs					
Of which from group members					
II. Total tangible assets	99167	4178	98609		4736
II/1 Land and buildings	22423	458	22881		
II/2 Machinery and equipment					
II/3 Other equipment	76744	3720	75728		4736
II/4 Investments					
Of which from group members					
Total intangible assets and tangible assets:	191733	4178	191175		4736

The Company took the opportunity of simplified depreciation provided by the Act on Accounting and equipment costing less than HUF 50,000 was expensed on acquisition.

Appendix 3/c

Name of the Company: Genesis Energy PLC.

CHANGE IN DEPRECIATION BY DEPRECIATION METHODS

Denomination	As planned			In addition to planned
	Straight line (Linear)	Degressive	In proportion with performance	
I. Total intangible assets				
I/1 Rights representing assets				
I/2 Goodwill				
I/3 Intellectual property				
I/4 Cap. value of research and dev. costs				
I/5 Cap. value of found. and restr. costs				
Of which from group members				
II. Total tangible assets	4178			
II/1 Land and buildings				
	458			
II/2 Machinery and equipment				
II/3 Other equipment	3720			
II/4 Investments				
Of which from group members				
Total depreciation in 2006:	4178			

Appendix 4

Name of the Company: Genesis Energy PLC.

CHANGE IN EQUITY

HUF '000

Denomination	Opening	Change		Closing	Notes
		Increase	Reduction		
SHARE CAPITAL Capital increase Withdrawal Other	997 672	 2 400 000		3 397 672	
CAPITAL RESERVE Premium of capital increase Supplement from accumulated profit reserve due to losses Other	525 642	 1	 32 480 493 163		
ACCUMULATED PROFIT RES. Profit of the year 2005 Profit of the year 2006 Supplement from capital res. Capital increase Dividend Other	-540 000 -32 480	493 163 32 480	 577 686	-46 837 -577 686	
Total	950 834	2 925 644	1 103 329	2 773 149	

Appendix 5

Name of the Company: Genesis Energy PLC.

CHANGE IN PERSONNEL EXPENSES

Denomination	Headcount persons	Wage cost	Remuneration HUF '000	Benefit	Other payment to personnel
Blue collar	1	1860			379
White collar	10	32985			4710
Out of personnel					
Management					
Managing Body					
Supervisory Board	2		2 640		
Total Company		34845	2 640		5089

The average statistical headcount of the company is ......11.... persons.

Appendix 6

Name of the Company: Genesis Energy PLC.

ITEMS MODIFYING THE BASE OF CORPORATE INCOME TAX

Denomination	Amount HUF '000	Future effect
Items reducing profit before tax		
Depreciation accounted in accordance with tax regulations and calculated book cost at the date of writing off assets from the book	4178	
Total:	4178	
Items reducing profit before tax		
Depreciation accounted as expenses according to Act on Accounting and calculated book cost at the date of writing off assets from the book	6007	
Subsidy given without repayment	100	
Expenses not related to operation	83	
Total:	6190	

Appendix 7

Name of the Company: Genesis Energy PLC.

CASH FLOW STATEMENTS

		Previous HUF '000	Current
I. Cash flows from operating activities		-401,207	-2,579,968
1. Loss before tax	+/-	-32,480	-577,686
2. Depreciation expense	+	13,825	4,178
3. Investment write off	+	8,934	102,139
4. Change in provisions	+/-		
5. Gain on sale of fixed assets	+/-		
6. Change in other long term liabilities	+/-		-39,786
7. Change in accounts payable	+/-	2,714	42,966
8. Change in other liabilities	+/-	-38,210	-147,227
9. Change in accrued expenses and deferred income	+/-	38,351	7,332
10. Change in accounts receivable	+/-	-13,577	-26,321
11. Change in current assets /excluding accounts receivable and liquid assets/	+/-	-379,395	-1,947,679
12. Change in prepaid expenses and accrued income	+/-	-1,369	2,116
13. Income tax paid	-		
14. Dividends, profit sharing paid	-		
II. Cash flows from investing activities		167,114	338,730
15. Purchase of fixed assets	/-/	-916	-9,323
16. Proceeds from sale of fixed assets	/+/	168,030	348,053
17. Dividends received	/-/		
III. Cash flows from financing activities		28,524	2,233,753
18. Proceeds from share issue	/+/		2,400,000
19. Proceeds from issue of bonds	/+/		
20. Proceeds from long term borrowing	/+/	73,264	
21. Received cash	/+/		
22. Share withdrawal	/-/		
23. Redeemed bonds	/-/		
24. Repayment of debt	+/-	-44,740	-166,247
25. Non-repayable assets transferred	/-/		
IV. Change in cash		-205,569	-7,485

Name of the Company: Genesis Energy PLC.

Appendix 8

Interests of the Company

Subsidiary companies

Corporate Name	Equity	Seat	Share capital	Reserves	Interest %	Profit/loss for the year
Genesis Solar (Mo.) Kft.	2948 eFt	Hungary	3000 th HUF	-19 th HU	100,0	-33 th HUF
Genesis Solar Espana S.I.	-14659 EUR	Spain	3006 EUR		97,0	-17665 EUR

Appendix 9

Change in Control

Companies in which Genesis Energy PLC. has an influence of direct control.

Név	Seat	Share capital	Currency	Voting ratio (%)
Genesis Solar (Mo.) Kft.	Hungary	3000	th HUF	100
Genesis Solar Espana S.I.	Spain	3006	EUR	97

Companies in which Genesis Energy PLC. has an influence of majority control:

none

Companies in which Genesis Energy PLC. has a significant influence:

none

Appendix 10

Name of the Company: Genesis Energy PLC.

IMPAIRMENT BY BALANCE SHEET LINES

Denomination	Opening balance	Current year			Closing balance
		Increase	Reduction	Reverse	
A. Fixed assets					
III. Financial investments	203515	0	203515	0	0
Long term investment in related companies	116448	0	116448	0	0
Other long term investment	87067	0	87067	0	0
B. Current assets					
I. Depreciation on inventories	0	0	0	0	0
Goods	0	0	0	0	0
II. Receivables	44218	0	44218	0	0
Accounts receivables	11666		11666	0	0
Receivables from related companies	457		457		0
Other receivables	32095	0	32095	0	0
III. Securities	0	0	0	0	0
Other shares and investments	0	102139	0	0	102139

INDEPENDENT AUDITORS' REPORT

To the Shareholders of GENESIS ENERGY INVESTMENT PLC

We have audited the accompanying annual report of GENESIS ENERGY INVESTMENTS PLC. for the year 2006, which annual report comprises the balance sheet as of 31 December, 2006 – in which the balance sheet total for both assets and liabilities is HUF **2.942.437** thousand, the profit/loss for the year is HUF **577.686** thousand loss –, and the income statement, and supplementary notes for the year ending at this date.

Management is responsible for the preparation and fair presentation of this annual report in accordance with the regulations of the Act on Accounting and the general Hungarian accounting standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual report that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on the annual report based on our audit, and to assess the accordance of the business report and the annual report. We conducted our audit in accordance with the Hungarian National Standards on Auditing and the laws and other legal regulations on auditing effective in Hungary. These require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the annual report in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the annual report. Our duty in connection with the business report was limited to the assessment of the accordance of the business report and the annual report, and didn't include any reviews of other information derived from the non-audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our audit, we investigated the annual report of GENESIS ENERGY PLC., its parts and items, and the accounting and documents verifying them in accordance with the effective national standards on auditing, and we obtained sufficient and appropriate audit evidence about the fact that the annual report was prepared in accordance with the Act on Accounting and the general accounting principles.

In our opinion, the annual report gives a true and fair view of the properties, the financial and income position of GENESIS ENERGY Plc. as of 31 December 2006. The business report is in accordance with the figures of the annual report.

Budapest, 26 April 2007.

Signature of the Representative of the Auditor
Name of representative: *dr. Julianna Mencz*
Name of Auditor: *AUDISOFT Kft*
Seat of Auditor: *1025 Budapest, Szeréna u. 51.*
Registration Number: *001930*

Signature of Registered Auditor
Name of Registered Auditor: *dr. Julianna Mencz*
Chamber Registration Number: *003299*

GENESIS ENERGY PLC.
CONSOLIDATED ANNUAL REPORT
31 December 2006

GENESIS ENERGY PLC.
CONSOLIDATED BALANCE SHEET

In HUF '000

	Notes	31 December 2005	31 December 2006
ASSETS			
Fixed assets			
Land, building and equipment	3	267 439	3 622
Intangible assets	4	44 417	
Goodwill			1 494
Investments accounted using equity method		112 325	
Other invested financial assets	5	251 302	
Total fixed assets		675 483	5 116
Current assets			
Inventories		76 967	
Receivables and accrued assets	6	1 251 588	1 164 122
Securities	7	57 118	1 494 758
Total cash and bank deposits		179 270	72 994
Total current assets		1 564 943	2 731 874
TOTAL ASSETS		2 240 426	2 736 990
LIABILITIES			
Shareholders' equity			
Subscribed capital	8	997 672	3 397 672
Capital reserve		525 642	
Accumulated profit reserve	9	300 176	-835 833
Minority interests		48 916	-123
Total shareholders' equity		1 872 406	2 561 716
Long term liabilities			
Long term loans		138 795	
Total long term liabilities		138 795	
Short term liabilities			
Short term loans		9 672	
Other short term and accrued liabilities	10	219 553	175 274
Total short term liabilities		229 225	175 274
TOTAL LIABILITIES		2 240 426	2 736 990

GENESIS ENERGY PLC.
CONSOLIDATED INCOME STATEMENT

In HUF '000

	Notes	2005	2006
Total sales		962 557	460 993
Direct costs of sales		-428 119	-220 956
Gross Margin		534 438	240 037
Sales, marketing and administration costs	11	-654 576	-584 547
Other income	12	42 060	217 029
Other expenses	13	-31 522	-1 252 186
Income from operations		-109 600	-1 379 667
Interests received		67 535	18 466
Interest paid		-9 433	-6 523
Income from affiliated companies		-162 554	3 174
Profit or loss before tax and minority interest		-214 052	-1 364 550
Tax payable		-4 867	-941
Profit before minority interest		-218 919	-1 365 491
Minority interest		-2 231	-3 664
Profit or loss for the year		-221 150	-1 369 155

Income per share

Normal (HUF/share)	14	-111	-424
Diluted (HUF/share))	14	-111	-424

GENESIS ENERGY PLC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In HUF '000

	Subscribed capital	Capital reserve	Profit reserve	Minority interests	Total
1 January 2005	997 672	533 606	452 164	55 086	2 038 528
Loss for the year 2005			-221 150		-221 150
Profit attributable to minority shareholders				2 230	2 230
Carry-over from capital reserve to accumulated profit reserve		-7 964	7 964		0
Foreign exchange gain/loss			61 198		61 198
Dividend from subsidiaries to minority shareholders				-8 400	-8 400
31 December 2005	997 672	525 642	300 176	48 916	1 872 406
Loss for the year 2006			-1 369 155		-1 369 155
Profit attributable to minority shareholders				3 664	3 664
Carry-over from capital reserve to accumulated profit reserve		-525 642	525 642		0
Foreign exchange gain/loss			-292 496	2	-292 494
Capital increase	2 400 000				2 400 000
Acquisition of subsidiaries				23	23
Net change of subsidiaries excluded from consolidation due to sale				-52 728	-52 728
31 December 2006	3 397 672	0	-835 833	-123	2 561 716

GENESIS ENERGY PLC.
CONSOLIDATED CASH FLOW STATEMENT

In HUF '000

	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before minority interest	-214 052	-1 364 550
Depreciation expense	86 408	27 804
Receivables write off	8 934	
Investment write off	4 046	102 139
Foreign exchange gain/loss	38 755	-292 494
Gain on sale of land, building, equipment and intangible assets	435	-42 347
Gain on sale of financial investments		-52 607
Profit/loss on associated companies	162 553	-3 174
Change in minority interest		-52 705
Change in short-term investments		-1 539 779
Change in receivables and accrued assets	-273 037	87 466
Change in inventories	-41 895	76 967
Change in short term, other and accrued liabilities	48 338	-44 279
Income tax paid	-4 867	-941
NET CASH USED IN OPERATING ACTIVITIES	-184 382	-3 098 500
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of land, building, equipment and intangible assets	-80 825	-3 958
Proceeds from sale of land, building, equipment and intangible assets	3 550	326 735
Purchase of investments		-1 494
Proceeds from sale of investments		387 930
Change in other financial investments	-10 634	31 478
NET CASH FROM INVESTING ACTIVITIES	-87 909	740 691
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from new shares issued		2 400 000
Proceeds from short term loans and borrowings	7 400	
Repayment of short term loans and borrowings	-1 367	-9 672
Proceeds from long term loans and borrowings	63 453	
Repayment of short term loans and borrowings	-46 674	-138 795
Dividend paid to minority interests	-8 400	
NET CASH GENERATED FROM FINANCING ACTIVITIES	14 412	2 251 533
NET CHANGE IN CASH	-257 879	-106 276
Cash at the beginning of the year	437 149	179 270
Cash at the end of the year	179 270	72 994

NOTES TO THE CONSOLIDATED ANNUAL REPORT OF GENESIS ENERGY PLC. FOR THE YEAR 2006

1. GENERAL

THE BASIS OF THE PREPARATION OF THE REPORT

Genesis Energy Public Limited Company is a company registered in Hungary, and is performing its operations in conformity to the relevant Hungarian legal regulations, keeping its accounts and financial records as required by the Hungarian accounting standards. Genesis Energy PLC. consolidated the data of the Group for the year 2006 according to the IAS-IFRS approved by the European Union.

The Genesis Energy Group had introduced in 2005 and employed also in 2006 all the new and modified standards and interpretations issued by the International Accounting Standards Commission (IASB) and the IASB's International Report Preparation Interpretation Commission (IFRIC) which are significant for the appraisal of the operation of the Company.

THE CONSOLIDATED GROUP MEMBERS

In accordance with the Acto on Accounting and the Regulations for Listing, Continued Trading and Disclosure of BSE, Genesis Energy PLC is obliged to prepare annual audited consolidated balance sheet, income statement, supplementary notes and business report.
Because of its determining ownership ratio, the Company has determining control over its subsidiaries, and so there is comprehensive consolidation in conformity to the IAS 27 Consolidated and individual financial statements accounting standard.

We determined the consolidation range in accordance with the regulations of the International Accounting Standard.

According to the standard, if an economic organisation is controlled by another company (the parent company) by having determining effect on it, it shall be deemed as subsidiary company.

On the basis of the consideration specified by the standard, the following companies have become consolidated:

Name	Place of registration	Registered capital	Equity	After-tax profit	Currency	Ownership ratio %
Genesis Solar Espana S.I.	Spain	3	-15	-18	(000) EUR	97
Genesis Solar Magyarország Kft.	Hungary	3 000	2 948	-52	(000) HUF	100

During the first half of 2006, Genesis Energy sold its interests in Sunbooks Kft, and later in the second half of 2006 all other interests, such as those in BMS Informatikai Kft, in Happy Divatáru Kft, in Novotrading Medical Kft. and in Novotrade (Schweiz) AG. Because of the sale of the latter company, its subsidiaries, i.e. Novotrade (Isle of Man) Ltd., Novoreál Kft. and Novotrade (Cyprus) Ltd. had also been removed from the consolidation range.

In they year 2005 and in the first half of 2006, the following subsidiaries were consolidated:

Name	Place of registration	Registered capital	Currency	Holding ownership %
BMS Informatikai Kft.	Hungary	45 000	(000) HUF	67

Novoreál Kft.	Hungary	190 640	(000) HUF	100
Novotrade (Cyprus) Ltd.	Cyprus	1	(000) CYP	100
Novotrade (Isle of Man) Ltd.	Isle of Man	2	(000) GBP	100
Novotrade (Schweiz) AG	Switzerland	1 050	(000) CHF	100
Novotrading Medical Kft.	Hungary	57 000	(000) HUF	65

According to the IAS 31 standard "interests in joint companies", an economic organisation shall be considered as being under joint management when the parent company (consolidated subsidiaries of the parent company) or one or more companies have voting right on the parity basis. The company under joint management is controlled by the parent company and /or its subsidiary jointly with another entrepreneur. The parity basis: 50-50%, 33-33-33%.

The Genesis Energy Group has no company under joint management.

According to IAS 28 standard "investments in affiliated companies", an economic organisation not fully included in consolidation is to be considered as affiliated company where the parent company or its consolidated subsidiary has significant participation and has definitive influence on the business and financial policy of the economic organisation.

On 31 December 2006, the Genesis Energy Group had no affiliated company.

In the year 2005, the following affiliated companies were consolidated using equity method:

Name	**Place of registration**	**Registered capital**	**Currency**	**Extent of holding influence %**
Happy Divatáru Kft.	Hungary	16 790	(000) HUF	49
Nagykörúti Üzletház Rt.	Hungary	24 500	(000) HUF	24
Sunbooks Kft.	Hungary	418 000	(000) HUF	49

The parent company
- has no contractually transferred voting right to be exercised instead of others,
- has no voting right to be transferred to it as collateral to be exercised on the basis of instructions of third person,
- has no voting right possessed as guarantor, or any obtained right.

2. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING CONVENTION

The financial statements were prepared in accordance with the International Financial Reporting Standards. The financial statements follow the principle of historic cost, except for financial assets intended to be sold, where the valuation took place at fair value.

THE BASIS OF CONSOLIDATION

The consolidated financial statements are composed of the financial statements of the Company and of those business units which are controlled by the Company. The concept of control exists when the Company has the rights by which it can determine the financial and operation principles of the business unit in order to obtain a share in the benefits of the operation of the business unit.

The consolidated income statement includes the results of the subsidiaries, obtained or sold since the date of acquisition up to the actual date of sale. If needed, the Company can modify the financial statements of the subsidiaries in order to achieve uniform settlement.
The transactions within the group, the balances between the members of the group, the incomes and costs settled between the members are screened in the course of consolidation.

Minority participation is separately stated within the equity of the Group. Minority participations include external participations existing on the date of consolidation as well as the share of minority ownership participation from the changes taking place in the equity since the inclusion.

CONFORMITY TO STANDARDS

The members of the Group keep their accounts and prepare their reports in conformity to the laws in force in Hungary and Spain. The attached consolidated annual report is the International Financial Report which had been prepared in conformity to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) taking into account the SIC and IFRIC interpretations. Accordingly, it also contains modifications which are not present in the specific reports prepared in conformity to local acts and regulations.

GOODWILL

The goodwill of the subsidiary and that emerging at the acquisition of the jointly managed company are identical with the value by which the cost of acquisition surpasses the ownership share of the Group in the net real fair value of the identifiable assets, liabilities and conditional liabilities of the subsidiary and the jointly managed company, calculated on the date of acquisition. The goodwill is first settled as asset calculated at cost, later it is stated at cost net of accumulated loss of value.
Impairment accounted on goodwill cannot be reversed in the next period.

THE SETTLEMENT OF SALES INCOME

The Company settles sales income in conformity with IAS 18 Incomes standard. The standard permits the recognition of sales income in the following cases:

- When products are sold: the significant risks attached to ownership right and the incomes had been transferred, the sales income and cost of the transaction can be reliably measured and it can be expected that money will flow to the seller in connection with the transaction.
- When service is provided: it is possible to reliably measure sales income, costs, profit and the rate of performance.

TRANSACTIONS CARRIED OUT IN FOREIGN CURRENCY

Every member of the Group has specific financial statements prepared in the currency of the determining economic environment in which the given unit operates (functional currency). For the purpose of consolidation we change the result and financial position of every unit into HUF, which is the currency for the presentation of consolidated financial statements.

When preparing the specific financial statements of the subsidiaries we record the transactions the currency which differs from the functional currency of the subsidiary (foreign currency) at the exchange rate valid on the date of transaction. On each balance sheet dates the monetary items defined in foreign currency are recalculated at the exchange rate valid on the balance sheet date. The non-monetary items determined in foreign currency which are appraised at fair value are recalculated on the balance sheet date by using the exchange rate valid on the day when the fair value was determined. For non-monetary items registered at cost and in foreign currency we do not take into account the change in exchange rate when performing the valuation on the balance sheet date.

When monetary items are settled and when performing valuation on the balance sheet date, exchange rate differences are settled by crediting/debiting the result of the period.

In order to prepare the consolidated financial statements we recalculate the value of the assets and liabilities (together with the comparative data) of the foreign operation units of the Group into HUF by using the HNB exchange rate valid on the balance sheet date. For the recalculation of incomes and expenditures (including also comparative data) we use the average exchange rate of the period. The exchange rate differences arising during the calculations are settled as part of equity. Such exchange differences are settled to the detriment/benefit of the result when the foreign operation unit is cancelled.

INVENTORIES

Inventories are stated on the balance sheet based on physical inventory taking at cost, and idle and slow moving stocks are stated at net of loss in value. When the stock is possessed by the Group the decrease in inventories is settled at weighted average price.

RECEIVABLES

The Group records and administers receivables from buyers and other receivables at invoiced value, net of the loss in value settled because of the uncertainty of realisation. Whenever there is any doubt that the full sum could not be realised the receivable shall always be evaluated. Receivables related to affiliated parties are recorded and administered at cost.

LIABILITIES

The Group records and administers liabilities to suppliers and other liabilities at cost (whether or not they had already been invoiced to Group members). This value is the fair value of the goods and services to be paid at some later date.

TANGIBLE ASSETS

We state the value of land, building and equipment at cost net of accumulated depreciation.

We state furnishing and assembly items at historic value net of accumulated depreciation and probable loss in value.

Depreciation reduces the historic cost or calculated value of the asset, except for land and investment in progress, in the case of which only loss in value can be settled.

We settle depreciation proportionately during the estimated useful life span of the asset.

Buildings	50 years
Buildings leased out	20 years
Machines and equipment	7 years
Vehicles	5 years

The gross value of assets no longer used or removed from the books under some other title is cancelled net of accumulated depreciation. The net result is stated among other incomes or other expenditures.

The profit or loss resulting from the cancellation of tangible asset are identical to the difference in the income obtained when the asset is sold and its book value and the result are settled by debiting/crediting the result.

INTANGIBLE ASSETS

Intangible assets contain primarily the purchased intellectual product at cost net of depreciation. They are depreciated during terms of 3-6 years as estimated as being their useful life span, and linear method is used for calculating depreciation.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are stated on the balance sheet of the Group when the Group obtains contractual right of disposal over the given financial instrument.

FINANCIAL ASSETS

The settlement and cancellation of investments take place on the trading days on which the contract on the purchase or sale of the investment specifies realisation, taking into account the time frame, considering the time frames set by the market conditions. The investments are recorded at historic cost which may be increased by the relevant direct transaction costs.

The debt securities for which the Group has definite intention and capacity to retain until maturity are stated at cost on subsequent balance sheet dates. Such value can be reduced by loss in value settled for sums which will not be recovered. We settle loss in value by debiting the result if the loss of the value of the asset can be proven without doubt. The loss in value can be reversed during the forthcoming periods if the increase of the sum recovered from the investment was undoubtedly caused by some event which occurred after the settlement of the loss of value.

Financial assets of trading purpose and marketable financial assets are stated at fair value. In the case of assets used for trading purpose the gain/loss arising from the change in fair value form part of the result of the given period. In the case of marketable financial assets the gain/loss arising from the change in fair value is settled directly from/to equity until removed from the books or until they lose their value. In the latter case the accumulated gain or loss settled in equity will be transferred into the result of the period.

The loss in value settled from the result for the investments qualified as marketable cannot be reversed against the result in the forthcoming periods.

The price established on the markets is regarded as the fair value of investments with active trading on the financial markets. In the case of investments which are not actively traded or for which the price used in trade could not be regarded as reliable measure, the fair price of similar investments or future cash-flow linked to the investments are the basis for determining the price. Investments for which the market price cannot be determined are stated in the books at cost net of possible loss in value.

CASH AND CASH EQUIVALENTS

The stock of cash and cash equivalents are composed of cash, sight deposits and short-term, high liquidity investments which can be fast and easily exchanged into cash, the value of which is known in advance and are subject of insignificant risk of loss in value. Cash equivalents are the securities with maturity date within three months after the date of purchase.

DEPRECIATION OF ASSETS

The book value of assets is revised when conditions change or events occur on the basis of which it is likely that the book value surpasses the fair value. If the above conditions arise and the book value surpasses the estimated fair value, the assets or the cash producing units are written off up to the fair value.
The fair value in this case is the higher of the net sales price and the user value. The loss in value is stated in the income statement.

PROVISIONS

We make provision in case the Group has current liability which is the consequence of some past event and it is likely that the Group will have to meet that liability. The provisions are the best estimates of the management on the expenditures related to the settlement of the liability, applying to the balance sheet date.

EARNINGS PER SHARE

For the determination of the earnings per share we divide net profit by the weighted average of the number of traded shares.

ESTIMATIONS

The preparation of financial statements which are in conformity to the IFRS principles require the management to make estimations and use assumptions which affect the value of assets and liabilities on the balance sheet date as well as the sum of sales income and costs of the given period. Such estimations affect the loss in value settled on doubtful receivables, expected life-span of tangible assets and intangibles, certain cost accruals, the possibility to settle incomes and costs, recovery of latent taxes. Actual results may differ from such estimations.

TAXATION

The rate of tax depends on the tax liability determined on the basis of the acts on corporate tax and dividend tax, and is modified with deferred tax.

Deferred tax is determined on the basis of "balance sheet liability" method. Deferred tax arises in the cases when there is a time difference between the accounting of an item according to the Act on Accounting and the Act on Taxation. The establishment of deferred tax receivable and tax liability takes place by using the tax rates of the taxable income of years when the differences arising due to timing difference are expected to be recovered. The deferred tax liability and tax receivable reflect the tax régimen applying on the balance sheet date in relation to assets and liabilities established by the Group.

Deferred tax receivable can be stated on the balance sheet only when it is likely that during its future operation the Group will produce tax base in relation to which deferred tax can be realised. On the balance sheet turning date the Group takes into consideration its non-recovered deferred tax receivable and liability and takes into account such part of its not acknowledged receivable which may be recovered as reduction of the tax on future profit. Accordingly, the Group can reduce its deferred tax receivable by the sum which is not expected to be covered by the taxable profit.

The Group did not have to declare deferred tax in 2005 or in 2006.

TREASURY SHARES

The repurchased Genesis Energy shares are stated within equity. The Company settles against the profit reserve the gain or loss on the sale of treasury shares or the difference arising when they are repurchased.

PRESENTATION OF SEGMENT INFORMATION

The result of the individual operations (business segments) include the incomes and expenditures directly related to the segment as well as result items justified to be attached to the segment from the total result of the Company.

The non-distributed items include the overhead and administration costs of the Company related to the Group as a whole, as well as assets which cannot be directly attached to the operation of segments. This last category includes for instance short- and long term investments and liabilities which are settled for the purpose of financing rather than operation.

The Company operates mainly in Hungary.

TERMINATED OPERATIONS

According to the IFRS 5 standard "Terminated operations", some operation can be rated as terminated when the assets needed to continue the given operation are intended to be sold or if the Group actually terminated the operation. Assets are intended to be sold when the income covering the book value is intended to be basically realised from the sale of the asset and not by further continuous operation.

3. LAND, BUILDING AND EQUIPMENT

Data in thousand HUF

Denomination	Land and Building	Equipment	Total
Gross value			
1 January 2006	188 110	383 571	571 681
Increases		3 958	3 958
Decreases and disposals	-188 110	-379 171	-567 281
31 December 2006	0	8 358	8 358
Accumulated depreciation			
1 January 2006	111 056	193 186	304 242
Increases	212	19 545	19 757
Decreases and disposals	-111 268	-207 995	-319 263
31 December 2006	0	4 736	4 736
Net book value			
1 January 2006	77 054	190 385	267 439
31 December 2006	0	3 622	3 622

4. INTANGIBLE ASSETS

Data in thousand HUF

Denomination	Software	Others	Total
Gross value			
1 January 2006	171 900	1 689	173 589
Increases			
Decreases and disposals	-171 900	-1 689	-173 589
31 December 2006	0	0	0
Accumulated depreciation			
1 January 2006	128 517	655	129 172
Increases	7 879	168	8 047
Decreases and disposals	-136 396	-823	-137 219
31 December 2006	0	0	0
Net book value			
1 January 2006	43 383	1 034	44 417
31 December 2006	0	0	0

5. OTHER INVESTED FINANCIAL ASSETS

Data in thousand HUF

Denomination	2005.12.31	2006.12.31
Interests in other companies	219 824	0
Long term loans given	31 478	0
Total	251 302	0

6. RECEIVABLES AND ACCRUED ASSETS

Data in thousand HUF

Denomination	2005.12.31	2006.12.31
Accounts receivable	233 795	14 983
Receivables from associated companies	766 823	
Receivables from other associated companies	26 960	
Loans advanced	137 099	18 269
Tax receivables	6 563	10 582
Receivables from the sale of investment	39 817	439 393
Receivable from the assignment of receivables	18 003	397 607
Advance payments made	3 350	279 937
Other receivables	16 388	469
Accrued assets	2 790	2 882
Total	1 251 588	1 164 122

7. SECURITIES

Data in thousand HUF

	2005.12.31	2006.12.31
Shares traded on the Stock Exchange	40 187	439 436
Other shares		1 055 322
Government bonds	16 931	
Total	57 118	1 494 758

8. REGISTERED CAPITAL

The issued share capital is HUF 3.397.671.500. The face value of the shares is HUF 500/ unit. The share capital issued by the Company is composed of 6.795.343 shares.

9. ACCUMULATED PROFIT RESERVE

The amount of accumulated profit reserve available for distribution of profit is based on the Company's report prepared in accordance with the Hungarian Act on Accounting, not on this IFRS report.

10. LIABILITIES AND ACCRUED LIABILITIES

Data in thousand HUF

Denomination	2005.12.31	2006.12.31
Suppliers	163 130	56 979
Tax payable	33 441	1 706
Liabilities to employees	1 032	
Liabilities due to cash pool		62 533
Other liabilities	6 352	491
Accrued liabilities	15 598	53 565
Total	219 553	175 274

11. SALES, MARKETING AND ADMINISTRATION COSTS

Data in thousand HUF

Denomination	2005	2006
Material type expenditures	323 525	421 858
Personnel costs	252 450	134 885
Depreciation	78 601	27 804
Total	654 576	584 547

12. OTHER INCOME

Data in thousand HUF

Denomination	2005	2006
Gain on the sale of investments		155 554
Gain on the sale of tangible and intangible assets		42 347
Indemnifications, interests on delay	22 506	380
Dividends received	1 278	
Foreign exchange gain/loss	561	
Gain on the sale of shares	2 989	
Evaluation gain on securities	11 653	
Others	3 073	18 748
Total	42 060	217 029

13. OTHER EXPENSES

Data in thousand HUF

Denomination	2005	2006
Loss on the sale of investments		697 663
Foreign currency loss on securities		255 840
Valuation loss of securities		130 643
Loss on the sale of securities		78 116
Loss on the sale of receivables		49 512
Net of exchange loss other than securities		24 401
Taxes	14 736	3 234
Bad and waived receivable	150	357
Impairment of receivables	8 934	
Impairment of investments	4 046	
Loss on the sale of land, building and equipment, and intangible assets	435	
Other	3 221	12 420
Total	31 522	1 252 186

14. EARNINGS PER SHARE

For the calculation of earnings per share in both years we divided the sum of retained profit with the number of shares possessed by third parties. In 2005 this latter amounted to 1.987.784 units, while the weighted average of share in 2006 was 3.228.241 units.

15. INFORMATION PER SEGMENT

From the aspect of control, the operation of the Group in 2006 could be put into two groups: trading and service provision operations. The Group regards these business lines as primary segments.

Data in thousand HUF

Denomination	Trade		Service	
	2005	2006	2005	2006
Sales income	508 107	240 145	454 450	220 848
Direct costs	307 591	164 327	120 528	56 629
Gross profit	200 516	75 818	333 922	164 219

For the time being we do not differentiate between geographical segments as the Group has operated mainly in Hungary.

16. FINANCIAL ASSETS

FOREIGN CURRENCY MANAGEMENT

The financial assets subject to potential foreign currency risks of the company are mainly the foreign currency receivables.

CREDIT RISK

The Company is exposed to potential credit risk concentration due to its financial assets, securities and accounts receivables. The Company keeps its financial assets most of all in CIB Bank, its securities in Basler Kantonalbank, Zürich. Due to the homogeneousness of geographical areas, credit risk is limited. Accordingly the credit risk concentration at the Company is not significant.

FAIR VALUE

On 31 December 2007 the booked value of financial assets, receivables and liabilities was approximately identical to their fair value due to the short term nature of those assets and liabilities. Receivables are stated with consideration of the impairment accounted on bad debt.

17. SENIOR EXECUTIVES

Among senior executives, members of the Supervisory Board received remuneration as follows:

Data in thousand HUF

Denomination	2005	2006
Short term benefits	2.880	2.880

The management of the Group is not entitled to any long term benefit or benefit after the end of their employment term.

18. EVENTS AFTER THE BALANCE SHEET DATE

New shares from equity increase were listed on 10 January 2007.

On 26 February 2007, the Ministry of Economy and Finance of Spain informed Genesis Solar Espana S.I., the subsidiary of Genesis Energy Investment PLC. that the project plan BAHIACÁDIZ filed in on 31 October 2006, in frame of which the Company plans to establish a plant for producing solar cells of a capacity of 80 Mwp, was investigated by the Ministry and taken as a project to be supported. The Ministry of Economy and Finance noted to the involved local government of Andalucía that a technological project like this was in accordance with the strategic plans of the government, and it is desirable and worthy of supporting that the plant will be established on its planned location. They will decide on tax benefits, non-refundable subsidies and other subsidies in the following months.

The Company sold altogether 7.559 units of shares that were not received during dematerialisation, and remained accordingly in the Company's own portfolio.

The majority shareholder of Genesis Energy PLC., Genesis Capital Management Ltd. has informed our Company that in accordance with the statement of Hungarian Financial Supervisory Authority, Genesis Capital Management Ltd transferred 4.645.490 units of Genesis Energy PLC. shares to Genesis Investment Fund Ltd (112 Bonadie Street, Kingstown, St. Vincent), in which company it has a 100% ownership. Accordingly its influence has become from direct to indirect.

19. APPROVAL OF THE FINANCIAL STATEMENTS

The Board of Directors approved the financial statements and authorised their disclosure.

20. OFF-BALANCE SHEET LIABILITIES

None.

Budapest, 26 April 2007

Gabriella Zádorné Prazsák
Deputy General Manager

INDEPENDENT AUDITORS' REPORT

To the shareholders of GENESIS ENERGY PLC-

We have audited the accompanying consolidated financial statements of GENESIS ENERGY PLC. and its subsidiary companies (the Group), which consolidated financial statements comprise the consolidated balance sheet as of 31 December, 2006 – in which the balance sheet total both for assets and liabilities is HUF **2.736.990** thousand, the profit/loss for the year is HUF **1.369.155** thousand loss –, and the consolidated income statement, the consolidated statement of changes in equity and consolidated cash flow statements, and the summary of significant accounting policies and other notes.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the regulations of the International Financing Reporting Standards approved by the European Union. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Hungarian National Standards on Auditing and the laws and other legal regulations on auditing effective in Hungary. These require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our duty in connection with the financial statements was limited to above, and didn't include any reviews of other information derived from the non-audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

During the audit, we investigated the consolidated financial statements of GENESIS ENERGY PLC., its parts and items, and the documents verifying them in accordance with the effective national standards on auditing, and we obtained sufficient and appropriate audit evidence about the fact that the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards approved by the European Union.

In our opinion, the consolidated financial statements give a true and fair view of the joint properties, the financial and income position of GENESIS ENERGY PLC. and the companies involved in consolidation as of 31 December 2006.

Budapest, 26 April, 2007

Signature of the Representative of the Auditor
Name of Representative: dr. Julianna Mencz Chamber Registration Number: 003299
Name of Auditor: AUDISOFT KFT
Seat of Auditor: 1025 Budapest, Szeréna u. 51.
Registration Number: 001930

Report of the Audit Committee (Supervisory Board)
on the Operation of Genesis Energy PLC. in 2006

The members of the Supervisory Board regularly participated in the meetings of the Company's Board of Directors in 2006, paid attention to the preparation of significant decisions and evaluated how grounded these decisions were.

Over the last year, the operation of the Company and its managements was practically focused on the considerable change that became necessary due to the profile cleaning undergone in previous years and urged by, among others, the Supervisory Board, and due to the change in the profile (electronic book trading) that was not economically profitable for different reasons. Thanks to the oriented efforts of the managements in the year, the Company managed to find business partners with whom, and with the deployment of a competitive technology, involvement of foreign capital and state subsidies, the Company can implement a new strategy.

In frame of this new strategy, the entire profile cleaning of Genesis Energy PLC., its capital increase, the listing of shares, transformation of the organisational structure were completed in 2006 in accordance with the new profile.

In order to perform the entire profile cleaning of Genesis Energy PLC., the Company has made an agreement with Acquisition Pro Ltd. that this company will purchase the assets accumulated by the Company as a result of previous years' operations, together with the related rights and liabilities. The purchase price agreed by the parties has been investigated by the auditor of Genesis Energy PLC. and another independent auditor charged by a Genesis Energy PLC. Both expert opinions have assessed the price as fair. Accordingly, the Supervisory Board has raised no objection.

On the proposal from the Managing Body and with the agreement of the Supervisory Board, the General Meeting reconvened due to formal reasons has made a resolution on the capital increase of HUF 2.400.000 thousand required for grounding the new activity. As a results of capital increase, Genesis Capital Management Ltd. has obtained an interest of 70.5% in Genesis Energy PLC. (On their proposal, the General Meeting has made a resolution also on the new name of the Company, which is Genesis Energy Investment PLC.) The majority shareholder has made a mandatory bid for the buyout of other shares at a price of HUF 477. Although the written opinion of the independent auditor has assessed this price as financially reasonable at the given date, the Supervisory Board has agreed with the proposal of the Managing Body that didn't suggested shareholders to sell at this price. At the beginning of 2007, the shares were listed on the stock exchange, and the change in price and the current price (app. HUF 800) have justified this suggestion.

The new profile has required a change in the organisational structure as well. With the purpose of establishing the solar cell manufacturing capacity (in Hungary and Spain), the Company has founded Genesis Solar Magyarország Kft., and purchased a majority interest in Genesis Solar Espana.

The Supervisory Board has reviewed the unconsolidated and consolidated balance sheets, as well as the unconsolidated and consolidated income statements of the Company.

Reasons for the loss in the consolidated income statement are as follows (HUF '000):

-542 109	Consolidated loss from portfolio cleaning
-80 322	Realised loss from the sale of shares
-255 840	Valuation loss from shares at foreign exchange at the end of the year
-130 643	Valuation loss from shares at market price at the end of the year
-177 966	Expenses of solar cell project
-182 275	Administration costs
-1 369 155	

However, the Supervisory Board would like to note that although this result has became widely known from the preliminary reports, the share price has remained 160% of its face value, as we stated above.

The Audit Committee proposes the General Meeting to approve the unconsolidated balance sheet of the Company for 2006 with a Balance Sheet Total of HUF 2,942,437 thousand, the consolidated balance sheet with HUF 2,736,990 thousand, the unconsolidated income statement with a loss of HUF 577,686 thousand, and the consolidated income statement with a loss of 1,369,155 thousand.

Budapest, 26 April 2007

Erzsébet Birman
Chairman of the Audit Committee

CORPORATE GOVERNANCE REPORT

In accordance with the resolutions of Act IV of 2006 on Business Associations, § 312, Genesis Energy Investment Public Limited Company has developed its Corporate Governance Report for 2006.

Genesis Energy, as a company listed on the Budapest Stock Exchange, has considered the Corporate Governance Recommendations developed and accepted by the Budapest Stock Exchange as governing.

The main reason for the organisational deviations from the Corporate Governance Recommendations during the operations of the company was the fact that during the Company's capital increase of 2006, Genesis Capital Management Ltd. (Trust House, 112. Bonadie Street, Kingstown, St. Vincent and the Grenadines) obtained a 70.57% participation of majority control in the public limited company. The appearance of the new majority owner has changed also the core business activity of the Company, the previous activity of business and real estate investments was terminated. Since the autumn of 2006, the new strategy of Genesis Energy PLC. has been to establish significant solar cell producing capacity in Hungary.

Genesis Energy PLC. is a member of Genesis Investment Funds Ltd. with its seat on St. Vincent & The Grenadines and which principals have been engaged in investment operations in various high tech industries for several decades. A key objective of the Genesis Investment Funds Ltd. is to utilise its experiences in the area of the production of renewable energy by the manufacture of thin film solar cells making use of solar energy. Hungarian-based and listed on the Budapest Stock Exchange, Genesis Energy PLC. wishes to use the know-how and experience of Genesis group to play a significant, leading role worldwide in the implementation of solar cell producing plants. We ensure the required capital with foreign and domestic capital market transactions, for which we have the appropriate business partners. Shareholders of Genesis Energy succeeded in winning over a team of German experts – with great experience in the construction and professional management of factories producing semi-conductors – to support the plans of the Company as professional managers.

With its international management in the Hungarian headquarter, Genesis Energy PLC. plans to establish three plants worldwide, each of a value of almost 100 million Euros, to manufacture thin film solar cells of 5.7 square meters, of a capacity of ca. 300 MWp, in frame of capital export partly from Hungary. Of the studied locations, so far Hungary, Spain and Singapore have proved to be the most favourable in terms of professional and business aspects. Business negotiations on state granted subsidies have been commenced on all the three potential locations. When making the final decision on choosing the locations, the amount of state subsidies available and support from the government will be taken into consideration with a special importance.

Taking the opportunities provided by the new Act on Business Associations, the Company transformed, on the proposal of a shareholder with majority influence, its managing and controlling body with its resolutions made on the General Meeting held on 28 November 2006 by replacing the Managing Body with the Board of Directors, terminating the Supervisory Board and establishing the Audit Committee. After these organisational changes, the new bodies held their statutory meetings and made resolutions on their sets of procedural rules, which will soon be approved by them. The Company in its new organisational structure will strive for achieving the above mentioned new business objectives in the business year 2007.

Attached to the Report, please find the Declaration required by the Recommendations of BSE.

Budapest, 12 April 2007

Genesis Energy PLC. Board of Directors

DECLARATION
on Compliance with Corporate Governance Recommendations published by the Budapest Stock Exchange Ltd (08/12/2003)

Genesis Energy Investment PLC. (the "Company") hereby makes the following statement and provides the following information*:

1. In respect of point 1.1.2. of the Recommendations:

The responsibilities of the Board of Directors extend to the areas specified in this point.

<u>Yes</u> No (please explain)

The Board of Directors possesses a set of procedural rules.

Yes **<u>No</u>** After the transition to the new organisational structure, it is under development.

2. In respect of point 1.2.2. of the Recommendations:

The Audit Committee possesses a set of procedural rules and a work schedule.

Yes **<u>No</u>** After the transition to the new organisational structure, it is under development.

3. In respect of point 1.3.2. of the Recommendations

Minutes are taken of the meetings of the Managing Body and the Supervisory Board (2006), and the resolutions of these meetings have been documented.

<u>Yes</u> No (please explain)

4. In respect of points 1.6.1. and 2.1.6. of the Recommendations

The Board of Directors has prepared guidelines for evaluating and rewarding the management's work.

Yes **<u>No</u>** Member of the Managing Body were not remunerated in 2006.

The Board of Directors has published the guidelines for evaluating and rewarding the management's work.

Yes **<u>No</u>**
(where, when)

* For lack of a resolution by the Managing Body, this declaration can also be signed jointly by two members of the Managing Body.

5. In respect of point 1.7. of the Recommendations:

There is an independent internal audit team operating at the Company.

Yes <u>No</u> In addition to the Audit Committee and the Independent Auditors, the operation of the Company requires no internal audit team.

The independent internal audit team has an annual audit schedule approved by the Managing Body or the Supervisory Board.

<u>Yes</u> No

6. In respect of point 1.10. of the Recommendations:

The Board of Directors has informed the Company's general meeting and Supervisory Board of any other notable assignment given to the independent auditing company.

<u>Yes</u> No

7. In respect of point 2.1.1. of the Recommendations:

The Company has prepared its reporting guidelines.

Yes <u>No</u> The Company reports as required by the relevant legal regulations and as specified by the Regulations for Listing, Continued Trading and Disclosure of BSE.

8. In respect of point 2.1.4. of the Recommendations:

The Managing Body has published the currently applicable business strategy objectives.

<u>Yes</u> No

9. In respect of point 2.1.6. of the Recommendations:

In line with point 2.1.6. of the Recommendations, the Company has published the information relating to the professional careers of members of the Managing Body, the Supervisory Board and the management.

<u>Yes</u> No

10. **In respect of point 2.1.7. of the Recommendations:**

In line with point 2.1.7. of the Recommendations, the Company has published its risk management guidelines.

Yes **No** The Company discloses the particular risk factors annually in its Annual Reports.

11. **In respect of point 2.1.9. of the Recommendations:**

The Company has published its guidelines pertaining to insider trading.

Yes **No** No such transactions occurred, the Company applies no share-based motivation system.

12. **In respect of point 2.1.10. of the Recommendations:**

In line with point 2.1.10. of the Recommendations, the Company has published the information concerning relations with third parties of the Managing Body and the management.

Yes No

Information and other notes:

1. **In respect of point 1.3.1. of the Recommendations:**

The Managing Body held 3 meetings in the business year 2006 with average attendance of 90%.

The Supervisory Board held 3 meetings with average attendance of 100% in the business year 2006.

2. **In respect of point 1.5.2. of the Recommendations:**

The ratio of independent members of the Managing Body compared to the total number of members is 50%.

3. **In respect of point 1.5.5. of the Recommendations:**

The ratio of independent members of the Supervisory Board compared to the total number of members is 100%.

4. **In respect of point 1.8. of the Recommendations:**

The following special corporate committees in the business year ……. held the following number of meetings (per each committee).

There are no special corporate committees operating at the Company.

5. In respect of point 3.1.4 of the Recommendations:
In preparing and holding its general meeting, the Company took the relevant recommendations of the Budapest Stock Exchange into consideration in the past business year of 2005.

Yes No

6. The Company has its own corporate governance code of practice:

Yes **No**
(availability)

7. The Company has a code of ethics:

Yes **No**
(availability)

8. The post of Chairman & CEO is occupied by one person at the Company.

Yes No

Budapest, 26 April 2007

Gabriella Zádorné Prazsák	dr. Gábor Rényi
member of the Board of Directors	Chairman of the Board of Directors

BUSINESS REPORT OF GENESIS ENERGY PLC.

A. General data on Genesis Energy PLC.

1. Corporate name, seat, foundation, corporate data

Corporate name:	Genesis Energy Investment Public Limited Company
Short corporate name:	Genesis Energy PLC.
Seat:	1137 Budapest, XIII. Szent István krt. 18.
Date of the Articles of Association:	20 July 1983
Date of registration:	17 July 1984

The company had been registered by the Budapest Metropolitan Court as Court of Registration.

Number of corporate registration:	01-10-041020
Corporate form:	Company limited by shares

Date of the effective Articles of Association: 21 January 2008
Number, date and location of the latest corporate registration: 01-10-041020/161, 30. January 2008, Budapest
The term of the company: indefinite.
The business year corresponds to the calendar year for the parent company as well as for the subsidiary companies.
The elected auditor: Audisoft Kft. represented by Dr. Julianna Mencz
The company publishes its announcements on the homepage of the Tőzsde (Stock Exchange) and on its own corporate homepage.

2. Range of operations listed by using the TEÁOR numbers valid up to the General Meeting held on 25 April 2008

63.12	Storage, warehousing
70.11	Real estate investment, - sale
70.20	Renting and operating properties
70.32	Property management
71.33	Leasing office machines, computers
72.10	Hardware consulting
72.21	Issuance of software programmes
72.22	Other software consulting, supply
72.30	Data processing
72.60	Other electronics related operations
74.14	Business administration consulting
74.15	Property management (main operation)
74.87	Other economic services not listed elsewhere

B. Security structure

1. Dates of issuance, capital increases

Year	Increase (thousand HUF)	Registered capital (thousand HUF)
1983.(foundation)	124.500	124.500
1988.	28.000	152.500
March 1989.	40.000	192.500
February 1990.	10.250	202.750
March 1990.	200.000	402.750
May 1990.	22.250	425.000
May 1991.	42.500	467.500
December 1993.	66.786	534.286
May 1995.	20.000	554.286
April 1997.	110.857	665.143
May 1998.	133.029	798.172
January 2002.	199.500	997.672
July 2006.	2.400.000	3.397.672
August 2007.	603.908	4.001.580
Total:	4.001.580	4.001.580

2. Types of shares

Every share is registered with a face value of HUF 500 and provides the same rights. They are dematerialised shares. Each of the 8,003,160 shares is listed on the stock exchange and the new package (1.207.817 units) derived from capital increase was launched on 18 February 2008.

3. Shareholders' structure

Name of owners	Total equity						Listed series[1]					
	At the beginning of current year (on 01. January)			At the end of the period			At the beginning of current year (on 01. January)			At the end of the period		
	%[2]	%[3]	Number of units	%[2]	%[3]	Number of units	%[2]	%[3]	Number of units	%[2]	%[3]	Number of units
Domestic institutions/companies	1.54	1.54	104,794	29.94		2,395,559	1.54	1.54	104,794	35.25		2,395,559
Foreign institutions/ companies	97.35	97.46	6,615,357	69.49		5,561,611	97.35	97.46	6,615,357	64.07		4,353,794
Domestic private individuals	0.22	0.22	14,643	0		0	0.22	0.22	14,643			0
Foreign private individuals	0.10	0.10	7,000	0		0	0.10	0.10	7,000			0
Employees, senior executives	0.68	0.68	45,990	0.57		45,990	0.68	0.68	45,990	0.68		45,990
Treasury shares	0.11	0.0	7,559	0		0	0.11	0.0	7,559			0
Owners forming part of public finances [4]	0.00	0.00	0	0		0	0.00	0.00	0			0
International Development Institutions [5]	0.00	0.00	0	0		0	0.00	0.00	0			0
Others	0.00	0.00	0	0		0	0.00	0.00	0			0
TOTAL	100	100	6,795,343	100		8,003,160	100	100	6,795,343			6,795,343

%[2] Ownership ratio
%[3] Voting ratio

List and presentation of the owners with over 5% of the shares (at the end of the period) in relation to the listed series.

Name	Nationality	Operation	Quantity (number of	Ownership share (%)	Voting right (%)	Note

			units)			
Genesis Investment Fund	Saint Vincent	Institution	2.468.058	36.31		Financial investor
STP Technologies PTE Ltd.	Singapore	Corporation	900.000	13.24		Trade investor
Acquisition Pro Ltd.	Isle of Man	Corporation	479,868	7.06		Financial investor

Ownership share and voting right coincide.

List and presentation of the owners with over 5% of the shares (at the end of the period) in relation to the entire share capital.

Name	Nationality	Operation	Quantity (number of units)	Ownership share (%)	Voting right (%)	Note
Genesis Investment Fund	Saint Vincent	Institution	3.675.875	45.93		Financial investor
STP Technologies PTE Ltd.	Singapore	Corporation	900.000	11.25		Trade investor
Acquisition Pro Ltd.	Isle of Man	Corporation	479.868	6.00		Financial investor

Ownership share and voting right coincide.

The Genesis Energy group no longer possesses treasury shares.

4. The movement of share prices

For the graph reflecting the movement of prices see the appendix.

C. Management, employment

The change in the number of full time employees (number of persons)

	End of the base period	Beginning of current year	End of current year
On corporate level	6	6	4
On group level	6	6	4

Senior officers and (strategic) employees influencing the operation of the Issuer

Type [1]	Name	Position	Start of term	End /termination of term	No. of shares possessed (units)
ITT	Dr. Gábor Rényi	President-general manager	1984	2011	45.350
ITT	Erzsébet Birman		1997	2011	240
ITT, SP	Gabriella Zádorné Prazsák	Deputy general manager	1994	2011	
ITT	Oszkár Hegedüs		1992	2011	140
ITT	Robert Stein		2004	2011	
ITT	E.M.A. Mier-Jedrzejowicz		2006	2011	
ITT	Gábor Kálmán		1999	2011	
ITT	Dr. Zsolt Megyeri		1994	2011	260
ITT	Dr. Gábor Urai		1994	2011	
ITT	Eckardt Bihler		2007	2011	
ITT	Dieter Hentschel		2007	2011	
Total number of shares possessed (units)					45,990

No significant change took place in the organisation of the company; the Board of Directors was extended by two new members.

D. Detailed description of operation and economic performance

1. Range of operations

Genesis Energy PLC. is a member of Genesis Investment Funds Ltd. with its seat on St. Vincent & The Grenadines and which principals have been engaged in investment operations in various high tech industries for several decades. A key objective of the Genesis Investment Funds Ltd. is to utilise its experiences in the area of the production of renewable energy by the manufacture of thin film solar cells making use of solar energy. Genesis Energy PLC., the company with seat in Hungary and registered on the Budapest Stock Exchange intends to undertake significant, leading role in the realisation of plants manufacturing solar cells by using that knowledge and experience. The capital still necessary for the realisation of the projects is intended to be drawn from the foreign and domestic capital markets and the company is in well advanced stage of relevant negotiations. After the provision of own fund, it will have the possibility to finalise banking financing on the basis of the Letter of Intent by US EXIM Bank and for drawing state grants. The company succeeded in winning over a team of German experts –with great experience in the construction and professional management of factories producing semi-conductors- to support the plans of the Company as professional managers.

According to preliminary plans, Genesis Energy will start the realisation of factories producing solar cells in three locations: in Hungary, Spain and Singapore. For the realisation of the investment in Hungary, the Company established the firm Genesis Solar Magyarország Kft in November 2006, while the project in Spain is foreseen to be realised by the company Genesis Solar (Espana) S.L. –registered in Spain- and procured in October 2006. In 2007 the company obtained 75% participation in a firm in Singapore, later named Genesis Solar Singapore Pte. Ltd., which will be the manager of the project planned to be established in Asia.

The Company plans to produce alternative solar cells based on thin layer technology. Thin layer solar cells have typically lower peak performance than traditional solar cells but the total daily degree of efficiency of thin layer cells is identical or higher than that of the traditional type. It is typical of the technology developed by the American firm and already employed by the LCD industry that only a thin active layer is needed on the surface of the carrier, the manufacture of large panels can only be achieved in a few technological steps, with a smaller quantity of basic material, manufacturing costs are lower and there is a safe supply of basic material.

Companies operating solar cell parks or power stations are expected to purchase the products of the factories of solar cells. The investment cost of the plants producing solar cells with an annual capacity of 98 MWp each is practically identical for the Spanish and the Hungarian factories in the sum of 154 million Euros each. The company Genesis Solar Espana S.L. will receive 14.67 million Euros as non-refundable grants from the Government of Andalusia as part of the investment stimulating programme and will receive a non-refundable grant of 5.64 million Euros in cash from the Spanish Ministry of Economy for the construction of the factory of solar cells planned to be built in Cadiz. Altogether 20.31 million Euros will be available as grant, representing almost 14% of the planned total investment cost. The Spanish subsidiary has already purchased the site suited for the construction of the plant and the designs of the building to be erected are in the phase of obtaining the necessary permits.

In addition to the possibility of tax benefit of 37.5 million Euros, but by debiting that tax benefit, Genesis Solar Magyarország Kft. will receive HUF 2 billion non-refundable grant in cash from the Hungarian state on the basis of specific government decision.
The allocated grants will be transferred in the form of subsequent financing, in proportion to performance, when the availability of specified own fund is certified.

For all the three projects the Company has Letters of Intent from the American EXIM Bank declaring that the bank is ready to finance the supply of the American technology

Genesis Energy PLC. and Infinite Technologies AG signed a technical cooperation agreement, providing for the long-term technical and technological backup needed for the establishment of plants producing the thin layer type solar cells foreseen by the Company. Infinite Technologies AG plays a determining role in the international scene in the supply of engineering backup for the production of semi-conductors and solar cells.

As the first step of its extension in Asia, the Company signed a cooperation agreement with STP Technologies Pte. Ltd. in July 2007 and then, at the end of the same year it obtained 75 % ownership participation in STP Production Pte. Ltd owned by STP Technologies Pte. Ltd. and changed the name of the now associated company to Genesis Solar Singapore Pte. Ltd. The registered capital of the purchased firm is 5.7 million Euros. The minority participation was obtained by Genesis Investment Fund Ltd., the majority owner of Genesis Energy PLC. and so 100 % of the company landed in the sphere of interest of the Genesis group. The objective of the acquisition is to establish a thin layer solar cell manufacturing base on Asian location

The Company purchased the know -how absolutely needed for the establishment and optimum operation of the thin layer solar cell production lines for 4.5 million Euros so that the technology intended to be purchased could earn the highest possible profit for the owners of the Company. The three subsidiaries shall share the costs of the purchase

The Company signed a contract with GEM Global Yield Fund (GEM) for the issuance of convertible bonds in 2007.
Established in 1993 GEM is an American group of private investors and has offices in New York, London and Beijing. To date GEM carried out 205 transactions in 29 countries. GEM manages controlled, minority and stock exchange investments in the total value of 2.7 billion USD. The operation of the GEM group encompasses the widest possible range of industries, including also the gas and oil industries, in the USA and several other countries.

During the year the Company increased equity of two of its subsidiaries, Genesis Solar Espana S.L and Genesis Solar Magyarország Kft. The equity of the Spanish company had been increased by 1.687 million Euros, and that of the Hungarian company by HUF 270 million, compared to the former HUF 3 million. The equity increases had been registered. The Company finances the costs of the preparation of the factory investments to be realised in the two countries. The objective of equity increase was to have the project companies cover the costs of the factory investments to be made in the two countries and that the own fund should be available there as required for drawing credit and receiving the grants.
The Company also advanced credits to Genesis Solar Espana S.L. which are now being converted to equity

2. The portfolio

The economic organisations in the consolidation range:

Name	Equity/ shareholders' capital	Ownership ratio (%)	Voting right [1]%	Category [2]
Genesis Solar Espana S.L.	EUR 1.686.937	100.00	100.00	Subsidiary company
Genesis Solar Magyarország Kft.	HUF 273.000.000	100,.0	100.00	Subsidiary company
Genesis Solar Singapore Pte. Ltd. *	EUR 5,704, .750	75.00	75.00	Subsidiary company

* Unlike its preliminary annual report for the year 2007, the Company prepared its final audited report in Euro and not in Singapore Dollar.

3. Analysis

The explanation, analysis and evaluation of the major changes of the past period, the comparison with the data of the previous year on the basis of consolidated statements prepared in conformity to IFRS:

Among the properties, we list the land purchased in 2007 by Genesis Solar Espana planned to be the site of the Spanish production base.

Intangible assets include the know-how purchased during 2007 and needed for the establishment and optimum operation of the production lines manufacturing thin layer solar cells.
The composition of other receivables has changed. The increase was primarily due to the financial assets transferred by the subsidiary company in Singapore for property management and the advance payment related to the technical, technological services in Spain (Infinite Technologies AG), as well as the advance payment on the commission of the capital acquisition by the parent company (GEM contract). Drop in other receivables came from the assigned receivables related to the cleaning of the profile in 2006.

The sale of the Cogenco shares explains the sum of the balance sheet line on shares.

The increase in registered capital and reserve capital is the consequence of the capital increase in the nominal sum of almost HUF 604 million carried out in 2007 with agio.

The increase in minority participations is due to the subsidiary company in Singapore, which is included in the consolidation with 25% external range of owners.

Because of the portfolio cleaning justified by the change in operation the data of current year and of the base period could not be compared.

The Company is in the phase of establishing the conditions for the new operation, so its sales income is of negligible size.

We stated the expenditures arising due to the launching of new operation (manufacture of solar cells) among trading, administration and overhead costs as required by IFRS.

The reversed loss in value of securities is stated among other incomes.

The line "other expenditures" includes the loss on the sale of shares and the exchange rate difference of assets and liabilities stated in foreign currency.

The above facts explain the result of operation.

The small value of interest incomes and interest expenditures explain the slight difference between the result and operation result.

4. Events after the balance sheet date:

The Company signed a contract with GEM Global Yield Fund (GEM) for the issuance of convertible bonds. According to the contract, the Company can initiate under pre-defined conversion conditions the conversion of bonds to shares, and GEM undertakes to underwrite the newly issued shares. GEM shall purchase new shares up to the limit of 40 million Euros, provided the Company initiates the conversion of the bonds to maximum 3.5 million shares at the conversion price calculated on the basis of pre-defined formula, but for at least 11.43 Euros.

The Company convened an extraordinary general assembly for 21 January 2008 to vote on the issues of convertible bonds and conditional capital increase. The general assembly passed the following resolutions:

- The method of conditional capital increase: private launching of dematerialised convertible bonds for GEM NY Inc.

- The maximum sum of the conditional capital increase: HUF 1,750,000,000; the number of new shares to be issued: maximum 3,500,000, with face value of HUF 500 each, dematerialised ordinary shares.

- The convertible bonds will be issued in 1 series, 3,500,000 units per series, at the price of 1 Euro each.

- The authorisation of the Board of Directors shall remain in force for three years starting on the date when the general assembly passed its resolution.

The decision of the general assembly passed on 21 January 2008 on the issuance of convertible bonds finalised the commission contract related to the agreement concluded by the Company with GEM Global Fund and the making of advance payment as stated in the agreement; the Company made the payment with the Cogenco shares owned by it.

In January 2008 Genesis Energy sold at purchase price 1,286,977 Helix shares floated on the Canadian stock exchange to the associated company of Genesis Capital Management Ltd.

5. Other events affecting stock exchange and security liquidity

As from 1 October 2007, the shares of Genesis Energy PLC. have become part of the BUMIX package of the Hungarian Stock Exchange.

In the competition of "Blue Chips" 2007, Genesis Energy has won the title of "Issuer of the Biggest Increase of the Year in the Quotation of Shares".

In 2008 the Basler Kantonalbank of Switzerland included at the rate of 2.5% in the package of newly issued New Energy Tracker investment coupons the Genesis Energy shares.

For the shares of the firm Standard & Poor issued CUSIP identification number in possession of which it becomes possible for North American investors to monitor the changes in the price of the shares and purchase the shares in their home country on the free market.
The CUSIP identifier of the Genesis share is X3191N 106.

Genesis Energy is ready to start the preparation for the secondary trading of its shares in the USA. It concluded a Letter of Engagement with the firm Merriman Curhan Ford & Co to represent our company as the Main American Contact Agent (PAL) on the International OTCQX (QX) share market trading in the best shares on the free market.

6. Risk factors affecting the performance of the Company

The risk factors typical of the Company and the industry:

Genesis Energy plans the introduction and employment of high-tech technology. The technology is new in the manufacture of solar cells, but has already proven its worth in the LCD industry. The establishment of the plant for the production of solar cells promises excellent rate of recovery indicators but it also represents higher than average risks for the investors.

Financing risks:

The acceptance and profitability of new technologies- just as in the case of E-business- could cause significant financing difficulties in the short term.
It may not be possible to obtain the foreseen amount of grant during the realisation of the project and it cannot be guaranteed that the further equity increases needed for the implementation of the project will be successfully arranged in time.

Building risks:

The construction of the manufacturing plant, the obtaining of the permits and the start of production may be delayed compared to the plan.

Technology risks:

Although this technology has already performed well in the LCD industry it carries unforeseen risk elements because the technology of producing large sized solar elements is new, the production of such elements has as yet not started anywhere.

Market risks:

The market may not develop at the foreseen rate. We may enter the market later than planned. The competitors may increase their capacities at a rate faster than estimated, and that may have a negative effect on sales prices. An increase in competition in the future may result in the drop of profit margin and thus profit. The industry depends greatly on the system of state subsidies and political will.

Tax and official risk:

During the last business year the tax authority conducted comprehensive audit of the company's performance in the year 2005 and made no statement in relation to payment obligation, considering the performance meeting legal requirements.

7. Strategic tendency, business policy concept

The objective of Genesis is to integrate technological developments affecting environmentally friendly alternative sources of energy and to participate in their realisation. The business policy plan of Genesis is to become a key participant in the market in the area of the production of thin layer solar cells. For this purpose it plans to build several plants producing solar cells. The financial models promise most attractive recovery and the environmentally friendly technology may further attract investors.

Statement by the issuer

The issuer undertakes that the annual report contains data and statements true to facts and does not suppress any fact which could be significant for the estimation of the position of the issuer.

Disclosure

The annual report of the issuer is published on the homepage of the Budapest Stock Exchange, on the homepage of PSZÁF (State Supervision of Financial Organisations) and on its own homepage (www.genesisenergy.hu). The report can be inspected at the seat of Genesis Energy PLC. (1137 Budapest, Szent István krt. 18.), on working days between 9 am and 4 pm.

Budapest, 25 April 2008

Gábor Rényi
General Manager

Appendix

German quotation and turnover, 2007
(Frankfurt, Stuttgart, Berlin)


€
Number of units
13,00
12,00
11,00
10,00
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
229 164
210 067
190 970
171 873
152 776
133 679
114 582
95 485
76 388
57 291
38 194
19 097

Quotation and turnover at the Budapest Stock Exchange 2007


HU
Number of units
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
900000
825000
750000
675000
600000
525000
450000
375000
300000
225000
150000
75000

BALANCE SHEET	31.12.2006 HUF 000	31.12.2007 HUF 000
ASSETS		
A. FIXED ASSETS	8 852	2 915 145
I. Intangible assets	0	1 108 350
Capitalized value of foundation/reorganization expenses		
Capitalized value of research and development		
Concessions, licenses and similar rights	0	0
Softwares, trade-marks, patents and similar assets		1 108 350
Goodwill		
Advances and prepayments on intangible assets		
Adjusted value of intangible assets		
II. Tangible assets	3 622	3 948
Land and buildings and rights to immovables	0	0
Machinery, equipment		
Other equipment, fixtures and fittings, vehicles	3 622	3 948
Breeding stock		
Assets in course of construction		
Payments on account		
Adjusted value of tangible assets		
III. Financial investments	5 230	1 802 847
Long term investments in related companies	5 230	1 802 847
Long term credit to related companies		
Other long term participations	0	0
Long term loan to independent undertakings		
Other long term loans		
Securities signifying a long-term creditor relationship		
Adjusted value of financial investments		
B. CURRENT ASSETS	2 930 703	3 221 844
I. Inventories	176 321	36 216
Raw materials and consumables		
Work in progress, intermediate and semi-finished products	176 321	36 216
Animals for breeding and fattening and other livestock		
Finished products		
Goods		
Advances and prepayments on inventories		
II. Receivables	1 160 780	2 598 670
Trade debtors	10 148	14 991
Receivables from related undertakings	40 670	1 478 260
Receivables from independent undertakings		
Bills receivable		
Other receivables	1 109 962	1 105 419
III. Securities	1 523 262	500 889
Participations in related companies	0	0
Other participations	1 523 262	500 889
Treasury shares and own partnership stakes		
Securities signifying a creditor relationship for trading purpose		
IV. Total cash and bank deposits	70 340	86 069
Cash at hand, cheques	293	199
Bank deposits	70 047	85 870
C. ACCRUED AND DEFERRED ASSETS	2 882	918
Accrued income	2 026	0
Accrued expenses	856	918
Deferred expenses		
TOTAL ASSETS	2 942 437	6 137 907

BALANCE SHEET	31.12.2006 HUF 000	31.12.2007 HUF 000
LIABILITIES		
D. SHAREHOLDERS' EQUITY	2 773 149	5 940 447
I. Share capital	3 397 672	4 001 580
including: treasury shares		
II. Share capital unpaid (-)		
III. Capital reserve	0	2 153 456
IV. Accumulated profit reserve	-46 837	0
V. Restricted reserve		
VI. Revaluation reserve		
VII. Profit or loss for the year	-577 686	-214 589
E. PROVISIONS	0	0
Provision for forward liabilities		
Provision for forward expenses		
Other provisions		
F. LIABILITIES	115 723	113 073
I. Subordinated liabilities	0	0
Subordinated liabilities to related undertakings		
Subordinated liabilities to independent undertakings		
Subordinated liabilities to other economic entities		
II. Long term liabilities	0	0
Long term loans	0	0
Convertible bonds		
Debts on issue of bonds		
Investment and development bank loans		
Other long term bank loans		
Long term liabilities to related undertakings		
Long term liabilities to independent undertakings		
Other long term liabilities		
III. Short term liabilities	115 723	113 073
Short term loans	0	0
- including: convertible bonds		
Short term bank loans		
Advances received from customers		
Accounts payable	51 011	58 511
Bills payable		
Short term liabilities to related undertakings	0	16
Short term liabilities to related undertakings		
Other short term liabilities	64 712	54 546
G. ACCRUED AND DEFERRED LIABILITIES	53 565	84 387
Deferred income	171	64 571
Deferred expenses	53 394	19 816
Accrued income	0	0
TOTAL LIABILITIES	2 942 437	6 137 907

INCOME STATEMENT	31.12.2006 HUF 000	31.12.2007 HUF 000
Net domestic sales	73 583	286 080
Net external sales	18 328	329 506
I. Total sales	91 911	615 586
Prime cost of sales accounted	54 613	560 132
Cost of goods sold	1 293	40
Value of services sold (intermediated)	9 192	4 609
II. Direct costs of sales	65 098	564 781
III. Net income from sales	26 813	50 805
Sales and marketing costs	244	0
Administration costs	141 887	171 963
Other general overheads	25 973	16 652
IV. Indirect cost of sales	168 104	188 615
V. Other income	817 799	46 283
including: loss in value marked back		
VI. Other expenses	943 679	14 219
including: loss in value	102 139	0
A. Income from operations	-267 171	-105 746
Dividend received	0	0
including: from related undertakings	0	0
Gain on sale of investments		
including: from related undertakings		
Interest and capital gains on financial investments		
including: from related undertakings		
Other interest and similar income (received or due)	11 983	16 132
including: from related undertakings	426	13 114
Other income from financial transactions	40 672	47 439
VII. Income from financial transactions	52 655	63 571
Losses on financial investments		
including: to related undertakings		
Interest payable and similar charges	3 141	223
including: to related undertakings	0	0
Losses on shares, securities and bank deposits		
Other expenses on financial transactions	360 221	170 928
VIII. Expenses on financial transactions	363 362	171 151
B. Profit or loss from financial transactions	-310 707	-107 580
C. Profit or loss of ordinary activities	-577 878	-213 326
IX.Extraordinary income	292	0
X. Extraordinary expenses	100	100
D. Extraordinary profit or loss	192	-100
E. Income before taxes	-577 686	-213 426
XI. Tax payable		1 163
F. Profit after taxes	-577 686	-214 589
Accumulated profit reserve used for dividends		
Dividends paid (payable)		
G. Profit or loss for the year	-577 686	-214 589

A/ GENERAL PART

- Corporate Information

Corporate Name:	Genesis Energy Investment PLC
Corporate Form:	Public Limited Company
Date of Foundation:	20 December, 1983
Range of Operations:	According to its Deed of Foundation, the Company may perform multiple types of operations. Main operation is property management.

- Executives Entitled to Representation:

Name:	Edward Michael Andrew Mier-Jedrzejovicz
Address:	Poland 02-954 Warsaw, Kr.Lowej Marysie ul. 90.
Title:	member of Board of Directors
Name:	Gabriella Zádorné Prazsák
Address:	1029 Budapest, Csatlós u. 34.
Title:	member of Board of Directors
Name:	Dr. Zsolt Megyeri
Address:	5600 Békéscsaba, Corvin utca 14.
Title:	member of Board of Directors
Name:	Gábor Rényi
Address:	1137 Budapest, Szent István park 26.
Title:	member of Board of Directors
Name:	Gábor Kálmán
Address:	1061 Budapest, Anker köz 1.
Title:	member of Board of Directors
Name:	Robert Stein
Address:	GB AL60DA Hertfordshire, Hartford Road 52.
Title:	member of Board of Directors
Name:	Oszkár Hegedűs
Address:	1036 Budapest, Lajos utca 105.
Title:	member of Board of Directors
Name:	Erzsébet Birman
Address:	1052 Budapest, Aranykéz utca 6.
Title:	member of Board of Directors
Name:	Dr. Gábor Urai
Address:	1136 Budapest, Pannónia utca 21.
Title:	member of Board of Directors

Name: Dieter Hentschel
Address: DE 71120 Grafenau, Kapellenbergstr.68.
Title: member of Board of Directors

Name: Dr. Eckardt Michael Bihler
Address: DE 70195 Stuttgart, Chopinstr. 27.
Title: member of Board of Directors

- Auditor's Information

Corporate Name: Audisoft Könyvvizsgáló, Adótanácsadó és Könyvelő Kft.
Corporate Address: 1025 Budapest, Szeréna u. 51.
Number of Corporate Registration: 01-09-071784
Chamber Registration Number: 001930

Person in Charge of Auditing:
Name: Dr. Julianna Mencz
Address: 1025 Budapest, Szeréna u. 51.
Chamber Registration Number: 003299

- Person in Charge of Accounting Policy

Name: Eszter Mezeiné Rác
Address: 1038 Budapest, Márton út 9.
Registration number: 114915

- Main features of the accounting policy

The objective of the accounting policy is that the balance sheets provide a fair and reliable picture of the economic operations, wealth and finances of the Company.

Bookkeeping is made in the system of double-entry accounting.

The balance sheet was developed in version „A" as specified by the Act No. C of 2000, Appendix 1, while the income statement with cost of sales method, in version A as specified by Appendix 3 of the same Act.

Objectives:

When preparing its reports, the Company shall take into account the information need of foreign shareholders, the information reporting obligations set for companies listed in the stock exchange, and the deadlines set by the tax administration process.
Balance sheet preparation date is 14 February.
Balance sheet date is 31 December.

Applied Valuation Methods

Intangible assets and land, building and equipment are measured at cost, with accumulated depreciation being kept on a separate account.

Inventories in the balance sheet are stated at cost, or at book cost reduced with the accounted impairment, increased with reversed impairment.

The basis for measuring impairment is the known fair value at the date of balance sheet preparation.
The basis for valuating shares is fair value known at the date of balance sheet preparation. In case of companies listed in a stock exchange, the basis for impairment is the ratio of equity/share capital. In case of securities, the basis for valuation is similar as in case of listed companies, while in case of companies not listed on a stock exchange, depreciation shall be stated based on OTC volume.
When determining impairment in accounts receivable, the Company may apply impairment based on its custom valuation, to an extent exceeding the amount set by the regulations.
For cash and cash equivalents, the Company applies the regulations of the Act on Accounting.

Depreciation — In accordance with the Company's activities and the use characteristics of its applied assets. the selected method of depreciation is straight line method (linear), with which the Company accounts depreciation for its assets based on their costs set by the regulations of the Act on Accounting

Accounting simplified depreciation: — Equipment of small value is expensed on acquisition.

Income Statement — Selected method: cost of sales,
version „A" as specified by the Act No. C of 2000, Appendix 3;

- Deviation from Act on Accounting Standards: — The Company acts in accordance with the regulations of the Accounting in all relevant aspects.

- The numerical analysis of the operation of the Company in business year 2007 is provided in Appendix 2.

- In consideration of the future plans of the Company, its operation can be ensured with an increase in equity.

B/ SPECIAL PART

1. Notes to the Balance Sheet

The Company changed no valuation principle or method in the period.
Prepared with the content required by the Act on Accounting, Appendix 3 provides the changes in the gross value of intangible assets and land, building and equipment, and their depreciation.
The Company accounted depreciation in 2007 by an updated depreciation policy. Due to the method of simplified process, equipment of small value was expensed on acquisition.

Other Receivables – Other Liabilities

	Item	Other Receivables
3524	Other advance payments	492 544 220.00
361	From employees	163 520.01
364	Short term loan Novotrade Schweiz Ag.	126 000.00
3662	Acquisition Pro Ltd.	47 816 530.00
368908	Other receivables - Genesis Capital Management	558 448 000.00
368910	Other receivables - Thomas J. Jethan	5 076 800.00
463-464	Other taxes	0.00
471		24 946.00
474	Vocational training contribution	0.00
469	Local government	1 218 681.00
		1 105 418 697.01

		Other Liabilities
366307	Hypo Bank securities settlement account	31 770.55
461	Corporate income tax	67 745.00
462	Personal income tax	974 163.00
463-464		1 609 428.00
471	Income settlement account	0.00
472	Cafeteria settlement account	155 357.00
473	Contributions	1 173 890.00
466-468	VAT	44 798 964.23
474		243 378.00
4799406	Other liabilities - Novotrade Schweiz Ag..	74 018.00
479201	Issued, unpaid capital	0.00
479202	Liabilities from selling ordinary shares	5 417 542.00
		54 546 255.78
	Loss for the year	**-214 589 356.43**

Accrued assets and liabilities at 31 December, 2007

Prepaid Expenses and Accrued Income HUF

Prepaid expenses (392)

Insurance fee for 2008	579,917
Expenses for 2008 – prepayment	139,011
Airline Tickets credited	199,100
Total	**918,028**

At the end of the year, the Company had no accrued income.

Accrued Expenses and Deferred Income	HUF
Deferred Income (481)	64,570,706
Accrued Expenses (482)	
Management fee for 2007	7,816,547
Travelling expenses for 2007	3,807,484
Internet for 2007	6,775
Legal fee for 2007	190,380
Management service for 2007	25,978
Car card for 2007	1,270
Phone expenses for 2007	264,986
Other services for 2007	3,085
Auditing for 2007	7,700,000
Total:	19,816,505
Total Accrued Expenses and Deferred Income:	**84,387,211**

Change in Equity is shown in Appendix 4.

2. Notes to the Income Statement

a) Change in net revenue
aa) by operations (HUF '000)

Denomination	2006.	2007.
Trade operations	1.294	167
Real estate asset management	5.906	0
Other leasing	400	0
Business service	61.738	575.770
Other revenue	22.573	39.649
Total	91.911	615.586

ab) by geographical regions (HUF '000)

Denomination	2006	2007
Hungary	73,583	286.081
Europe	18,328	329.506
Total:	91,911	615.586

b) Breakdown of types of costs (HUF '000)

Item	2006	%	2007	%	Index %
Raw materials and consumables used	**336.200**	**84.3**	**553.467**	**91.0**	**164.62**
-raw materials	5.447	1.4	1.120	0.2	20.56
-services used	298.350	74.8	538.186	88.4	180.39
-other services	32.403	8.1	14.161	2.4	43.70
Personnel expenses	**58.661**	**14.7**	**54.580**	**8.9**	**93.04**
-wage costs	34.845	8.7	15.044	2.5	43.17
-other payments to personnel	8.736	2.2	27.275	4.4	312.21
-payroll taxes	15.080	3.8	12.261	2.0	81.31
Depreciation	**4.178**	**1.0**	**595**	**0.1**	**14.24**
Total	**399.039**	**100.0**	**608.642**	**100.0**	**152.53**

c) Change in cost items studied with special attention

HUF '000

Item	Previous	Current	Index %
Services used	**298.350**	**538.186**	**180.39**
-leasing fee	9.009	7.197	79.89
-auditor's fee	12.740	10.340	81.16
-advertising	1.000	2.287	228.70
-reporting fee	6.288	1.454	23.12
-consulting	146.339	297.991	203.63
-management service	753	4.558	605.31
-legal expenses	14.203	26.000	183.06
-other	108.018	188.359	174.38

Changes in the personnel expenses are provided by Appendix 5 as specified by the resolutions of the Act on Accounting.

d) Change in capitalized value of own performance (HUF '000)

Denomination	Previous	Current	Change %

Change in self-manufactured inventories	176,321	(140.105)	179.46

e) The profit/loss of the Company was modified by the following extraordinary expense (HUF '000):

Denomination	Amount	Effect on Profit
Permanently granted subsidy	100	-100
	Total:	**-100**

f) Items modifying the tax base for corporate income tax are provided in Appendix 6.

C/ INFORMATION PART

Indemnity issued by the Company: 0 thousand HUF

Value of issued guarantees: 0 thousand HUF

Information on the shares of the Company

Equity of the PLC	HUF 4,001,580,000
Number of shares	8,003,160 units
Nominal value	500 HUF/unit
Type of shares	Registered

Amount of other short term receivables from senior executives: 0 thousand HUF.

Contents of attached Appendices:

- Item-by-item analysis of profit/loss (Appendix 1)
- Change in the financial position of the Company (Appendix 2)
- Change in the gross value and depreciation of intangible assets and tangible assets. Change in depreciation by depreciation methods (Appendix 3/a, 3/b, 3/c)
- Change in equity (Appendix 4)
- Change in personnel expenses (Appendix 5)
- Items modifying the base of corporate income tax (Appendix 6)
- Cash flow statements (Appendix 7)
- Interests of the Company (Appendix 8)
- Change in control, influence (Appendix 9)
- Impairment by balance sheet lines (Appendix 10)

Budapest, 21 April, 2008

CEO of the Company

(represented by)

Appendix 1

ITEM-BY-ITEM ANALYSIS OF PROFIT/LOSS

The absolute amount of change in after tax profit is **363.097** thousand HUF.

Explanation by items:

HUF '000

- change in net sales		523 675
- change in cost of goods sold		1 253
- change in forwarded services		4 583
- change in other revenue	-771 516	
- change in capitalized value of own performance		-316 426
- change in raw material costs		4 327
- change in service used		-239 836
- change in other services	18 242	
- change in personnel expenses		4 081
- change in depreciation		3 583
- change in other expenses		929 459
- change in financial profit	203 127	
- change in extraordinary profit		- 292
- change in corporate income tax		- 1 163
Total		**363 097**

Appendix 2

CHANGE IN FINANCIAL POSITION
YEAR 2007

INDICATORS **Denomination** **Calculations**		Previous	Current	Index %
1. Rate of Tangible assets	100 * Tangible assets / Total assets	0,12	0,06	53,6
2. Rate of current assets	100 * Current assets / Total assets	99,60	52,49	52,7
3. Capital adequacy	100 * Equity / Total liabilities	94,25	96,78	102,7
4. Rate of liabilities	100 * Liabilities / Equity	4,17	1,90	45,7
5. Liquidity rate	100 * Liquid assets / Liquid liabilities	2532,52	2849,35	112,5
6. Return of capital	100 * Profit before tax / Equity			-
7. Return on assets	100 * Profit before tax / All assets			-
8. Pre-tax margin	100 * Profit before tax / All net revenue			-
9. Dividend payable	100 * Profit after tax / Share capital			-
10. Cost ratio	100 * All expenses / All net revenue	253,73	121,63	47,9

Appendix 3/a

CHANGE IN THE GROSS VALUE OF INTANGIBLE ASSETS AND TANGIBLE ASSETS IN THE YEAR 2007

in HUF '000

Denomination	Opening balance	In the period		Transcat	Closing balance
		increase	reduction		
I. Total intangible assets	0		0		1 108 350
I/1 Rights representing assets					
I/2 Goodwill					
I/3 Intellectual property		1 108 350			1 108 350
I/4 Cap. value of research and dev. costs					
I/5 Cap. value of found. and restr. costs					
Of which from group members					
II. Total tangible assets	8 358	1 846	923		9 281
II/1 Land and buildings					
II/2 Machinery and equipment					
II/3 Other equipment	8 358	923	923		9 281
II/4 Investments		923			
II/5 Advance payment for investments					
Of which from group members					
Total intangible assets and tangible assets:	8 358	1 110 196	923		1 117 631

Appendix 3/b

CHANGE IN THE DEPRECIATION OF INTANGIBLE ASSETS AND TANGIBLE ASSETS IN THE YEAR 2007

HUF '000

Denomination	Opening balance	In the period		Transcate	Closing balance
		increase	reduction		
I. Total intangible assets	**0**				**0**
I/1 Rights representing assets					
I/2 Goodwill					
I/3 Intellectual property					
I/4 Cap. value of research and dev. cost					
I/5 Cap. value of found. and restr. costs					
Of which from group members					
II. Total tangible assets	**4 736**	**595**			**5 331**
II/1 Land and buildings					
II/2 Machinery and equipment					
II/3 Other equipment	4 736	595			**5 331**
II/4 Investments					
Of which from group members					
Total intangible assets and tangible assets:	**4 736**	**595**			**5 331**

The Company took the opportunity of simplified depreciation provided by the Act on Accounting and equipment costing less than HUF 50,000 was expensed on acquisition.

Appendix 3/c

CHANGE IN DEPRECIATION BY DEPRECIATION METHODS
2007

in HUF '000

Denomination	As planned			In addition to planned
	Straight line (Linear)	Degressive	In proportion with performance	
I. Total intangible assets				
I/1 Rights representing assets				
I/2 Goodwill				
I/3 Intellectual property				
I/4 Cap. value of research and dev. costs				
I/5 Cap. value of found. and restr. costs				
Of which from group members				
II. Total property, plant and equipment	**595**			
II/1 Land and buildings				
II/2 Machinery and equipment				
II/3 Other equipment	**595**			
II/4 Investments				
Of which from group members				
Total depreciation in 2007:	**595**			

Appendix 4

CHANGE IN EQUITY
2007

in HUF '000

Denomination	Opening	Change		Closing	Notes
		Increase	Reduction		
SHARE CAPITAL Capital increase Withdrawal Other	3397 672	603 908 603 908		4 001 580	
CAPITAL RESERVE Premium of capital increase Supplement from accumulated profit reserve due to losses Other	0	2 777 979 2 777 979	624 523 624 523	2 153 456 2 777 979 - 624 523	
ACCUMULATED PROFIT RES. Profit of the year 2006 Profit of the year 2007 Supplement from capital res. Capital increase Dividend Other	- 46 837 -577 686	624 523 577 686	577 686 214 589	0 - 214 589	
Total	2 773 149	4 584 096	1 416 798	5 940 447	

Appendix 5

CHANGE IN PERSONNEL EXPENSES
2007

in HUF '000

Denomination	Headcount persons	Wage cost	Remuneration	Other	Other payment to personnel
Blue collar					
White collar	4	9 493			
Out of personnel					
Management	3	5 551	5 974		7 361
Board of Directors	4		7 966		
Audit Committee	3		5 974		
Total company		15 044	19 914		7 361

The average statistical headcount of the company is ......5.... persons.

Appendix 6

ITEMS MODIFYING THE BASE OF CORPORATE INCOME TAX IN HUF '000 2007

Items reducing profit before tax

Accounted amount of depreciation by tax regulations	595	
Total:		*595*

Items increasing profit before tax

Depreciation accounted as expenses according to Act on Accounting and calculated book cost at the date of writing off assets from the book	595
Subsidy given without repayment	100
Expenses not related to operation	28
Total:	**723**

Appendix 7

CASH FLOW STATEMENTS
in HUF '000

		Previous	Current
I. Cash flows from operating activities		**-2,579,968**	**-459,270**
1. Loss before tax	+/-	-577,686	-213,426
2. Depreciation expense	+	4,178	595
3. Investment write off	+	102,139	0
4. Change in provisions	+/-		
5. Gain on sale of fixed assets	+/-		
6. Change in other long term liabilities	+/-	-39,786	0
7. Change in accounts payable	+/-	42,966	7,500
8. Change in other liabilities	+/-	-147,227	-10,150
9. Change in accrued expenses and deferred income	+/-	7,332	30,822
10. Change in accounts receivable	+/-	-26,321	-4,843
11. Change in current assets /excluding accounts receivable and liquid assets/	+/-	-1,947,679	-270,569
12. Change in prepaid expenses and accrued income	+/-	2,116	1,964
13. Income tax paid	-		-1,163
14. Dividends, profit sharing paid	-		
II. Cash flows from investing activities		**338,730**	**2,906,888**
15. Purchase of fixed assets	/-/	-9,323	-2,906,888
16. Proceeds from sale of fixed assets	/+/	348,053	0
17. Dividends received	/-/		
III. Cash flows from financing activities		**2,233,753**	**3,381,887**
18. Proceeds from share issue	/+/	2,400,000	3,381,887
19. Proceeds from issue of bonds	/+/		
20. Proceeds from long term borrowing	/+/		
21. Received cash	/+/		
22. Share withdrawal	/-/		
23. Redeemed bonds	/-/		
24. Repayment of debt	+/-	-166,247	0
25. Non-repayable assets transferred	/-/		

IV. Change in cash **-7,485** **15,729**

Appendix 8

Interests of the Company

Subsidiary companies

Corporate Name	**Genesis Solar Magyarország Kft**	**Genesis Sol Espana S.I.**	**Genesis Solar Singapo Pte Ltd**
Seat	Hungary	Spain	Singapore
Share capital	273 000 th. HUF	1 686 937 EUR	5 704 750 EUR
Reserves	-52 th. HUF	- 25 265 EUR	0
Profit for the year	-7 920 th. HUF	- 303 495 EUR	-112 934 EUR
Equity	265 028 th. HUF	1 358 177 EUR	5 591 816 EUR
Ratio of interest	100 %	100%	75%

Appendix 9

Change in Control

Companies in which Genesis Energy PLC. has an influence of *direct* control.

Corporate name	Seat	Share capital	Currency	Voting ratio (%)
Genesis Solar (Mo.) Kft.	Hungary	273 000	th. HUF	100
Genesis Solar Espana S.I	Spain	1 686 937	EUR	100
Genesis Solar Singapore Pte Ltd	Singapore	5 704 750	EUR	75

There are no companies in which Genesis Energy PLC. has an influence of majority control. There are no companies in which Genesis Energy PLC. has a significant influence.

Appendix 10

IMPAIRMENT BY BALANCE SHEET LINES

Denomination	Opening balance	Current year Increase	Current year Reduction	Reverse	Closing balance
A. Fixed assets					
III. Financial investments	**0**	**0**	**0**	**0**	**0**
Long term investment in related companies	0	0	0	0	0
Other long term investment	0	0	0	0	0
B. Current assets					
I. Depreciation on inventories	**0**	**0**	**0**	**0**	**0**
Goods	0	0	0	0	0
II. Receivables					**0**
Accounts receivables					0
Receivables from related companies					0
Other receivables		0		0	0
III. Securities	**102 139**	**0**	**0**	**56 604**	**45 535**
Other shares and investments	102 139		0	56 604	45 535

INDEPENDENT AUDITORS' REPORT

To the Shareholders of GENESIS ENERGY INVESTMENT PLC

We have audited the accompanying annual report of ***GENESIS ENERGY INVESTMENTS PLC.*** for the year 2007, which annual report comprises the balance sheet as of 31 December, 2007 – in which the balance sheet total for both assets and liabilities is HUF **6.137.907** thousand, the profit/loss for the year is **HUF 14.589** thousand **loss** –, and the income statement, notes and business report for the year ending at this date.

Management is responsible for the preparation and fair presentation of this annual report in accordance with the regulations of the Act on Accounting and the general Hungarian accounting standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual report that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on the annual report based on our audit, and to assess the accordance of the business report and the annual report. We conducted our audit in accordance with the Hungarian National Standards on Auditing and the laws and other legal regulations on auditing effective in Hungary. These require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the annual report in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the annual report. Our duty in connection with the business report was limited to the assessment of the accordance of the business report and the annual report, and didn't include any reviews of other information derived from the non-audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our audit, we investigated the annual report of GENESIS ENERGY PLC., its parts and items, and the accounting and documents verifying them in accordance with the effective national standards on auditing, and we obtained sufficient and appropriate audit evidence about the fact that the annual report was prepared in accordance with the Act on Accounting and the general accounting principles.

In our opinion, the annual report gives a true and fair view of the properties, the financial and income position of GENESIS ENERGY Plc. as of 31 December 2007. The business report is in accordance with the figures of the annual report.

Budapest, 21 April 2008.

Signature of the Representative of the Auditor
Name of representative: *dr. Julianna Mencz*
Name of Auditor: *AUDISOFT Kft*
Seat of Auditor: *1025 Budapest, Szeréna u. 51.*
Registration Number: *001930*

Signature of Registered Auditor
Name of Registered Auditor: *dr. Julianna Mencz*
Chamber Registration Number: *003299*

Report of the Audit Committee on
the Business Report of Genesis Energy Plc.
for the Year 2007

Members of the Audit Committee, being also members of the Board of Directors, have been continuously acquiring information on the operation of the Company, and taking part in making strategic decisions on its operation.

In frame of its activity, the Company paid special attention during the year to achieve the following objectives:

- to establish the subsidiary company structure needed for the implementation of projects
- acquisition of financial resources in form of increase of equity
- to prepare the investments for thin film solar cells producing capacities, and to organize its financing

Singapore-based STP Production Pte. Ltd. became part of the consolidation range of Genesis Energy Plc., as the Company obtained a 75% ownership participation in it during the last year. Since the 25% minority participation was acquired by Genesis Investment Fund, the company, under the name Genesis Solar Singapore Pte. Ltd., is now entirely included in the interests of Genesis group.

The acquisition of financial resources has enabled the equity of the Company to be increased with HUF 604 million. The total amount including the premium (agio) reached HUF 3.381.887.600. As a result of the activity carried out by the Company, the Spanish and Hungarian governments bound themselves to grant non-refundable subsidies in case of making investments in their countries. In addition, the Company has obtained a Letter of Intent from EXIM Bank stating that the financial institute wishes to participate in financing the technology required for all the three investments if the companies meet all the requirements. The Company signed an agreement with GEM Global Yield Fund on providing financing resources in the amount of 40 million euros.

In frame of preparing the investments, the Company has obtained the know-how required for the production of thin film solar cells. The Spanish subsidiary company has purchased the real estate required for the construction of the plant, while the Hungarian subsidiary company possesses an option for the real estate required for the Hungarian plant.

The Audit Committee investigated the business report, the consolidated and unconsolidated balance sheets, income and cash flow statements of the Company, and made discussions on these with the selected auditor of the Company. The Committee has ascertained that these reports are professionally established, they meet the requirements of genuineness and legality. Transactions carried out with related companies also meet legal requirements.

Based on the above, the Audit Committee proposes the General Meeting to accept the unconsolidated annual report of the Company with the following main figures:

- Balance Sheet of the Company with a Balance Sheet Total of HUF 6 137 907 thousand,
- Profit of the Year, which is a loss of HUF 214 589 thousand.

The Committee also proposes the General Meeting to accept the consolidated annual report of the Company with the following main figures:

- Balance Sheet of the Company with a Balance Sheet Total of HUF 5 692 502 thousand,
- Profit of the Year, which is a loss of HUF 747 758 thousand.

Budapest, 25 April 2008

Erzsébet Birman

Chairman of Audit Committee

GENESIS ENERGY PLC.
CONSOLIDATED ANNUAL REPORT
31 December 2007

GENESIS ENERGY PLC.
CONSOLIDATED BALANCE SHEET

In HUF '000

	Notes	31 December 2006	31 December 2007
ASSETS			
Fixed assets			
Land, building and equipment	3	3 622	539 189
Intangible assets	4		1 108 594
Goodwill		1 494	33 029
Total fixed assets		5 116	1 680 812
Current assets			
Inventories			
Receivables and accrued assets	5	1 164 122	3 397 077
Securities	6	1 494 758	500 889
Total cash and bank deposits		72 994	113 724
Total current assets		2 731 874	4 011 690
TOTAL ASSETS		2 736 990	5 692 502
LIABILITIES			
Shareholders' equity			
Subscribed capital	7	3 397 672	4 001 580
Capital reserve			2 153 456
Accumulated profit reserve		-835 833	-963 147
Minority interests		-123	354 169
Total shareholders' equity		2 561 716	5 546 058
Long term liabilities			
Long term loans			
Total long term liabilities			
Short term liabilities			
Short term loans			
Other short term and accrued liabilities	8	175 274	146 444
Total short term liabilities		175 274	146 444
TOTAL LIABILITIES		2 736 990	5 692 502

GENESIS ENERGY PLC.
CONSOLIDATED INCOME STATEMENT

In HUF '000

	Notes	2006	2007
Total sales		460 993	32 173
Direct costs of sales		-220 956	-8 967
Gross Margin		240 037	23 206
Sales, marketing and administration costs	9	-584 547	-728 872
Other income	10	217 029	72 168
Other expenses	11	-1 252 186	-137 399
Income from operations		-1 379 667	-770 897
Interests received		18 466	3 077
Interest paid		-6 523	-223
Income from affiliated companies		3 174	
Profit or loss before tax and minority interest		-1 364 550	-768 043
Tax payable		-941	-1 202
Profit before minority interest		-1 365 491	-769 245
Minority interest		-3 664	21 487
Profit or loss for the year		-1 369 155	-747 758
Income per share			
Normal (HUF/share)	12	-424	-101
Diluted (HUF/share)	12	-424	-101

GENESIS ENERGY PLC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In HUF '000

	Subscribed capital	Capital reserve	Profit reserve	Minority interests	Total
1 January 2006	997 672	525 642	300 176	48 916	1 872 406
Loss for the year 2006			-1 369 155		-1 369 155
Profit attributable to minority shareholders				3 664	3 664
Carry-over from capital reserve to accumulated profit reserve		-525 642	525 642		0
Foreign exchange gain/loss			-292 496	2	-292 494
Capital increase	2 400 000				2 400 000
Acquisition of subsidiaries				23	23
Net change of subsidiaries excluded from consolidation due to sale				-52 728	-52 728
31 December 2006	3 397 672	0	-835 833	-123	2 561 716
Loss of the year 2007			-747 758		-747 758
Loss attributable to minority shareholders				-21 487	-21 487
Carry-over from capital reserve to accumulated profit reserve		-624 523	624 523		0
Foreign exchange gain/loss			-4 079	58	-4 021
Capital increase	603 908	2 777 979			3 381 887
Acquisition of subsidiaries				375 721	375 721
31 December 2007	4 001 580	2 153 456	-963 147	354 169	5 546 058

GENESIS ENERGY PLC.
CONSOLIDATED CASH FLOW STATEMENT

In HUF '000

	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before minority interest	-1 364 550	-768 043
Depreciation expense	27 804	679
Receivables write off		
Investment write off	102 139	
Foreign exchange gain/loss	-292 494	-4 007
Gain on sale of land, building, equipment and intangible assets	-42 347	-167
Gain on sale of financial investments	-52 607	
Profit/loss on associated companies	-3 174	
Change in minority interest	-52 705	375 707
Change in short-term investments	-1 539 779	993 869
Change in receivables and accrued assets	87 466	-2 232 955
Change in inventories	76 967	
Change in short term, other and accrued liabilities	-44 279	-28 830
Income tax paid	-941	-1 202
NET CASH USED IN OPERATING ACTIVITIES	-3 098 500	-1 664 949
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of land, building, equipment and intangible assets	-3 958	-1 644 841
Proceeds from sale of land, building, equipment and intangible assets	326 735	167
Purchase of investments	-1 494	-31 535
Proceeds from sale of investments	387 930	
Change in other financial investments	31 478	
NET CASH FROM INVESTING ACTIVITIES	740 691	-1 676 209
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from new shares issued	2 400 000	3 381 888
Proceeds from short term loans and borrowings		40 311
Repayment of short term loans and borrowings	-9 672	-40 311
Proceeds from long term loans and borrowings		
Repayment of short term loans and borrowings	-138 795	
Dividend paid to minority interests		
NET CASH GENERATED FROM FINANCING ACTIVITIES	2 251 533	3 381 888
NET CHANGE IN CASH	-106 276	40 730
Cash at the beginning of the year	179 270	72 994
Cash at the end of the year	72 994	113 724

NOTES TO THE CONSOLIDATED ANNUAL REPORT OF GENESIS ENERGY PLC. FOR THE YEAR 2007

1. GENERAL

THE BASIS OF THE PREPARATION OF THE REPORT

Genesis Energy Public Limited Company is a company registered in Hungary, and is performing its operations in conformity to the relevant Hungarian legal regulations, keeping its accounts and financial records as required by the Hungarian accounting standards. Genesis Energy PLC. consolidated the data of the Group for the year 2007 according to the IAS-IFRS approved by the European Union.

The Genesis Energy Group had introduced in 2005 and employed also in 2007 all the new and modified standards and interpretations issued by the International Accounting Standards Commission (IASB) and the IASB's International Report Preparation Interpretation Commission (IFRIC) which are significant for the appraisal of the operation of the Company.

THE CONSOLIDATED GROUP MEMBERS

On the basis of the currently valid Hungarian regulations Genesis Energy PLC is obliged to prepare annual audited consolidated balance sheet, income statement, supplementary notes and business report.
Because of its determining ownership ratio, the Company has determining control over its subsidiaries, and so there is comprehensive consolidation in conformity to the IAS 27 Consolidated and individual financial statements accounting standard.

We determined the consolidation range in accordance with the regulations of the International Accounting Standard.

According to the standard, if an economic organisation is controlled by another company (the parent company) by having determining effect on it, it shall be deemed as subsidiary company.

On the basis of the consideration specified by the standard, the following companies have become consolidated:

Name	Place of registration	Registered capital	Equity	After-tax profit	Currency	Ownership ratio %
Genesis Solar Espana S.I.	Spain	1 687	1 358	-303	(000) EUR	100
Genesis Solar Magyarország Kft.	Hungary	273 000	265 028	-7 920	(000) Ft	100
Genesis Solar Singapore Pte Ltd	Singapore	5 705	5 592	-113	(000) EUR	75

During the first half of 2006 we sold our interests in Sunbooks Kft. In the second half of 2006 we sold all our other interests, such as those in BMS Informatikai Kft, in Happy Divatáru Kft, in Novotrading Medical Kft. and in Novotrade (Schweiz) AG. Because of the sale of the latter company, its subsidiaries, i.e. Novotrade (Isle of Man) Ltd. the Novoreál Kft. and the Novotrade (Cyprus) Ltd. had also been removed from the consolidation range.
During the second half of 2006 we established the company Genesis Solar Magyarország Kft. and acquired 97 % participation in Genesis Solar Espana S.L. which was then increased to 100 % as a consequence of capital increase in 2007.
In 2007 our Company acquired 75% ownership participation in STP Technologies Pte. Ltd, which changed its name to Genesis Solar Singapore Ltd.

According to the IAS 31 standard "interests in joint companies", an economic organisation shall be considered as being under joint management when the parent company (consolidated subsidiaries of the parent company) or one or more companies have voting right on the parity

basis. The company under joint management is controlled by the parent company and /or its subsidiary jointly with another entrepreneur. The parity basis: 50-50%, 33-33-33%.

The Genesis Energy Group has no company under joint management.

According to IAS 28 standard "investments in affiliated companies", an economic organisation not fully included in consolidation is to be considered as affiliated company where the parent company or its consolidated subsidiary has significant participation and has definitive influence on the business and financial policy of the economic organisation.

On 31 December 2007 the Genesis Energy Group had no affiliated company.

The parent company
- has no contractually transferred voting right to be exercised instead of others,
- has no voting right to be transferred to it as collateral to be exercised on the basis of instructions of third person,
- has no voting right possessed as guarantor, or any obtained right.

2. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING CONVENTION

The financial statements were prepared in accordance with the International Financial Reporting Standards. The financial statements follow the principle of historic cost, except for financial assets intended to be sold, where the valuation took place at fair value.

THE BASIS OF CONSOLIDATION

The consolidated financial statements are composed of the financial statements of the Company and of those business units which are controlled by the Company. The concept of control exists when the Company has the rights by which it can determine the financial and operation principles of the business unit in order to obtain a share in the benefits of the operation of the business unit.

The consolidated income statement includes the results of the subsidiaries, obtained or sold since the date of acquisition up to the actual date of sale. If needed, the Company can modify the financial statements of the subsidiaries in order to achieve uniform settlement.
The transactions within the group, the balances between the members of the group, the incomes and costs settled between the members are screened in the course of consolidation.

Minority participation is separately stated within the equity of the Group. Minority participations include external participations existing on the date of consolidation as well as the share of minority ownership participation from the changes taking place in the equity since the inclusion.

CONFORMITY TO STANDARDS

The members of the Group keep their accounts and prepare their reports in conformity to the laws in force in Hungary, Spain and Singapore. The attached consolidated annual report is the International Financial Report which had been prepared in conformity to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) taking into account the SIC and IFRIC interpretations. Accordingly, it also contains modifications which are not present in the specific reports prepared in conformity to local acts and regulations.

GOODWILL

The goodwill of the subsidiary and that emerging at the acquisition of the jointly managed company are identical with the value by which the cost of acquisition surpasses the ownership share of the Group in the net real fair value of the identifiable assets, liabilities and conditional liabilities of the subsidiary and the jointly managed company, calculated on the date of acquisition. The goodwill is first settled as asset calculated at cost, later it is stated at cost net of accumulated loss of value.
Impairment accounted on goodwill cannot be reversed in the next period.

THE SETTLEMENT OF SALES INCOME

The Company settles sales income in conformity with IAS 18 Incomes standard. The standard permits the recognition of sales income in the following cases:

- **When products are sold**: the significant risks attached to ownership right and the incomes had been transferred, the sales income and cost of the transaction can be reliably measured and it can be expected that money will flow to the seller in connection with the transaction.
- **When service is provided**: it is possible to reliably measure sales income, costs, profit and the rate of performance.

TRANSACTIONS CARRIED OUT IN FOREIGN CURRENCY

Every member of the Group has specific financial statements prepared in the currency of the determining economic environment in which the given unit operates (functional currency). For the purpose of consolidation we change the result and financial position of every unit into HUF, which is the currency for the presentation of consolidated financial statements.

When preparing the specific financial statements of the subsidiaries we record the transactions the currency which differs from the functional currency of the subsidiary (foreign currency) at the exchange rate valid on the date of transaction. On each balance sheet dates the monetary items defined in foreign currency are recalculated at the exchange rate valid on the balance sheet date. The non-monetary items determined in foreign currency which are appraised at fair value are recalculated on the balance sheet date by using the exchange rate valid on the day when the fair value was determined. For non-monetary items registered at cost and in foreign currency we do not take into account the change in exchange rate when performing the valuation on the balance sheet date.

When monetary items are settled and when performing valuation on the balance sheet date, exchange rate differences are settled by crediting/debiting the result of the period.

In order to prepare the consolidated financial statements we recalculate the value of the assets and liabilities (together with the comparative data) of the foreign operation units of the Group into HUF by using the HNB exchange rate valid on the balance sheet date. For the recalculation of incomes and expenditures (including also comparative data) we use the average exchange rate of the period. The exchange rate differences arising during the calculations are settled as part of equity. Such exchange differences are settled to the detriment/benefit of the result when the foreign operation unit is cancelled.

INVENTORIES

Inventories are stated on the balance sheet based on physical inventory taking at cost, and idle and slow moving stocks are stated at net of loss in value. When the stock is possessed by the Group the decrease in inventories is settled at weighted average price.

RECEIVABLES

The Group records and administers receivables from buyers and other receivables at invoiced value, net of the loss in value settled because of the uncertainty of realisation. Whenever there is any doubt that the full sum could not be realised the receivable shall always be evaluated. Receivables related to affiliated parties are recorded and administered at cost.

LIABILITIES

The Group records and administers liabilities to suppliers and other liabilities at cost (whether or not they had already been invoiced to Group members). This value is the fair value of the goods and services to be paid at some later date.

TANGIBLE ASSETS

We state the value of land, building and equipment at cost net of accumulated depreciation.

We state furnishing and assembly items at historic value net of accumulated depreciation and probable loss in value.

Depreciation reduces the historic cost or calculated value of the asset, except for land and investment in progress, in the case of which only loss in value can be settled.

We settle depreciation proportionately during the estimated useful life span of the asset.

Buildings	50 years
Buildings leased out	20 years
Machines and equipment	7 years
Vehicles	5 years

The gross value of assets no longer used or removed from the books under some other title is cancelled net of accumulated depreciation. The net result is stated among other incomes or other expenditures.

The profit or loss resulting from the cancellation of tangible asset are identical to the difference in the income obtained when the asset is sold and its book value and the result are settled by debiting/crediting the result.

INTANGIBLE ASSETS

Intangible assets contain primarily the purchased intellectual product at cost net of depreciation. They are depreciated during terms of 3-6 years as estimated as being their useful life span, and linear method is used for calculating depreciation.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are stated on the balance sheet of the Group when the Group obtains contractual right of disposal over the given financial instrument.

FINANCIAL ASSETS

The settlement and cancellation of investments take place on the trading days on which the contract on the purchase or sale of the investment specifies realisation, taking into account the time frame, considering the time frames set by the market conditions. The investments are recorded at historic cost which may be increased by the relevant direct transaction costs.

The debt securities for which the Group has definite intention and capacity to retain until maturity are stated at cost on subsequent balance sheet dates. Such value can be reduced by loss in value settled for sums which will not be recovered. We settle loss in value by debiting the result if the loss of the value of the asset can be proven without doubt. The loss in value can be reversed during the forthcoming periods if the increase of the sum recovered from the investment was undoubtedly caused by some event which occurred after the settlement of the loss of value.

Financial assets of trading purpose and marketable financial assets are stated at fair value. In the case of assets used for trading purpose the gain/loss arising from the change in fair value form part of the result of the given period. In the case of marketable financial assets the gain/loss arising from the change in fair value is settled directly from/to equity until removed from the books or until they lose their value. In the latter case the accumulated gain or loss settled in equity will be transferred into the result of the period.

The loss in value settled from the result for the investments qualified as marketable cannot be reversed against the result in the forthcoming periods.

The price established on the markets is regarded as the fair value of investments with active trading on the financial markets. In the case of investments which are not actively traded or for which the price used in trade could not be regarded as reliable measure, the fair price of similar investments or future cash-flow linked to the investments are the basis for determining the price. Investments for which the market price cannot be determined are stated in the books at cost net of possible loss in value.

CASH AND CASH EQUIVALENTS

The stock of cash and cash equivalents are composed of cash, sight deposits and short-term, high liquidity investments which can be fast and easily exchanged into cash, the value of which is known in advance and are subject of insignificant risk of loss in value. Cash equivalents are the securities with maturity date within three months after the date of purchase.

DEPRECIATION OF ASSETS

The book value of assets is revised when conditions change or events occur on the basis of which it is likely that the book value surpasses the fair value. If the above conditions arise and the book value surpasses the estimated fair value, the assets or the cash producing units are written off up to the fair value.
The fair value in this case is the higher of the net sales price and the user value. The loss in value is stated in the income statement.

PROVISIONS

We make provision in case the Group has current liability which is the consequence of some past event and it is likely that the Group will have to meet that liability. The provisions are the best estimates of the management on the expenditures related to the settlement of the liability, applying to the balance sheet date.

EARNINGS PER SHARE

For the determination of the earnings per share we divide net profit by the weighted average of the number of traded shares.

ESTIMATIONS

The preparation of financial statements which are in conformity to the IFRS principles require the management to make estimations and use assumptions which affect the value of assets and liabilities on the balance sheet date as well as the sum of sales income and costs of the given period. Such estimations affect the loss in value settled on doubtful receivables, expected life-span of tangible assets and intangibles, certain cost accruals, the possibility to settle incomes and costs, recovery of latent taxes. Actual results may differ from such estimations.

TAXATION

The rate of tax depends on the tax liability determined on the basis of the acts on corporate tax and dividend tax, and is modified with deferred tax.

Deferred tax is determined on the basis of "balance sheet liability" method. Deferred tax arises in the cases when there is a time difference between the accounting of an item according to the act on accounting and the act on taxation. The establishment of deferred tax receivable and tax liability takes place by using the tax rates of the taxable income of years when the differences arising due to timing difference are expected to be recovered. The deferred tax liability and tax receivable reflect the tax régimen applying on the balance sheet date in relation to assets and liabilities established by the Group.

Deferred tax receivable can be stated on the balance sheet only when it is likely that during its future operation the Group will produce tax base in relation to which deferred tax can be realised. On the balance sheet turning date the Group takes into consideration its non-recovered deferred tax receivable and liability and takes into account such part of its not acknowledged receivable which may be recovered as reduction of the tax on future profit. Accordingly, the Group can reduce its deferred tax receivable by the sum which is not expected to be covered by the taxable profit.

The Group did not have to declare deferred tax in 2006 or in 2007.

TREASURY SHARES

The repurchased Genesis Energy shares are stated within equity. The Company settles against the profit reserve the gain or loss on the sale of treasury shares or the difference arising when they are repurchased.

PRESENTATION OF SEGMENT INFORMATION

The result of the individual operations (business segments) include the incomes and expenditures directly related to the segment as well as result items justified to be attached to the segment from the total result of the Company.

The non-distributed items include the overhead and administration costs of the Company related to the Group as a whole, as well as assets which cannot be directly attached to the operation of segments. This last category includes for instance short- and long term investments and liabilities which are settled for the purpose of financing rather than operation.

TERMINATED OPERATIONS

According to the IFRS 5 standard "Terminated operations", some operation can be rated as terminated when the assets needed to continue the given operation are intended to be sold or if the Group actually terminated the operation. Assets are intended to be sold when the income covering the book value is intended to be basically realised from the sale of the asset and not by further continuous operation.

3. LAND, BUILDING AND EQUIPMENT

Data in thousand HUF

Denomination	Land and Building	Equipment	Total
Gross value			
1 January 2007	0	8 358	8 358
Increases	534 756	1 468	536 225
Decreases and disposals			
31 December 2007	534 756	9 826	544 583
Accumulated depreciation			
1 January 2007	0	4 736	4 736
Increases		657	657
Decreases and disposals			
31 December 2007	0	5 393	5 393
Net book value			
1. January 2007	0	3 622	3 622
31 December 2007	534 756	4 433	539 189

4. INTANGIBLE ASSETS

Data in thousand HUF

Denomination	Know how	Others	Total
Gross value			
1 January 2007	0		
Increases	1 108 350	266	1 108 616
Decreases and disposals			
31 December 2007	1 108 350	266	1 108 616
Accumulated depreciation			
1. January 2007			
Increases		22	22
Decreases and disposals			
31 December 2007	0	22	22
Net book value			
1 January 2007			
31 December 2007	1 108 350	244	1 108 594

5. RECEIVABLES AND ACCRUED ASSETS

Data in thousand HUF

Denomination	2006.12.31	2007.12.31
Receivables from buyers	14 983	14 991
Loans advanced	18 269	126
Tax receivables	10 582	112 202
Receivables from the sale of investment	439 393	47 817
Receivable from the assignment of receivables	397 607	558 448
Deposits with trustee		1 414 386
Advance payments made	279 937	1 235 542
Other receivables	469	12 647
Accrued assets	2 882	918
Total	1 164 122	3 397 077

6. SECURITIES

Data in thousand HUF

	2006.12.31	2007.12.31
Shares traded on the Stock Exchange	439 436	500 889
Other shares	1 055 322	
Total	1 494 758	500 889

7. REGISTERED CAPITAL

The issued share capital is HUF 4.001.580.000. The face value of the shares is HUF 500/ unit. The share capital issued by the Company is composed of 8,003,160 shares.

8. LIABILITIES AND ACCRUED LIABILITIES

Data in thousand HUF

Denomination	2006.12.31	2007.12.31
Suppliers	56 979	69 786
Tax payable	1 706	49 355
Liabilities to employees		155
Liabilities due to cash pool	62 533	
Other liabilities	491	7 069
Accrued liabilities	53 565	20 079
Total	175 274	146 444

9. SALES, MARKETING AND ADMINISTRATION COSTS

Data in thousand HUF

Denomination	2006.	2007.
Material type expenditures	421 858	672 403
Personnel costs	134 885	55 790
Depreciation	27 804	679
Total	584 547	728 872

10. OTHER INCOME

Data in thousand HUF

Denomination	2006.	2007.
Gain on the sale of investments	155 554	
Gain on the sale of tangible and intangible assets	42 347	167
Indemnifications, interests on delay	380	17
Evaluation gain on securities		71 596
Others	18 748	388
Total	217 029	72 168

11. OTHER EXPENSES

Data in thousand HUF

Denomination	2006.	2007.
Loss on the sale of investments	697 663	
Foreign currency loss on securities	255 840	
Valuation loss of securities	130 643	
Loss on the sale of securities	78 116	76 910
Loss on the sale of receivables	49 512	
Net of exchange loss other than securities	24 401	
Taxes	3 234	14 131
Bad and waived receivable	357	
Net of exchange gain/loss		43 629
Others	12 420	2 729
Total	1 252 186	137 399

12. EARNINGS PER SHARE

For the calculation of earnings per share in both years we divided the sum of retained profit with the number of shares possessed by third parties. In 2006 the weighed average of the shares was 3,228,241 units and in 2007 7,399,251 units.

13. INFORMATION PER SEGMENT

From the aspect of control, the operation of the Group in 2006 could be put into two groups: trading and service provision operations. The Group regards these business lines as primary segments.

Data in thousand HUF

Name	Trade		Service	
	2006.	2007.	2006.	2007.
Sales income	240 145	0	220 848	32 173
Direct costs	164 327	0	56 629	8 967
Gross profit	75 818	0	164 219	23 206

For the time being we do not differentiate between geographical segments as the sales income of the Group comes exclusively from Hungary.

14. FINANCIAL ASSETS

FOREIGN CURRENCY MANAGEMENT

The financial assets subject to potential foreign currency risks of the company are mainly the foreign currency receivables.

FAIR VALUE

On 31 December 2007 the booked value of financial assets, receivables and liabilities was approximately identical to their fair value due to the short term nature of those assets and liabilities.

15. SENIOR EXECUTIVES

The senior executives of the company received the following remuneration:

Data in thousand HUF

Denomination	2006.	2007.
Short term benefits	2.880	13.940

The management of the Group is not entitled to any long term benefit or benefit after the end of their employment term.

16. EVENTS AFTER THE BALANCE SHEET DATE

The resolution of the General Meeting passed on 21 January 2008 on the issuance of convertible bonds finalised the commission contract related to the agreement concluded by the Company with GEM Global Fund and the making of advance payment as stated in the agreement; the Company could make the payment with the Cogenco shares owned.

In January 2008 Genesis Energy sold at purchase price 1,286,977 Helix shares floated on the Canadian stock exchange to the associated company of Genesis Capital Management Ltd.

17. APPROVAL OF THE FINANCIAL STATEMENTS

The Board of Directors approved the financial statements and authorised their disclosure.

18. OFF-BALANCE SHEET LIABILITIES

None.

Budapest, 23 April 2008

Gabriella Prazsák
Deputy General Manager

CORPORATE GOVERNANCE REPORT

In accordance with the resolutions of Act IV of 2006 on Business associations, § 312, Genesis Energy Investment Public Limited Company has developed its Corporate Governance Report for 2007.

Genesis Energy, as a company listed on the Budapest Stock Exchange, has considered the Corporate Governance Recommendations developed and accepted by the Budapest Stock Exchange as governing.

With its international management in the Hungarian headquarter, Genesis Energy PLC. plans to establish three plants worldwide to manufacture thin film solar cells of 5.7 square meters, in frame of capital export partly from Hungary. Of the studied locations, so far Hungary, Spain and Singapore have proved to be the favourable in terms of professional and business aspects. To implement its strategy, the company has assessed holding as the most appropriate organisational form. Accordingly the company has incorporated or purchased separate subsidiary companies for the projects at the different locations.

Name	Equity/ shareholders' capital	Ownership ratio (%)	Voting right [1] %	Category [2]
Genesis Solar Espana S.L.	EUR 1.686.937	100.00	100.00	Subsidiary company
Genesis Solar Magyarország Kft.	HUF 273.000.000	100,00	100.00	Subsidiary company
Genesis Solar Singapore Pte. Ltd. *	EUR 5,704,.750	75.00	75.00	Subsidiary company

The Company has increased equity of two of its subsidiaries, Genesis Solar Espana S.L and Genesis Solar Magyarország Kft. The equity of the Spanish company has been increased by 1.687 million Euros, and that of the Hungarian company by HUF 270 million, compared to the former HUF 3 million. The equity increases has been registered. The Company financed the costs of the preparation of the factory investments to be realised in the two countries. The objective of equity increase was to have the project companies cover the costs of the factory investments to be made in the two countries and that the own fund should be available there as required for drawing credit and receiving the grants.

The Company also advanced credits to Genesis Solar Espana S.L. which are now being converted to equity.

The company is governed by an international management, whose members are:

Dr. Gábor Rényi, President/CEO
Gabriella Zádorné Prazsák, CFO
Jenő Kunovits, SCM and CIO
Dr. Eckardt Bihler, Chief Operation Officer
Dieter Hentschel, Chief Implementation Officer

Based on the decision of the General Meeting, a unified Board of Directors was established in 2006 with the following members:

Name		Start of term	End/Termination of term	No. of shares possessed (units)
Dr. Gábor Rényi	President	1984	2011	45.350
Dr. Eckardt Bihler		2007	2011	
Dieter Hentschel		2007		
Gabriella Zádorné Prazsák		1994	2011	
Robert Stein		2004	2011	
E.M.A. Mier-Jedrzejowicz		2006	2011	
Dr. Zsolt Megyeri		1994	2011	260
Gábor Kálmán		1999	2011	
Erzsébet Birman	Chairman of Audit Committee	1997	2011	240
Dr. Gábor Urai	Member of Audit Committee	1994	2011	
Oszkár Hegedüs	Member of Audit Committee	1992	2011	140

No significant changes occurred in the organisation of the company, the Board of Directors was expanded with two new members during 2007.

The Company discloses each and every information required by the law or deemed by the Board of Directors as „significant bearing" with respect to the evaluation of the Company. The Board of Directors continuously informs investors on the strategic business objectives and their occasional changes.

Attached to this Report, please find the Declaration required by the Recommendations of BSE.

Budapest, 25 April 2008

Genesis Energy PLC. Board of Directors

CG Declaration on Compliance with the Corporate Governance Recommendations

As part of the Corporate Governance Report, by completing the following tables, the company declares to what extent it applied in its own practice of corporate governance the

recommendations and suggestions formulated in the different points of the Corporate Governance Recommendations ("CGR") published by the Budapest Stock Exchange Ltd. By reviewing the tables, market participants may receive information on the extent to which the corporate governance practice of different companies meets certain requirements included in the CGR, and may easily compare the practices of the different companies.

Level of compliance with the Recommendations

The company should indicate whether it applies the relevant recommendation or not, and in the case of a negative answer, it should provide the reasons for not applying the given recommendation.

R **Error! Reference source not found.**The Managing Body ensured that shareholders received access to information i

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The company applies the "one share - one vote" principle.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The company ensures that shareholders must meet the same requirements in oı

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** Items on the general meeting agenda only include subjects which are correctly

<u>**Yes**</u> No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

Yes <u>**No (no SB)**</u>

R **Error! Reference source not found.** Shareholders' comments on and supplements to the items on the agenda were ı

Yes <u>**No (no such occurred)**</u>

R **Error! Reference source not found.** Comments on the items of the agenda were made available to shareholders sin

Yes <u>**No (no such occurred)**</u>

Written comments made on the items on the agenda were published two working days prior to the general meeting.

Yes <u>**No (no such occurred)**</u>

R **Error! Reference source not found.** The election and dismissal of executives took place individually and by separate resolutions.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The responsibilities of the Managing Body include those laid out in **Error! Reference source not found.**.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The Managing Body held meetings regularly, at times designated in advance.

Yes No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

Yes **No SB**

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

Yes No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

Yes **No SB**

R **Error! Reference source not found.** The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

Yes No (Please explain)

R **Error! Reference source not found.** At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

Yes No (Please explain)

R **Error! Reference source not found.** At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of their independent status from those members considered independent.

Yes **No SB**

R **Error! Reference source not found.** The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

Yes **No (the company applies requirements set by the law)**

R **Error! Reference source not found.** Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company's subsidiary).

Yes No (Please explain)

R **Error! Reference source not found.** Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

Yes No (Please explain)

Transactions which according to **Error! Reference source not found.**, fell outside the normal course of the company's business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

Yes No (Please explain)

R **Error! Reference source not found.** Board members informed the Supervisory Board/Audit Committee if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

Yes **No (size of the organization doesn't require it)**

The Managing Body established its guidelines regarding insiders' trading in securities and monitored compliance with those guidelines.

Yes **No (size of the organization doesn't require it)**

R **Error! Reference source not found.** The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

Yes **No (no such occurred)**

The Supervisory Board formed an opinion on the remuneration guidelines.

Yes **No SB**

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the general meeting, as a separate item on the agenda.

Yes No (Please explain)

R **Error! Reference source not found.** The Managing Body prepared an evaluation of the work it carried out in the given business year. The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

Yes No (Please explain)

R **Error! Reference source not found.** It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

Yes No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the general meeting as a separate agenda item.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The structure of share-incentive schemes were approved by the general meeting.

Yes **No (no such occurred)**

Prior to the decision by the general meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in **Error! Reference source not found.**).

Yes **No**

R **Error! Reference source not found.** The Remuneration Statement was prepared by the company and submitted to the general meeting.

Yes **Was not needed**

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

Yes **No** (Please explain)

R **Error! Reference source not found.** The Managing Body or the committee operated by it is responsible for monitoring and controlling the company's entire risk management.

Yes No (Please explain)

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

<u>**Yes**</u> No (Please explain)

The Managing Body took the necessary steps to identify the major risk areas.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The Managing Body formulated the principles regarding the system of internal controls.

<u>**Yes**</u> No (Please explain)

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company's performance and profit targets.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in **Error! Reference source not found.**.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

<u>**Yes**</u> No (Please explain)

R **Error! Reference source not found.** The company created an independent Internal Audit function which reports to the Audit Committee.

Yes <u>**Initial phase of activity doesn't require it**</u>

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

Yes <u>**Initial phase of activity doesn't require it**</u>

R **Error! Reference source not found.** The internal audit activity is carried out by the Internal Audit function based on authorisation from the Audit Committee.

Yes <u>**Initial phase of activity doesn't require it**</u>

As an organisation, the Internal Audit function is independent from the executive management.

Yes **Initial phase of activity doesn't require it**

R **Error! Reference source not found.** The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

Yes **Initial phase of activity doesn't require it**

R **Error! Reference source not found.** The Managing Body prepared its report for shareholders on the operation of internal controls.

Yes **No**

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

Yes **Initial phase of activity doesn't require it**

R **Error! Reference source not found.** The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

Yes **Was not needed**

R **Error! Reference source not found.** The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

Yes **No (no such occurred)**

The Managing Body pre-determined in a resolution what circumstances constitute "significant bearing".

Yes **Was not needed**

R **Error! Reference source not found.** On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the

Remuneration Committee, as well as the committees' targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor's report on problems discovered during the audit.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to **Error! Reference source not found.**

Yes **Was not needed**

R **Error! Reference source not found.** There is a Nomination Committee operating at the company.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Nomination Committee provided for the preparation of personnel changes.

Yes **Current size of the organization doesn't require it**

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

Yes **Current size of the organization doesn't require it**

The Nomination Committee evaluated the activity of board and executive management members.

Yes **Current size of the organization doesn't require it**

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** There is a Remuneration Committee operating at the company.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

Yes **Current size of the organization doesn't require it**

The remuneration of the Managing Body was approved by the general meeting based on the recommendation of the Remuneration Committee.

Yes **Current size of the organization doesn't require it**

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

Yes **No (no such occurred)**

R **Error! Reference source not found.** The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

Yes **Current size of the organization doesn't require it**

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

Yes **Current size of the organization doesn't require it**

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

Yes **Current size of the organization**

doesn't require it

R **Error! Reference source not found.** The majority of the members of the Remuneration Committee are independent.

Yes **No such committee**

R **Error! Reference source not found.** The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

Yes No (Please explain)

R **Error! Reference source not found.** In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

Yes **Nature of the organization doesn't require it**

R **Error! Reference source not found.** The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

Yes No (Please explain)

R **Error! Reference source not found.** The company's disclosure guidelines include the procedures governing electronic, on-line disclosure.

Yes **Nature of the organization doesn't require it**

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

Yes No (Please explain)

R **Error! Reference source not found.** The Managing Body assessed the efficiency of disclosure processes.

Yes **Was not needed**

R **Error! Reference source not found.** The company published its corporate events calendar on its website.

Yes **Was not needed**

R **Error! Reference source not found.** In the annual report and on the website of the company, the public was informed about the company's corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

Yes No (Please explain)

R **Error! Reference source not found.** In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

Yes No (Please explain)

R **Error! Reference source not found.** In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

Yes No (Please explain)

R **Error! Reference source not found.** The company provided information on the internal organisation and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

Yes **Current size of the organization doesn't require it**

R **Error! Reference source not found.** In the annual report and in the Remuneration Statement on the company's website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive management.

Yes **No (not about guidelines, only remuneration and fees)**

R **Error! Reference source not found.** The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about major risks.

Yes **Nature of the organization doesn't require it**

R **Error! Reference source not found.** In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

Yes No (Please explain)

R **Error! Reference source not found.** The company discloses its guidelines governing insiders' trading in the company's securities on its website.

Yes **Current size of the organization doesn't require it**

The company published in the annual report and on its website ownership in the company's securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

Yes No (Please explain)

R **Error! Reference source not found.** In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

Yes No

Level of compliance with the Suggestions

The company should indicate whether the relevant suggestion of the CGR is applied or not (**Yes** / No)

S 1.1.3	The company has an investor relations department.	Yes / **No**
S 1.2.1	The company published on its website the summary document regarding the conducting of the general meeting and the exercise of shareholders' rights to vote (including voting via proxy)	**Yes** / No
S 1.2.2	The company's articles of association are available on the company's website.	**Yes** / No
S 1.2.3	The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).	**Yes** / No
S 1.2.4	Information and documents according to 1.2.4 regarding general meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company's website.	**Yes** / No
S 1.2.5	The general meeting of the company was held in a way that ensured the greatest possible shareholder participation.	**Yes** / No
S 1.2.6	Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the general meeting.	**Yes** / No
S 1.2.7	The voting procedure applied by the company ensured unambiguous, clear and fast decision-making by shareholders.	**Yes** / No
S 1.2.11	At the shareholders' request, the company also provided information on the general meeting electronically.	Yes / **Not required**
S 1.3.1	The identity of the chairman of the general meeting was approved by the company's general meeting prior to the discussion of the items on the agenda.	**Yes** / No
S 1.3.2	The Managing Body and the Supervisory Board were represented at the general meeting.	**Yes** / No
S 1.3.3	The company's articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company's general meeting and be granted the right of participation in the discussion of the relevant items on the agenda.	**Yes** / No
S 1.3.4	The company did not prevent shareholders attending the general meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.	**Yes** / No
S 1.3.5	The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the general meeting. Where the company declined to give an answer it published its reasons for doing so.	Yes / **No such questions**
S 1.3.6	The chairman of the general meeting and the company ensured that in answering the questions raised at the general meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.	**Yes** / No

S 1.3.7	The company published a press release and held a press conference on the decisions passed at the general meeting.	**Yes** / No
S 1.3.11	The company's general meeting decided on the different amendments of the articles of association in separate resolutions.	**Yes** / No
S 1.3.12	The minutes of the general meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the general meeting.	**Yes** / No
S 1.4.1	The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.	Yes / **No dividend**
S 1.4.2	The company disclosed its policy regarding anti-takeover devices.	Yes / **No**
S 2.1.2	The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.	**Yes** / No
S 2.2.1	The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.	Yes / **No SB**
S 2.3.2	Board members had access to the proposals of a given meeting at least five days prior to the board meeting.	**Yes** / No
S 2.3.3	The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.	**Yes** / No
S 2.4.1	The election of the members of the Managing Body took place in a transparent way, information on candidates was made public at least five days prior to the general meeting.	**Yes** / No
S 2.4.2	The composition of boards and the number of members complies with the principles specified in 2.4.2.	**Yes** / No
S 2.4.3	Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction programme.	**Yes** / No
S 2.5.2	The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.	Yes / **No**
S 2.5.3	The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management's work where the functions of Chairman and CEO are combined.	Yes / **No**
S 2.5.6	The company's Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.	Yes / **No SB**

S 2.7.5	The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.	Yes / **No such system**
S 2.7.6	In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.	Yes / **No SB**
S 2.8.2	The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company's daily operations.	Yes / **No such thing**
S 2.8.10	When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10.	Yes / **No**
S 2.8.12	The company's auditor assessed and evaluated the company's risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.	Yes / **No**
S 2.9.1	The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.	Yes / **No**
S 2.9.4	The Managing Body may invite the company's auditor to participate in those meetings where it debates general meeting agenda items.	**Yes** / No
S 2.9.5	The company's Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.	Yes / **No such thing**
S 3.1.2	The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the Supervisory Board in the given business year.	Yes / **No The Audit Committee is part of the Board of Directors**
S 3.1.4	The company's committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.	**Yes** / No
S 3.1.5	The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5.	**Yes** / No
S 3.2.2	The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.	**Yes** / No
S 3.3.3	The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body.	Yes / **No such committee**
S 3.3.4	The majority of the members of the Nomination Committee are independent.	Yes / **No such committee**

S 3.3.5	The rules of procedure of the Nomination Committee includes those details contained in 3.3.5.	Yes / **No such committee**
S 3.4.5	The Remuneration Committee prepared the Remuneration Statement.	Yes / **No such committee**
S 3.4.6	The Remuneration Committee exclusively consists of non-executive members of the Managing Body.	Yes / **No such committee**
S 4.1.4	The disclosure guidelines of the company at least extend to those details contained in 4.1.4	**Yes** / No
	The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.	Yes / **Was not investigated**
S 4.1.7	The company's financial reports followed IFRS guidelines.	**Yes** / No
S 4.1.16	The company also prepares and releases its disclosures in English.	**Yes** / No

ARTICLES OF ASSOCIATION
(consolidated version with modifications)

I. Corporate Name of the Company

The Public Limited Company operates under the name Genesis Energy Befektetési Nyilvánosan Működő Részvénytársaság, in English: Genesis Energy Investment Public Limited Company, in German: Genesis Energy Investment Offene Aktiengesellschaft

The abbreviated name of the Company: Genesis Energy Nyrt., in English: Genesis Energy PLC, in German: Genesis Energy oAG

The Company operates as a publicly held company limited by shares.

II. Seat

Seat of the Company: 1137 Budapest, Szent István krt. 18. The Company may establish business premises in locations other than its seat.

III. Scope of Activity

The Company's scope of activity:

4110	*Development of building projects*
5210	*Warehousing and storage*
5821	*Publishing of computer games*
5829	*Other software publishing*
5920	*Sound recording and music publishing activities*
6201	*Computer programming activities*
6202	*Computer consultancy activities*
6203	*Computer facilities management activities*
6209	*Other information technology and computer service activities*
6311	*Data processing, hosting and related activities*
6399	*Other information service activities n.e.c.*
6420	*Activities of holding companies (Main activity)*
6820	*Renting and operating of own or leased real estate*
6832	*Management of real estate*
7010	*Activities of head offices*
7021	*Public relations and communication activities*
7022	*Business and other management consultancy activities*

7733	*Renting and leasing of office machinery and equipment (including computers)*
7740	*Leasing of intellectual property and similar products*
7490	*Other professional, scientific and technical activities n.e.c.*
8110	*Combined facilities support activities*
8230	*Organisation of conventions and trade shows*
8299	*Other business support service activities n.e.c.*
8560	*Educational support activities*

IV. Duration of the Company

The Company was founded for an indefinite term.

V. Share Capital and Shares

5.1. The Company's share capital amounts to HUF 4.001.580.000, i.e. four billion one million five hundred and eighty thousand forint, represented by 8.003.160 pieces of dematerialised ordinary shares with a pair value of HUF 500 each.

5.2. Payment of the pair value of the shares occurred at the foundation of the Company, and at the occasions of each increase of the share capital.

5.3. Shareholders who subscribed at least ten pieces of shares were entitled to pay only 30% of the pair value of the shares they subscribed at the above date, and these shareholders were obliged to pay the other 70% within 30 days upon such resolution of the Board of Directors.

5.4. Should a shareholder fail to perform his/her asset contribution set by the Articles of Association, the shareholder's legal relationship will terminate as set by the Act No. IV of 2006. If no other person assumes the obligation of the asset contribution subscribed by the shareholder, the General Meeting shall decrease the share capital with the amount of the asset contribution failed to be paid.

5.7. Of the equity of the Public Limited Company exceeding its share capital, employee shares available at no cost or at a discounted price can be issued in accordance with the regulations on the increase of share capital. Conditions for obtaining and transferring these shares are set by the Board of Directors.

5.8. With the exceptions of the holders of employee shares, any shareholder is entitled to transfer any of his/her shares to any shareholder or third party.

VI. General Meeting

6.1. The General Meeting is convened as follows: the Board of Directors posts the venue, date, agenda and all other information required by related regulations or the Articles of Associations related to the convening of the General Meeting on its website at least 30 days prior to the date of the General Meeting.

6.2. Shareholders may exercise the shareholders' rights on the General Meeting.

6.3. Each and every shareholder, who has certified his/her legal relationship, is entitled to appear on the General Meeting or be represented by a proxy. The power of attorney shall be made in writing. As a certification to shareholders' ownership on the share(s), the Company shall accept also the statement of account issued by the Central Clearing House and Depository Co. Ltd. (KELER) or the keeper of the security account.

6.3.a. The date of shareholder identification shall fall exclusively between the 10th (tenth) and 5th (fifth) market days preceding the General Meeting. No such person can be excluded from exercising his/her shareholders' rights on the General Meeting who was the owner of the share(s) on the date of shareholder identification.

6.4. Each share entitles the holder thereof to have one vote.

6.5. A General Meeting has a quorum if shareholders representing more than half of the shares entitled to vote are present.

6.6. The General Meeting adopts its decisions by simple majority of the votes, with the exception of issues where the law requires qualified majority. If the number of votes is equal, the vote of the Chairman of the Board of Directors decides.

6.7. Any resolution of the General Meeting that may influence a right related to any type of shares disadvantageously may become effective if at least a three-quarter (3/4) majority of shareholders representing the given type of shares consent to it in a written declaration addressed to the Board of Directors.

6.8. Any resolution of the General Meeting that addresses a change in the way of operation of the Public Limited Company can be made only if at least three quarters of the shareholders each representing at most one percent of the votes give their advance consent to it. Consent of the involved shareholders may be deemed given only if, until the date of the General Meeting, no written objections are filed against the approval of the proposal that the Board of Directors prepares and sends in writing to all involved shareholders at least 15 days prior to the General Meeting.

6.9. In the event a General Meeting does not have a quorum, the re-convened General Meeting, in accordance with the invitation, can be held on the date of the General Meeting that didn't have a quorum. The re-convened General Meeting shall have the quorum for the matters indicated on the original agenda, irrespective of the number of shareholders present.

6.10. The Board of Directors is entitled to convene the General Meeting anytime.

6.11. The Managing Body shall take measures to convene the General Meeting:

(a) in the events required by related law;

(b) in the matters and on the date set by the previous General Meeting;

(c) if shareholders with at least 5% of the votes ask the convening in writing with indicating the reason and objective.

6.12. Cancelled with the resolution of the General Meeting of 28 November 2006.

6.13. The General Meeting shall have the exclusive scope of authority and competence in the following matters:

(a) Approval and modification of the Articles of Association. The Articles of Association entitles the Board of Directors to modify the corporate name, business premises and branch offices of the Company, and its scope of activity, with the exception of the main activity, without convening the General Meeting, in its own scope of authority.

(b) Increase and decrease of the share capital;

(c) Changing the rights related to different types of shares;

(d) Decision on merger with other public limited company, merger by acquisition, division and termination of the Company, or transformation into other corporate form;

(e) Decision on the appointment and dismissal of the Chairman of the Board of Directors, the members of the Board of Directors, the members of the Audit Committee and the auditors, including the decision on their remuneration.

(f) The General Meeting is obliged to put on its agenda annually the evaluation of the work of the senior executives performed in the previous business year and to make a resolution on the waiver which may be granted for the senior executives.

(g) To assist the work of the senior executives, the General Meeting may make a resolution on the appointment of one or more CEOs.

(h) The General Meeting shall discuss the Corporate Governance Report together with the annual reports.

(i) Decision on any matter, which, due to law or the Articles of Association, belongs to the exclusive scope of authority of the General Meeting, or which the Board of Directors proposes to the General Meeting.

6.14. The General Meeting shall make a resolution resulting in the withdrawal of the shares from the stock exchange, including also the resolution that leads to withdrawal of a series of securities as a sanction, only in the event if any investor undertakes, in advance, the obligation to submit a public offer to purchase the shares involved in the withdrawal in accordance with the related regulations specified in the "Regulations for Listing, Continued Trading and Disclosure" of the Budapest Stock Exchange.

6.15. The General Meeting shall decide on an issue resulting in the withdrawal of the shares from the stock exchange, only if any investor or a group of investors undertakes, in advance, the obligation to submit a public offer to purchase the shares of those shareholders who had not voted in favour of the resolution concerning the withdrawal of the shares.

6.16. If the capital increase is carried out against a provision of cash contribution, shareholders of the company, and among them first the shareholders owning shares that are in the same series as those shares being listed, then the holders of convertible bonds and bonds with the right of subscription, in this order, have the preference right to take over the shares. The Company shall inform, in the way set by the Articles of Association, its shareholders and the holders of the convertible bonds and bonds with the right of subscription on the possibilities and ways of exercising their preference right to take over the shares, including the par value and issuance price of the obtainable shares, and the starting and ending date of the period – of at least 15 days – open to exercise this right of theirs.

6.17. In case of a capital increase carried out with the subscription of new shares, the General Meeting deciding on the issuance may appoint, in its resolution, the persons or shareholders who are entitled to subscribe the new shares. If the persons or shareholders appointed by the General Meeting didn't subscribe all the amount of shares required for the planned increase of capital until the closing date determined for subscription, the capital increase shall be deemed void.

6.18. The Company pays no dividend on treasury shares, doesn't take the dividend on treasury shares into consideration when calculating the interests of shareholders entitled to receive dividend, and dividend on treasure shares will be accounted for accumulated equity. The starting date for the payment of dividend shall be defined in such way as to ensure a period of at least 10 working days between the first publication date of such announcement and the initial date of dividend distribution. This announcement, which shall be based on the resolutions of the General Meeting or Board of Directors, shall include also the amount of dividend. The shareholder identification shall be carried out as a prerequisite

to paying dividend and in accordance with KELER regulations, and it shall be at earliest the 5th working days after the General Meeting.

6.19. In the event the Public Limited Company, in connection with its property management activity, will make shares issued by other companies listed, it shall provide its shareholder with pre-emptive right for the shares offered in the initial public offering, unless it fails to comply with the terms and conditions of the agreement signed by the Public Limited Company before 29 April, 1999.

6.20. The General Meeting can be suspended on one occasion, and the suspended General Meeting shall be continued within 30 days. In case of a continued General Meeting, the rules for convening the General Meeting and appointing the chief officers shall not be applied.

VII. Board of Directors

7.1. A Board of Directors implementing a unified management system is operating at the Company.

7.2. Members of the Board of Directors and among them the Chairman of the Board of Directors shall be elected by the General Meeting.

7.3. The Board of Directors shall consist of at least 5 and at most 11 natural persons. The majority of the members of the Board of Directors shall be independent persons; a member of the Board of Directors shall be deemed independent, if, in addition to his/her membership in the Board of Directors, he/she has no other legal relationship with the Public Limited Company.

7.4. In addition to the members of the Board of Directors, persons invited by the Chairman of the Board of Directors may attend the meetings of the Board of Directors with the right of consultation.

7.5. Meetings of the Board of Directors are convened as required, but at least three times in a year by the Chairman, who shall notify all participants in writing, determining the venue, date and agenda at least eight days prior to the meeting.

7.6. The Board of Directors adopts its decisions by simple majority of the votes. If the number of votes is equal, the vote of the Chairman of the Board of Directors decides.

7.7. The Board of Directors shall have a quorum if more than half (1/2) of the members are present on the meeting of the Board of Directors.

7.8. Resolutions of the Board of Directors can be made also in writing, without holding a meeting of the Board of Directors. Condition of this is that the Chairman of the Board of Directors shall notify each and every member of the Board of Directors of the proposal of the resolution in writing (letter, telex, facsimile), and each and every member of the Board of Directors shall make a declaration on the acceptance of the content of the proposal. Written resolution shall be made only in case of unanimous consent.

7.9. On the meetings of the Board of Directors, minutes shall be taken, which shall include the date of the meeting, the members present, resolutions made and the name of the members of the Board of Directors who voted against the resolution – and also their reasons to do so, if they request it.

7.10. Employer rights over the Chief Executive Officers and his/her deputy/deputies shall be exercised by the Board of Directors.

7.11. In case of the circumstances required by law, the Board of Directors shall be entitled to decide, instead of the General Meeting, on the payment of interim dividend.

7.12. The General Meeting of the Company shall establish, of the independent members of the Board of Directors, an Audit Committee of 3-5 members for the responsibilities set by the law.

Members of the Company's Board of Directors for the period until 27 November 2011:

Gabriella Zádorné Prazsák (address: 1029 Budapest, Csatlós u. 34., mother's name: Mária Tóth)
dr. Zsolt Megyeri (address: 5600 Békéscsaba, Corvin u. 14., mother's name: Erzsébet Sipos)
Gábor Rényi (address: 1137 Budapest, Szent István park 26., mother's name: Ilona Ungár)
Gábor Kálmán (address: 1061 Budapest, Anker köz 1., mother's name: Éva Zoltán)
Robert Stein (address: 52 Hartford Road, Digswell, Herts, Hertfordshire AL60DA Great Britain, mother's name: Erzsébet Eisler)
Edward Michael Andrew Mier-Jedrzejowicz (address: ul. Kr. Lowej Marysie, 02-954 Warsaw, Poland, mother's name: Sophia Dubanowicz)
Dieter Hentschelt (mother's name: Gisela Hofmann, address: Kapellenbergstr. 68. D-71120 Grafenau, Germany)
dr. Eckartd Michael Bihlert (mother's name: Gerta Garbert, address: Chopinstr. 27. D-70195 Stuttgart, Germany)
Oszkár Hegedűs (address: 1036 Budapest, Lajos u. 105., mother's name: Irén Kanovszky)
Erzsébet Birman (address: 1052 Budapest, Aranykéz u. 6., mother's name: Erzsébet Landler)
Dr. Gábor Urai (address: 1136 Budapest, Pannónia u. 21., mother's name: Magdolna Tepper)

The General Meeting appointed Gábor Rényi as the Chairman of the Board of Directors.

VIII. Signing on Behalf of the Company

8.1. Signing on behalf of the Company shall be performed by any person so authorized in a way that such person signs his/her full name under the pre-written, pre-typed or printed name of the Company.

8.2. The following persons shall be authorized to sign on behalf of the Company

a) the Chief Executive Officer and the deputy/deputies of the Chief Executive Officer independently;
b) two members of the Board of Directors;
c.) the general manager independently.

Signatory rights of the members of the Board of Directors shall not be limited.

8.3. Any disposal of the bank account requires signing by at least two persons so authorized.

8.4. The Company publishes its announcements on its corporate website and on the official announcement site specified in the "Regulations for Listing, Continued Trading and Disclosure" of the Budapest Stock Exchange (website of the Stock Exchange)

IX. Cancelled with the resolution of the General Meeting of 28 November 2006

X. Auditors

10.1. The Company elects AUDISOFT Kft. (seat: 1025 Budapest, Szeréna út 51., company registration number: 01-09-071784) as its Auditors for the period from 17 April 2008 to …………… 20… On behalf of the Auditors, the audit activity will be performed dr. Julianna Mencz (mother's name: Julianna Morvai, address: 1025 Budapest, Szeréna út 51.).

XI. Business Year, Taxation, Dividend

11.1. The business year of the Company corresponds to calendar year. The first business year commences with the registration by the Court of Registration and ends with 31 December of the same year.

11.2. At the end of the business year, the Board of Directors shall submit a report prepared in accordance with the Act on Accounting, annual reports and Corporate Governance Report to the General Meeting. The report prepared in accordance with the Act on Accounting and the Corporate Governance Report will be accepted by the General Meeting.

11.3. Based on the report prepared in accordance with the Act on Accounting, the General Meeting shall decide on the allocation of the dividend. Within 30 days from the resolution of the General Meeting, the Board of Directors shall take measures to pay the dividend.

XII. Termination of the Company

12.1. The Company shall be terminated if:

a) the General Meeting decides to terminate the Company without legal successor;

b) in case of merger with another public limited company, merger with acquisition, division or transformation into other corporate form;

c) the Court of Registration establishes that the Company is terminated;

d) the Court terminates the Company in a liquidation proceeding;

e) related law requires that.

11.2. In the event the Company terminates without legal successor, a voluntary dissolution shall follow. Related law shall be applied for dissolution.

These Articles of Association incorporate all amendments that have been made since the foundation of the Company until 25 April 2008 in a consolidated version, in accordance with the regulations of the Act No. IV of 2006, with most recent amendments written in italic.

Budapest, 25 April 2008.

....	....
Chairman of the Board of Directors	Authenticator

Countersigned:

END